AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 2001
                                                     REGISTRATION NO. 333-55858
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                       SPYGLASS ENTERTAINMENT GROUP, INC.
             (Exact Name of Registrant as Specified in its Charter)

     DELAWARE                        7812                       95-4840554
 (State or Other              (Primary Standard             (I.R.S. Employer
 Jurisdiction of          Industrial Classification        Identification No.)
 Incorporation or                Code Number)
  Organization)

                       SPYGLASS ENTERTAINMENT GROUP, INC.
                          500 South Buena Vista Street
                         Burbank, California 91521-1855
                                  818-560-3458
    -------------------------------------------------------------------------
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                          500 South Buena Vista Street
                         Burbank, California 91521-1855
                                  818-560-3458
   --------------------------------------------------------------------------
          (Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent for Service)

                                   COPIES TO:


        MURRAY MARKILES, ESQ.                    JONATHAN R. ROD, ESQ.
        JULIE M. KAUFER, ESQ.                      THOMAS EMDE, ESQ.
       JOHN J. MCILVERY, ESQ.
 Akin Gump Strauss Hauer & Feld, LLP      Freshfields Bruckhaus Deringer, LLP
       2029 Century Park East               520 Madison Avenue, 34th Floor
    Los Angeles, California 90067                 New York, NY 10022
           (310) 728-3000                           (212) 277-4000

                                   -----------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS
                            REGISTRATION STATEMENT.
                                   -----------

     If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                   -----------

                         CALCULATION OF REGISTRATION FEE
================================================================================
                                          PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF                     AGGREGATE            AMOUNT OF
SECURITIES TO BE REGISTERED                OFFERING PRICE(1)    REGISTRATION FEE
--------------------------------------------------------------------------------
Common Stock, par value $.001 per share....  $287,500,000         $71,875.00
================================================================================

     (1) Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(o) under the Securities Act of 1933.

     ------------------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                       SUBJECT TO COMPLETION-MAY 17, 2001

               PROSPECTUS

--------------------------------------------------------------------------------

[LOGO                                Shares
  TO                               10,000,000
COME]
                                  Common Stock
--------------------------------------------------------------------------------

Spyglass Entertainment Group, Inc., is offering an aggregate of 10,000,000 shares of common stock of Spyglass Entertainment Group, Inc. These shares will be offered in the Federal Republic of Germany, to investors located in jurisdictions other than the United States, to large institutional buyers in the United States and to employees and persons or entities who have business relationships with us that are located in the United States and persons or entities related to them that are located in the United States. We have applied to list our common stock on the Neuer Markt of the Frankfurt Stock Exchange. Prior to this offering, there has been no public market for our common stock.

We expect the public offering price will be between Euro10.30 and Euro13.15 per share, or, based upon the exchange rate reported by The Wall Street Journal for May 14, 2001, of $0.874 per Euro1.00, between $9.00 and $11.50 per share.

                                                   PER SHARE          TOTAL
Public offering price                             $    Euro         $
Underwriting discounts, commissions and fees.     $    Euro         $
Proceeds, before expenses                         $    Euro         $

SEE "RISK FACTORS" ON PAGES 13 TO 24 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF COMMON STOCK.
================================================================================

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters may purchase up to 1,500,000 additional shares from the company at the public offering price, less underwriting discounts, fees and commissions.


We expect that the common stock will be ready for delivery and payment on _________, 2001, in Frankfurt am Main, Germany

                 JOINT GLOBAL COORDINATORS AND JOINT BOOKRUNNERS
          BNP PARIBAS                                      HYPOVEREINSBANK
The date of this prospectus is _____________, 2001

--------------------
INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. SPYGLASS ENTERTAINMENT GROUP, INC. MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                            TABLE OF CONTENTS
                                                  PAGE                                                     PAGE


Prospectus Summary.................................4         Principal Stockholders.........................88
Summary of the Offering ...........................7         General Information About Our Company..........
Summary Combined Financial Data...................11         Description Of Capital Stock...................92
Risk Factors......................................14         Shares Eligible For Future Sale................96
Presentation of Currency Information..............25         Underwriting...................................98
Use of Proceeds...................................26         Legal Matters.................................102
Dividend Policy...................................27         Experts.......................................102
Capitalization....................................28         The German Equity Market......................103
Dilution..........................................29         German Taxation Matters.......................104
Selected Combined Financial Data..................30         United States Taxation Matters................107
Management's Discussion and Analysis Of Financial            Where You Can Find More Information...........110
       Condition and Results Of Operations........33         Index To Financial Statements.................F-1
Business..........................................44
Management........................................78
Certain Relationships and Related Transactions....87


         Neither we, nor the underwriters, have taken, or will take any action in any jurisdiction other than Germany and the United States that would permit a public offering of the shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

         You should rely only on the information contained in this prospectus. We have not and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

         Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Such transactions may include stabilization, the purchase of common stock to cover syndicate short positions and the imposition of penalty bids.

         In this prospectus, we rely on and refer to information regarding our industry and competitors from market research reports, including reports from the Motion Picture Association of America, Paul Kagan Associates, and other publicly available information. Although we believe this information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

                               PROSPECTUS SUMMARY

     THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.


SPYGLASS ENTERTAINMENT GROUP, INC.


         We are a global entertainment company that develops, produces, finances, acquires and distributes feature length commercial motion pictures for exhibition in U.S. domestic and foreign theatrical markets and for subsequent worldwide release in all media including home video, pay and free television. We provide funds for motion picture development and pre-production and arrange full production financing and worldwide motion picture distribution through a strategic relationship with a major U.S. motion picture studio and a network of international distributors. The motion picture projects we typically select and develop feature major motion picture stars who appeal to worldwide motion picture audiences and/or are supported by strong creative teams. We generated revenue of $108.5 million, $259.1 million and $40.1 million for the years ended December 31, 1999 and 2000, and for the three months ended March 31, 2001, respectively. This resulted in net income of $18.1 million, $94.6 million and $14.6 million, respectively. These revenues were received from the release of six motion pictures and the receipt of only executive producer fees on one motion picture, UNBREAKABLE. The revenues and the net income generated for 1999 and 2000, and the three months ended March 31, 2001 resulted substantially from the success of THE SIXTH SENSE.

         Since we started our business in October 1998, we have produced and financed, executive produced, or co-financed and distributed, seven motion pictures, all of which have reached at least $60 million in worldwide box office receipts, with four of these motion pictures achieving $100 million in worldwide box office receipts. On each of the motion pictures on which we served as producers, we were responsible for services including one or more of the following: developing and selecting motion picture projects, selecting key creative talent, production and arranging financing and worldwide distribution. These motion pictures (with release dates) are INSTINCT (June 1999), THE SIXTH SENSE (August 1999), KEEPING THE FAITH (April 2000) and SHANGHAI NOON (May
2000). For the motion pictures that we have co-financed, we generally provide financing in exchange for foreign distribution rights. These motion pictures (with released dates) are THE INSIDER (November 1999) and MISSION TO MARS (March
2000). In connection with the motion picture UNBREAKABLE (November 2000), our role was limited to that of an executive producer with respect to consultation on production and distribution matters. To date, these seven motion pictures have generated aggregate worldwide box office receipts in excess of $1 billion while receiving 13 Academy Award nominations, in addition to numerous other awards and nominations. THE SIXTH SENSE is the number one box office grossing thriller of all time. It was nominated for six Academy Awards and received numerous other awards including The People's Choice Award for favorite motion picture and favorite dramatic motion picture of 1999.

         Our revenues arise primarily from receipt of non-refundable minimum guarantees from our distributors upon the delivery of a motion picture in return for the right to distribute a motion picture in a particular territory, or a group of territories, for a particular media (ie. theatrical, video, etc.) and from overages that these distributors are required to pay to us once they have recouped the contractually allowable costs. In some international territories, we distribute under an arrangement known as a "rent-a-system". In these territories, we are entitled to receive all revenues less a distribution fee and the distribution costs incurred by the distributor, which consist primarily of the costs of marketing, advertising and release prints. The largest components of film costs are production costs, residual costs, which are payments made by motion picture producers to various guilds and unions, and talent participations granted to creative personnel.

         We were founded by and are primarily owned and operated by our CEOs, Gary Barber and Roger Birnbaum, two entertainment industry veterans with more than 40 years combined experience in developing, producing, financing, acquiring and distributing motion pictures. They have long-established working relationships with the various Hollywood constituencies including the major studios, independent producers, talent agencies, entertainment industry financial institutions and international territorial distributors. Over the past ten years, Messrs. Barber and Birnbaum, while at our company or in previous senior executive positions with other companies in the motion picture industry, have produced and/or financed over 50 motion pictures between them which have grossed more than $4.0 billion in total worldwide box office receipts, with thirteen of these motion pictures achieving blockbuster status by generating worldwide box-office receipts of $100 million or more. Although both Mr. Barber and Mr. Birnbaum have successful track records, production of a motion picture is subject to numerous risks and a number of their historical projects have failed to achieve box office success.

         We generally develop, produce, finance and distribute motion pictures in two ways: owned motion pictures, to which we retain the copyright, subject to licenses we grant, and for which we are instrumental in sourcing the creative material, financing the development of the motion picture, overseeing the production process and controlling all future ancillary exploitation; and co-financed motion pictures, for which we are typically not involved in the general development and production of the motion picture, but selectively co-finance the motion pictures with major studios, acquiring all or substantially all of the foreign distribution rights to such motion pictures as well as, in certain cases, the copyrights. We believe our business model is fundamental in distinguishing us from other comparable companies in the industry.

         At the core of our owned motion picture model is our direct access to high quality commercial content, recognized talent and other creative personnel, coupled with a strategic relationship with a major U.S. motion picture studio and a network of foreign distributors to exploit motion pictures we produce and finance. Through the business and financial arrangements we have established with this global distribution arrangement, we believe we are able to develop, finance, produce and distribute motion pictures on a worldwide basis with substantially less financial risk to our overall operating results than most other independent production companies. We typically do not proceed with a motion picture production unless at least 80-90% of the motion picture's budgeted production costs, (the various costs, charges and expenses incurred in the acquisition and production of a motion picture), are covered or anticipated to be covered by nonrefundable minimum guarantee commitments from distributors. The actual percentage of coverage provided by these commitments is frequently higher than 90% of budgeted production costs, but in certain limited circumstances, we will proceed with the production of certain projects, of which there has been one, the motion picture REIGN OF FIRE, through the date of this prospectus, for which nonrefundable minimum guarantees are anticipated to cover less than 80% of the budgeted costs of production. In addition, we have a $200 million credit facility with a bank syndicate led by The Chase Manhattan Bank. Our access to these funds gives us the advantage of being able to consider opportunities not typically available to our independent production company competitors. We have structured our distribution and financing arrangements so that we typically retain a large portion of each motion picture's ultimate profits, or "back-end" returns.

         In the U.S., we have an exclusive production, financing and distribution agreement with Buena Vista Pictures Distribution, a subsidiary of The Walt Disney Studios. Under this agreement, with the exception of productions where we provide co-financing, we are committed to produce motion pictures exclusively for Buena Vista Pictures Distribution. Our key international distributors include Buena Vista International, Kirch Media Group, Canal+, Lusomundo Audiovisuais, Toho Towa, Pony Canyon, Sogecable and Svensk Filmindustri. As part of these distribution arrangements, we typically receive nonrefundable minimum guarantees on each motion picture, which generally cover a significant portion of our production costs. Our distributors also contribute substantial funds to cover print and advertising (P&A) costs, which consist of expenses related to the theatrical release of a motion picture, including: (i) the creation of prints (physical copies of a motion picture's final version for distribution to movie theatres), and (ii) all costs and expenses related to the advertising, promotion and marketing activities that precede and accompany a motion picture's theatrical release. Our distributors are entitled to recoup these P&A costs from revenues generated by exploitation of the associated motion picture or in certain limited cases, groups of motion pictures, in defined media in their respective territories. We provide significant business and marketing supervision for our distributors through our experienced executive team. As a result of our distribution structure and arrangements, we generally retain all copyrights to motion pictures we produce and finance, allowing us to build a valuable library and control our properties across various other media. We also retain all merchandising, music publishing, interactive game and other selected derivative and ancillary rights to the motion pictures we produce and finance, subject to a first negotiation right granted to Buena Vista Pictures Distribution.

         As the owner of the copyright for the majority of motion pictures we produce and finance, we are able to exploit those motion pictures in any medium in perpetuity, subject to any licenses granted by us. Furthermore, we plan to capitalize on the revenue streams that can be derived from the exploitation of derivative works and ancillary rights from those motion pictures including theatrical sequels, television series, motion pictures, Internet-based content, merchandising, interactive games, book and music publishing and soundtracks.

                             ----------------------

         We are a Delaware corporation. Our executive offices are located at 500 South Buena Vista Street, Burbank, California 91521-1855, and our telephone number is (818) 560-3458. Our website address is WWW.SPYGLASSENTERTAINMENT.COM. The information contained on our website is not part of this prospectus.

                             SUMMARY OF THE OFFERING


     TOTAL SHARES OFFERED


          10,000,000 shares of our common stock.

     THE OFFERING


          The offering consists of a public offering in the Federal Republic of Germany, to investors located in jurisdictions other than the United States, to certain institutional buyers in the United States and to employees and persons or entities who have business relationships with us that are located in the Unizted States, and persons or entities related to them that are located in the United States.


     OVER-ALLOTMENT OPTION


          We will grant the underwriters an over allotment option under which we will agree to sell to the underwriters up to an additional 1,500,000 shares of common stock. The Barber Family Partnership, Ltd. and Roger Birnbaum have agreed to lend the underwriters up to an aggregate of 1,500,000 shares of common stock during the 30-day period of the over-allotment option.


     JOINT GLOBAL COORDINATORS AND JOINT BOOKRUNNERS

          BNP PARIBAS and Bayerische Hypo - und Vereinsbank Aktiengesellschaft, or HypoVereinsbank, are acting as joint global coordinators and joint bookrunners.

     PRICE RANGE


          The initial public offering price payable by investors for the shares offered will be determined in a book-building procedure conducted by the underwriters according to customary practice in the Federal Republic of Germany. The price range within which investors may offer to purchase shares will be determined by us and the underwriters on or about _______, 2001. Such price range is Euro10.30 to Euro13.15 ($9.00 to $11.50). We expect to publish that purchase price range in the BORSEN- ZEITUNG on _____, 2001. We anticipate that the period of time within which investors may offer to purchase shares will be from ___________, 2001 to _____________, 2001. The underwriters reserve the right to shorten or extend such period.


     INITIAL PUBLIC OFFERING PRICE

          We expect to determine, together with the underwriters,the final purchase price per share on _______, 2001, and to publish that purchase price in the Borsen-Zeitung on _____, 2001.

     ALLOCATION

          We anticipate that beginning on ________, 2001, investors who placed orders with an underwriter may inquire from such underwriter as to the number of shares allotted to them.

     DELIVERY OF SHARES AND PAYMENT

          It is currently expected that the purchase price for shares offered will be payable by investors on _____, 2001, against delivery of such allotted shares in book-entry form.

     TAKE-OVER CODE AND PRINCIPLES OF ALLOTMENT

          We have recognized the Take-Over Code of the Stock Exchange Expert Commission at the German Federal Ministry of Finance and have agreed to comply with the Stock Exchange Expert Commission's principles for the allotment of stock issues.

     PREFERENTIAL ALLOTMENT

          We have reserved up to 5% of the shares of common stock offered for sale at the initial public offering price to employees and persons or entities that have business relationships with us and persons or entities related to them. The number of shares available for sale to other investors will be reduced to the extent those persons or entities purchase the reserved shares.

     SHARES OUTSTANDING AFTER THE OFFERING


          As of the date of this prospectus, we will have issued 36,678,894 shares of common stock. Upon completion of this offering, we will have outstanding 46,678,894 shares of common stock, assuming the issuance of 10,000,000 shares of common stock offered hereby and no exercise of options after May 15, 2001 (___% of our outstanding common stock).
          Of these shares, all shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act.


     DIVIDENDS


          Holders of the offered shares are entitled to any dividends, if any, declared after the date of issuance of the shares to its holder if the shares are held by them on the record date for the dividend. We intend to retain future earnings to fund growth of our business and do not anticipate paying any cash dividends on shares of common stock.


     LOCK-UP AGREEMENTS

          We have agreed with the Deutsche Borse AG and all of our stockholders have irrevocably undertaken to us for a period of six months after the date of admission of the shares to the Neuer Markt not to offer or sell their shares directly or indirectly, either in an exchange or off-exchange transaction or announce such action or take any other action that is the economic equivalent of a sale of their shares.


          All of our current stockholders and option holders have signed one year lock-up agreements with the underwriters under which they agreed not to sell or otherwise transfer, directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, any shares of common stock without the prior written consent of the underwriters; provided that one unaffiliated stockholder, who currently holds an option to purchase less than 5% of the outstanding shares of our common stock, may sell 50% of his shares of common stock six months after the date of admission of the shares to the Neuer Markt. The lock-up agreements entered into by Gary Barber, Roger Birnbaum, Jonathan Glickman, Andrew Larner, Paul Schwake and Paul Neinstein provide that they will not sell or otherwise transfer, directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, any shares of common stock except as permitted in the lock-up agreements during the three year period following the admission of our shares to the Neuer Markt without the prior written consent of the underwriters, provided certain contributions of shares may be made to charities six months following the admission of our shares to the Neuer Markt, which charities will be required to enter into certain lock-up arrangements. Notwithstanding the preceding sentence, each officer may sell 15% of the common stock held on the date of this prospectus in the second year following the admission of our shares to the Neuer Markt and 30% of the common stock held on the date of this prospectus in the third year following the admission of our shares to the Neuer Markt without the prior written consent of the underwriters. The lock-up agreements entered into by non-employee stockholders expire one year after the admission of our shares to the Neuer Markt. The underwriters may, in their sole discretion, at any time and without notice, release all or a portion of the shares subject to these lock-up agreements.


     LISTING AND ADMISSION TO TRADING

          In connection with this offering, we, in conjunction with the underwriters, have applied for the admission of the entirety of our issued and outstanding shares of common stock to the regulated market with trading on the Neuer Markt of the Frankfurt Stock Exchange. We currently expect that the admission will take place on _______________, 2001. The first day on which the offered shares will be quoted on the Neuer Markt is currently anticipated to be _________, 2001.

     NOTICES AND PAYING AGENTS

          We will publish any notices to stockholders in at least one German nationwide official journal designated by the Frankfurt Stock Exchange (which currently is anticipated to be BORSEN-ZEITUNG). ___________ will be our paying agent in Germany.

     DESIGNATED SPONSORS FOR NEUER MARKT


          We have retained BNP PARIBAS and HypoVereinsbank to act as designated sponsors for the shares on the Neuer Markt for one year following the first day of trading.


     TRADING SYMBOL FOR NEUER MARKT


          The trading symbol for our shares on the Neuer Markt is [ ].


     SECURITIES IDENTIFICATION CODES


          The German securities code number (WKN) for the shares of common stock is _________, the international securities identification number
          (ISIN) for the shares of common stock is ____________, and the common code is ____________.

                         SUMMARY COMBINED FINANCIAL DATA


         The following summary combined financial data presented below for the period from October 22, 1998 (inception) to December 31, 1998 and the years ended December 31, 1999 and 2000 have been derived from the audited combined financial statements, prepared in accordance with U.S. GAAP, of Spyglass Entertainment Group, L.P. and B&B Company.

         The summary combined financial data as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 have been derived from the unaudited combined financial statements of Spyglass Entertainment Group, L.P. and B&B Company and include all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position at such date and results of operations for such periods. The results of operations for the three months ended March 31, 2000 and 2001 are not necessarily indicative of the results for the entire year.

         The financial statements are presented on a combined basis. Prior to this offering, the ownership interests in Spyglass Entertainment Group, L.P. and all of the assets and liabilities of B&B Company associated with THE SIXTH SENSE were contributed to Spyglass Entertainment Group, Inc.

         The summary combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and the combined financial statements and the related notes thereto included elsewhere in the prospectus.


         You also should consider the following information in conjunction with your review of this financial data:


     o "EBIT" is defined as earnings before interest and taxes. While many in the financial community consider EBIT to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for or superior to operating income, net earnings, cash flow and other measures of financial performance prepared in accordance with U.S. GAAP. EBIT is a non-U.S. GAAP measure of performance and does not reflect cash available to fund cash requirements. Our calculation of EBIT may be different from the calculation used by other companies and, therefore, comparability may be limited.

     o The "pro forma" data reflects the reorganization of Spyglass Entertainment Group, L.P. and the contribution of all of the assets and liabilities of B&B Company associated with THE SIXTH SENSE under a C corporation holding company, Spyglass Entertainment Group, Inc. As a result, we will be subject to United States federal and state corporate income taxes. The information below shows the pro forma provision for income taxes for all periods presented. This reorganization also results in the establishment of deferred taxes and the partners' capital being reclassified as paid-in-capital. These deferred taxes will include a deferred tax asset relating to the tax basis of THE SIXTH SENSE film assets. This asset will be assessed for realizability and any required valuation allowance will also be established. As of March 31, 2001, this deferred tax asset was approximately $9,825,000.

     o The "pro forma" data also includes distribution of approximately $85.0 million dollars in cash plus investments with a book value of $5.0 million that will have been made by June 5, 2001. Also, as part of the reorganization, B&B Company will retain the rights to the revenue and the associated liabilities prior to May 1, 2001. The amount to be retained by B&B Company is approximately $15.0 million.

     o The "pro forma as adjusted" data reflects the application of the estimated net proceeds of approximately $87.0 million.

                                                 OCTOBER 22,
                                                    1998
                                               (INCEPTION) TO
                                                DECEMBER 31,
                                                 OCTOBER 22,                                                 MARCH 31,
                                               (INCEPTION) TO                                            THREE MONTHS ENDED
(IN THOUSANDS, EXCEPT FOR SHARE                 DECEMBER 31,         YEAR ENDED DECEMBER 31,                 MARCH 31,
 AND PER  SHARE DATA)                               1998             1999              2000             2000           2001
                                               ---------------  ----------------  ---------------  --------------  --------------
                                                                                                      (UNAUDITED)    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Total revenues..............................   $            --  $        108,456  $       259,105  $       70,354  $       40,121
Total direct costs..........................                --            81,878          147,169          25,193          21,290
                                               ---------------  ----------------  ---------------  --------------  --------------
Gross profit................................                --            26,578          111,936          45,161          18,831
Operating expenses..........................             1,467             4,918            6,758           1,511           2,674
Contingent compensation.....................                --             2,073           10,225           4,441           1,625
                                               ---------------  ----------------  ---------------  --------------  --------------
Operating income (loss).....................            (1,467)           19,587           94,953          39,209          14,532
Interest expense, net.......................                23             1,502              325             757             (97)
                                               ---------------  ----------------  ---------------  --------------  --------------
Income (loss) before pro forma provision
   for income taxes.........................            (1,490)           18,085           94,628          38,452          14,629
Pro forma provision for income taxes
   (unaudited)..............................               (13)           (5,480)         (36,728)        (14,924)         (5,799)
                                               ---------------  ----------------  ---------------  --------------  --------------
Pro forma net income (loss) (unaudited).....   $        (1,503) $         12,605  $        57.900  $       23,528           8,830
                                               ===============  ================  ===============  ==============  ==============

Earnings (loss) per common share:
Basic.......................................   $         (0.04) $           0.49  $          2.58  $         1.05  $         0.40
                                               ===============  ================  ===============  ==============  ==============
Diluted.....................................   $         (0.04) $           0.47  $          2.37  $         0.97  $         0.37
                                               ===============  ================  ===============  ==============  ==============
Weighted average shares outstanding:
Basic.......................................        36,678,894        36,678,894       36,678,894      36,678,894       36,678,894
                                               ===============  ================  ===============  ==============  ===============
Diluted.....................................        37,843,161        38,248,017       39,862,830      39,448,307       40,000,000
                                               ===============  ================  ===============  ==============  ===============
Pro forma earnings (loss) per common share:
Basic.......................................   $         (0.04) $           0.34  $          1.58  $         0.64             0.24
                                               ===============  ================  ===============  ==============  ===============
Diluted.....................................   $         (0.04) $           0.33  $          1.45  $         0.60  $          0.22
                                               ===============  ================  ===============  ==============  ===============
Pro forma weighted average shares
  outstanding:
Basic.......................................        36,678,894        36,678,894       36,678,894      36,678,894       36,678,894
                                               ===============  ================  ===============  ==============  ===============
Diluted.....................................        37,843,161        38,248,017       39,862,830     39,448,307        40,000,000
                                               ===============  ================  ===============================  ===============


                                                                AS OF MARCH 31, 2001
                                                  --------------------------------------------------
(IN THOUSANDS)                                                                         PRO FORMA
                                                      ACTUAL         PRO FORMA        AS ADJUSTED
                                                  ---------------  ---------------  ----------------
                                                   (UNAUDITED)       (UNAUDITED)      (UNAUDITED)
BALANCE SHEET DATA:
ASSETS
Cash and cash equivalents.......................  $        10,818  $            --      $         --
Film costs, net.................................          168,464          168,464           168,464
Deferred tax....................................               --           12,006            12,006
Total assets....................................          194,402          190,590           190,590
LIABILITIES
Accounts payable and accrued expenses...........           10,275           10,275            10,275
Bank and other borrowings.......................           23,482          112,664            25,664
Partners' capital...............................          119,195               --                --
Stockholders' equity............................               --           26,201           113,201

                                                 OCTOBER 22,
                                                    1998
                                               (INCEPTION) TO
                                                DECEMBER 31,
                                                 OCTOBER 22,                                                 MARCH 31,
                                               (INCEPTION) TO                                            THREE MONTHS ENDED
(IN THOUSANDS, EXCEPT FOR SHARE                 DECEMBER 31,         YEAR ENDED DECEMBER 31,                 MARCH 31,
 AND PER  SHARE DATA)                               1998             1999              2000             2000           2001
                                               ---------------  ----------------  ---------------  --------------  --------------
                                                                                                      (UNAUDITED)    (UNAUDITED)
  Cash (used in) provided by operating
     activities..............................    $     (355)    $    (88,974)     $   119,711       $    1,879      $ (32,808)
  Cash used in investing activities..........            --             (423)              --               --           (195)
  Cash provided by (used in) financing
     activities..............................        13,517           80,772         (100,589)          (3,662)        20,162
  EBIT (unaudited)...........................        (1,467)          19,587           94,953           39,209         14,532
  Capital expenditures.......................            --              423               --               --            195
  Depreciation and amortization of other
     assets..................................            --              157              212               53             69

                                  RISK FACTORS


         BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, AS DESCRIBED BELOW. WE URGE YOU TO CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE TO INVEST IN OUR COMMON STOCK. OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD SUFFER AS A RESULT OF ANY OF THESE FACTORS. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD FALL, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT IN OUR COMMON STOCK.

T         RISKS ASSOCIATED WITH OUR LIMITED OPERATING HISTORY.

         MOST OF OUR OPERATING EXPENSES ARE FIXED IN THE SHORT-TERM, OUR REVENUES ARE DIFFICULT TO PROJECT DUE TO OUR LIMITED OPERATING HISTORY AND WE MAY NOT BE ABLE TO QUICKLY REDUCE SPENDING IF OUR REVENUES ARE LOWER THAN PROJECTED.

         We plan our expenses in part on future revenue projections. We commenced operations on October 22, 1998 (inception), and, as a result of our limited operating history, we have limited meaningful historical financial data upon which to estimate revenues and operating expenses. Our ability to forecast accurately our quarterly revenues is further limited because our motion picture productions have long production cycles that make it difficult to predict the quarters in which motion pictures will be completed, and in turn, released by Buena Vista Pictures Distribution and its affiliates pursuant to its release schedule. We do not have ultimate control over the release schedule of Buena Vista Pictures Distribution and its affiliates. Since our operating expenses are fixed in the short-term, we may not be able to quickly reduce spending if our revenues are lower than projected. If we do not achieve our expected revenues, our operating results will be below our expectations and the expectations of investors and market analysts, which could cause the price of our common stock to decline.

         A SIGNIFICANT PORTION OF OUR HISTORICAL REVENUES ARE DERIVED FROM THE SIXTH SENSE AND WE CANNOT ASSURE YOU OF SIMILAR RESULTS OF OPERATIONS IN THE FUTURE.

         The motion picture THE SIXTH SENSE provided 42% and 64% of our revenues for the years ended December 31, 1999 and 2000, respectively. Consequently, our results of operations for 1999 and 2000 include growth that would not have existed without THE SIXTH SENSE and may not reflect what our results of operations will be in the future absent a similar success. We expect that revenues generated by THE SIXTH SENSE will significantly diminish in future periods. We cannot assure you that our new titles or any sequel to THE SIXTH SENSE, if produced, will achieve commercial success. We cannot assure you that we will continue to manage the production and distribution of future motion pictures as profitably as we have with THE SIXTH SENSE or that we will produce or acquire motion pictures that will achieve commercial success comparable to that of THE SIXTH SENSE. Without a newly released motion picture with the level of success of THE SIXTH SENSE, our revenues could be significantly lower than they have been in the past.

         OUR REVENUES COULD DECLINE IF WE FAIL TO MEET OUR PRODUCTION GOALS AND RELEASE SCHEDULE.

         The production and distribution of motion pictures are subject to numerous uncertainties, including financing requirements, the availability of desired talent and quality material and the release schedule of Buena Vista Pictures Distribution and its affiliates and the motion pictures of our competitors. If we fail to meet our production goals and release schedule, our revenues would decline. We currently intend to increase the production and/or acquisition of rights to, and the distribution of, motion pictures. We cannot assure you that our goals will be met in future periods or that the number of motion pictures produced, acquired or distributed will increase. We also cannot assure you that any of the pictures scheduled for release in the remainder of 2001 or future periods will be completed on budget, or at all, or released following completion.

         RISK ASSOCIATED WITH DEPENDENCE UPON KEY PERSONNEL.

         THE LOSS OF EITHER OF OUR CHIEF EXECUTIVE OFFICERS OR THE FAILURE TO HIRE AND INTEGRATE A CAPABLE NEW EXECUTIVE IN PLACE OF EITHER OF THEM COULD HARM OUR BUSINESS.

         We rely heavily on Gary Barber and Roger Birnbaum, our Co-Chairmen and Chief Executive Officers, for our success and the loss of either of these officers could disrupt our business. Virtually all decisions concerning the conduct of our business, including the motion pictures we develop and produce are made or significantly influenced by Messrs. Barber and Birnbaum. Our employment agreements with Messrs. Barber and Birnbaum were for an initial term of five years and expire on October 20, 2003. While we believe that we will be able to enter into comparable employment agreements with them at the end of such term, we cannot assure you that Messrs. Barber and Birnbaum will execute such agreements. Should we fail to continue to employ either Mr. Barber or Mr. Birnbaum, we may not be able to maintain the visibility in the industry that is necessary to maintain and extend our production, financing and distribution agreements and attract high quality talent. Further, there is the possibility that Messrs. Barber and Birnbaum will not continue to enjoy a positive working relationship in the future. Should Messrs. Barber and Birnbaum cease to enjoy a positive working relationship, the fact that each has a significant, separate ownership interest in our company could disrupt our business operations, possibly resulting in a reduction in revenues.

         THE CONTINUATION OF OUR RELATIONSHIPS WITH SOME OF OUR MAIN DISTRIBUTORS IS CONDITIONED ON OUR RETENTION OF MESSRS. BARBER AND BIRNBAUM, AND OUR ABILITY TO DISTRIBUTE OUR MOTION PICTURES MAY BE NEGATIVELY AFFECTED IF WE ARE UNABLE TO RETAIN MESSRS. BARBER AND BIRNBAUM.

         In addition to their management duties, Messrs. Barber and Birnbaum play key roles in maintaining our relationship with Buena Vista Pictures Distribution and our foreign distributors, as well as our relationships with leading creative talent. Our agreement with Buena Vista Pictures Distribution is conditioned on the continued employment with us of Messrs. Barber and Birnbaum and our agreements with Kirch Media Group and Pony Canyon Inc. are conditioned on the continued employment with us of Mr. Barber. We cannot assure you that we will be able to replace these production, financing and distribution agreements on equivalent terms if these distribution agreements are terminated due to either of Messrs. Barber or Birnbaum ceasing to be employed by us. The termination of our relationships with these parties could make it more difficult to distribute the motion pictures we produce and finance, or co-finance, in the geographic regions in which these distributors operate and would require significant dedication of management resources to negotiate alternative distribution agreements. If alternative distribution agreements on substantially equivalent terms are not available, it would result in lost opportunities to distribute motion pictures we produce and finance or co-finance and would have a material adverse effect on our revenues and results of operations.

         THE CONTINUATION OF OUR CREDIT FACILITY IS CONDITIONED ON OUR CONTINUED EMPLOYMENT OF MESSRS. BARBER AND BIRNBAUM AND WE MAY BE UNABLE TO OBTAIN ADDITIONAL FINANCING OR REPAY OUR INDEBTEDNESS IF OUR CREDIT FACILITY IS TERMINATED.

         We currently intend to finance our future motion pictures with funds made available to us under a credit facility from, among others, a syndicate of commercial banks led by the The Chase Manhattan Bank. The availability of this facility is conditional on continued employment with us of Messrs. Barber and Birnbaum or successors to each of them acceptable to the bank syndicate. Were the employment of either Mr. Barber or Mr. Birnbaum to be terminated, or if Messrs. Barber or Birnbaum were to leave our company without their replacement by executives acceptable to the bank syndicate or if our company were sold to a third party, we may not be able to finance future motion pictures with this credit facility. We cannot assure you that we would be able to replace the credit facility on terms equivalent to the terms of The Chase Manhattan Bank credit facility, if at all, and if no alternative credit facility is available to us we may be unable to continue to fund our operations.

         RISKS ASSOCIATED WITH OUR RELATIONSHIP WITH BUENA VISTA PICTURES DISTRIBUTION.

         OUR REVENUES AND RESULTS OF OPERATIONS MAY DECLINE IF, AT THE EXPIRATION OF OUR PRODUCING, FINANCING AND DISTRIBUTION AGREEMENT WITH BUENA VISTA PICTURES DISTRIBUTION, WE ARE UNABLE TO NEGOTIATE AN EXTENSION TO SUCH AGREEMENT OR AN EQUIVALENT AGREEMENT WITH ANOTHER MAJOR STUDIO.

         Our agreement with Buena Vista Pictures Distribution expires on December 28, 2003. We rely on this contractual relationship for a significant portion of total revenues. In 1998, 1999 and 2000, total revenues derived from relationships with Buena Vista Pictures Distribution and affiliates of Buena Vista Pictures Distribution accounted for approximately zero, $82.5 million and $193.7 million, representing zero, 76% and 75% of our total revenues, respectively. Although not required by contract, Buena Vista Pictures Distribution also provides us with services and benefits as part of our relationship including early access, and opportunity to take over, production and financing of certain motion pictures within The Walt Disney Studios' slate of motion pictures in development, certain accounting assistance and business services, and casting assistance. We cannot assure you that we will be able to enter into an extension of the agreement with Buena Vista Pictures Distribution or negotiate a replacement financing and distribution arrangement on terms and with benefits as favorable to us as those of our agreement with Buena Vista Pictures Distribution; if we are unable to extend our relationship with Buena Vista Pictures Distribution and fail to enter into one or more equivalent substitute relationships with a major studio other than Buena Vista Pictures Distribution, our results of operations may decline.

         IF ONE OR MORE OF OUR DISTRIBUTION AGREEMENTS IS TERMINATED, BUENA VISTA PICTURES DISTRIBUTION HAS THE RIGHT TO TERMINATE ITS PRODUCTION, FINANCING AND DISTRIBUTION AGREEMENT WITH US; OUR RESULTS OF OPERATIONS MAY DECLINE IF WE ARE UNABLE TO NEGOTIATE AN EQUIVALENT AGREEMENT WITH A THIRD PARTY.

         If one or more distribution agreements with our distributors terminates, leading to a lower amount of nonrefundable minimum guarantees from the remaining distributors, and we are unable to secure one or more equivalent substitute relationships with other distributors, Buena Vista Pictures Distribution has the right to terminate its production, financing and distribution agreement. We cannot assure you that we will be able to maintain all of our distribution agreements with our existing distributors; if one or more of our distributors terminates its distribution agreement with us, we cannot assure you that we will be able to enter into a replacement production, financing and distribution agreement on terms and with benefits as favorable to us as our relationship with Buena Vista Pictures Distribution. If we are unable to enter into one or more equivalent substitute relationships with distributors, our results of operations may decline.

         BUENA VISTA PICTURES DISTRIBUTION MAY, IN ITS SOLE DISCRETION, DECIDE NOT TO APPROVE PRODUCTION OF ONE OR MORE MOTION PICTURES WE HAVE SUBMITTED TO THEM FOR APPROVAL CAUSING US TO MISS OUR PRODUCTION GOALS AND OUR REVENUES TO DECLINE.

         Under our production, financing and distribution agreement with Buena Vista Pictures Distribution we have committed that with the exception of productions where we provide co-financing, we will produce motion pictures exclusively for Buena Vista Pictures Distribution. Buena Vista Pictures Distribution is able to withhold approval for commencement of production of motion pictures at its discretion and could prevent us from producing any motion pictures, thus limiting us to co-financing projects. In addition, because Buena Vista Pictures Distribution is not required to approve the commencement of production of any motion pictures, Buena Vista Pictures Distribution can, and on two occasions has, negotiated enhancements to its rights with respect to motion pictures as a condition to approving commencement of production of the motion pictures. We cannot assure you that we will in the future find such enhancements acceptable, in which case we will decline to commence production of the applicable motion picture. Our inability to produce motion pictures in any particular year would cause our revenues to decline.

         BUENA VISTA PICTURES DISTRIBUTION'S EXERCISE OF APPROVAL RIGHTS OVER CERTAIN ASPECTS OF EACH OF THE MOTION PICTURES WE PRODUCE AND FINANCE MAY HINDER OR PREVENT PRODUCTION OF MOTION PICTURES WE PRODUCE AND FINANCE AND CAUSE OUR REVENUES TO DECLINE.

        In addition to its approval rights over whether a particular project may actually be produced (or greenlighting of a project), Buena Vista Pictures Distribution has approval rights over the scripts and certain creative elements of each motion picture distributed for us by Buena Vista Pictures Distribution and its affiliates. These rights allow Buena Vista Pictures Distribution to exert significant influence over certain creative aspects of the motion pictures we produce and finance, and can prevent production of a motion picture with respect to which the script and key creative elements are not mutually agreed. In addition, if during production of a motion picture we desire or are required to make certain material changes to the script, we are required to obtain Buena Vista Pictures Distribution's approval. The exercise by Buena Vista Pictures Distribution of approval rights in a manner that prevents or delays our production of any motion picture would cause our revenues to decline.

         BUENA VISTA PICTURES DISTRIBUTION'S CONTROL OVER DISTRIBUTION MAKES COMMERCIAL SUCCESS OF MOTION PICTURES UNCERTAIN AND COULD RESULT IN A DECLINE IN REVENUE.

         Although Buena Vista Pictures Distribution has a financial interest in the success of the motion pictures we produce, any decision by Buena Vista Pictures Distribution not to distribute or promote one of these motion pictures or to promote those of our competitors, including their own affiliates motion pictures, to a greater extent than it promotes motion pictures we have produced and financed, could have a material adverse effect on our results of operations. Decisions regarding the timing of release of motion pictures and the manner and level of promotional support from a major distributor are important in determining the success of a particular motion picture. As is the case under most distribution agreements, our distributor, Buena Vista Pictures Distribution, together with its affiliates, controls the manner and timing of distribution of the motion pictures we produce and finance, including the number of theaters in which these motion pictures are released. Buena Vista Pictures Distribution and its affiliates distribute many motion pictures each year and has strategic alliances and other business relationships with other companies that produce motion pictures for distribution by Buena Vista Pictures Distribution and its affiliates and who now, or in the future may be our competitors. The Walt Disney Studios could in the future expand its own production or its relationships with its existing third party producers, or enter into additional ones, and as a result our business could be materially adversely affected. To date, through four releases of motion pictures that we have produced and financed, there have been no such material adverse effects. We cannot assure you that Buena Vista Pictures Distribution and its affiliates will not enhance or increase those of its business operations that directly compete with us, causing our market share, and consequently our results of operations, to decline.

         RISKS ASSOCIATED WITH OUR BUSINESS MODEL.

         THE NONREFUNDABLE MINIMUM GUARANTEE COMMITMENTS WE RECEIVE FROM OUR DISTRIBUTORS ARE NOT SUFFICIENT TO ENSURE OUR PROFITABILITY OR THE PROFITABILITY OF EACH OF THE MOTION PICTURES WE PRODUCE AND FINANCE OR CO-FINANCE.

         The nonrefundable minimum guarantee commitments that we receive from distributors are used to secure the repayment of third-party financing of motion picture production costs. These guarantees may only be sufficient to secure third-party financing and do not assure the profitability of the motion pictures we produce and finance or co-finance, or our operations. Additional revenues may be necessary to enable us to recoup any investment in such motion picture in excess of the aggregate nonrefundable minimum guarantees obtained from distributors, pay for distribution costs, pay for ongoing acquisition and development of other motion pictures and cover general operating expenses. If distributors are unable or unwilling to meet their nonrefundable minimum guarantee obligations, or if we are unable to extend our relationship with our existing distributors and fail to enter into one or more equivalent substitute distribution agreements, it would negatively impact our ability to obtain third-party financing and other material commitments necessary to complete additional motion pictures.

         COVENANTS CONTAINED IN OUR CREDIT FACILITY WILL LIMIT OUR ABILITY TO BORROW ADDITIONAL MONEY, SELL ASSETS AND MAKE ACQUISITIONS AND PAY DIVIDENDS. COMPLIANCE WITH THESE RESTRICTIONS AND COVENANTS MAY LIMIT OUR ABILITY TO IMPLEMENT ELEMENTS OF OUR BUSINESS STRATEGY.

         Our credit facility with a bank syndicate led by The Chase Manhattan Bank contains restrictive covenants including restrictions on dividends, capital expenditures and indebtedness as well as financial ratio maintenance requirements, which may limit our ability to operate our business or implement elements of our business strategy. These covenants and requirements include a minimum required capital base of stockholders' equity and subordinated debt, plus amounts personally guaranteed by Messrs. Barber and Birnbaum, of at least $40 million, a capital expenditure limit of $1 million per year, an annual overhead limit of $8 million plus any producer fees paid to individuals and contingent compensation to individuals, a per motion picture production budget exposure limit of $100 million, and a restriction on pre-greenlight development expenditures to $5 million on any one project and $15 million in the aggregate at any one time. Any failure to comply with the covenants and conditions in our credit facility could result in the early termination of the credit facility by our bank syndicate. Without the consent of the lenders under our credit facility, we are unable to pay dividends to our stockholders, redeem or acquire any of our outstanding securities, or compensate our employees outside the ordinary course of business. Further, with certain limited exceptions, we are unable to issue any preferred stock, incur additional indebtedness or guarantee the indebtedness of others, without the consent of the lenders under our credit facility. In addition, to secure our credit facility, we granted to our lenders a first priority security interest in all of our assets. Our lenders are secured by the rights in the motion pictures held by us. As of May 14, 2001, we had $51 million of outstanding indebtedness under our credit facility and an additional $3.36 million of indebtedness to a distributor. Our credit facility terminates on June 18, 2004. We cannot assure you that we will be able to comply with these or other covenants or conditions in the future, that we will generate sufficient cash flow to repay our indebtedness, that we will be able to extend our credit facility or negotiate a replacement credit facility on substantially equivalent terms, or that the terms of the credit facility will not limit our ability to operate our business or implement elements of our business strategy. We further cannot assure you that, in the event the need arises, we will be able to obtain additional financing or to refinance our indebtedness on terms acceptable to us, or at all.

         IF WE ARE UNABLE TO CONTINUE TO ATTRACT CREATIVE TALENT, THE QUALITY AND/OR COMMERCIAL SUCCESS OF THE MOTION PICTURES WE PRODUCE MAY DECLINE.

         We believe the success of a motion picture is tied closely to recruiting high-quality creative personnel for production and, if we are unable to attract such creative talent, the motion pictures we produce and finance may be less commercially successful. We generally employ only a few creative staff members on a permanent basis. Through our special-purpose production service companies, we contract with directors, actors and screenplay writers on a motion picture-by-motion picture basis. Competition for these quality creative artists is intense. Since the quality and success of a motion picture is largely dependent on the artists who created it, our inability to attract first-rate creative talent could cause the quality and/or commercial success of the motion pictures we produce and finance to decline.

         OUR REVENUES AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED IF THOSE WITH WHOM WE CO-FINANCE MOTION PICTURES DO NOT DELIVER MOTION PICTURES WITH HIGH TECHNICAL AND CREATIVE QUALITY.

         Substantially all of the creative control of the motion pictures for which we are co-financiers is assumed by major studios, subject to our limited right to approve certain elements of these motion pictures. Our business success in marketing the distribution rights to these motion pictures bears a direct relationship to whether the major studios exercise high technical and creative standards during the production of motion pictures. If the motion pictures co-financed by us cannot be exploited successfully, our revenues and results of operations may be adversely affected.

         OUR FUTURE PERFORMANCE AND PROFITABILITY COULD BE IMPAIRED IF WE ARE UNABLE TO MANAGE GROWTH.

         Our future performance and profitability will depend on a number of factors, including our ability to recruit, motivate and retain qualified personnel. Moreover, our management and our administrative and financial resources may face significant demands resulting from any future expansion, whether internally or through acquisitions. In the last year, we have added two additional employees to assist with our expanded operations. Our planned growth will require us to hire at least three additional persons to assist with legal affairs, financial management and systems oversight. If we fail to add and retain qualified personnel as our operations expand, our future business, financial condition and results of operations could be harmed.

         OUR FUTURE RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED IF WE ARE NOT ABLE TO REALIZE THE ANTICIPATED BENEFITS OF ACQUISITIONS.

         We may consider strategic acquisitions as opportunities arise, subject to the obtaining of any necessary financing. Acquisitions involve numerous risks, including diversion of our management's attention away from our operating activities. We cannot assure you that we will not encounter unanticipated problems or liabilities relating to the integration of an acquired company's operations, which could adversely affect our future results of operations, nor can we assure you that we will realize the anticipated benefits of any future acquisitions.

         OUR REVENUES AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY RISKS INHERENT IN THE INTERNATIONAL DISTRIBUTION OF OUR PRODUCT.

         For the years ended December 31, 1999 and 2000, we derived 54% and 67% of our revenues, respectively, from non-U.S. sources, and as a result, our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

     o changes in laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and to withholding taxes;

     o    differing degrees of protection for intellectual property;

     o    the instability of foreign economies and governments; and

     o    fluctuating foreign currency exchange rates.

         To the extent any of these risks materialize, our revenues and results of operations may be adversely affected.

         IF WE DO NOT RECOUP THE PRINT AND ADVERTISING COSTS WE INCUR AS A RESULT OF OUR "RENT-A-SYSTEM" ARRANGEMENTS, OUR PROFIT MARGINS MAY DECLINE.

         In "rent-a-system" territories, we are generally responsible for costs associated with print and advertising in the distribution territory. The vast majority of these costs are incurred prior to the release of the motion picture in that territory. These costs can be substantial and the size and scope of an advertising campaign can have a significant effect on revenues derived from the theatrical release of a motion picture. As we cannot guarantee the commercial success of a motion picture in any market, we cannot assure you that the revenue we receive from a distributor will exceed our print and advertising costs and, consequently, our profit margins may decline.

         WE DISTRIBUTE OUR MOTION PICTURES THROUGH A RELATIVELY SMALL NUMBER OF DISTRIBUTORS; SHOULD ONE OR MORE OF OUR DISTRIBUTORS ENCOUNTER ADVERSE FINANCIAL CONDITIONS, OUR REVENUES AND RESULTS OF OPERATIONS MAY SUFFER.

         We produce motion pictures for distribution by only fourteen distributors worldwide. Of these distributors, three account for over 86% of our revenues. The relatively small number of distributors to whom we supply motion pictures makes our business sensitive to their financial condition and success. Should one or more of our distributors face or encounter adverse financial conditions, it could negatively impact our ability to receive revenues from the motion pictures we produce and finance, and co-finance, on a timely basis and our results of operations may suffer.

         RISKS ASSOCIATED WITH THE MOTION PICTURE INDUSTRY.

         OUR FUTURE RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY AN IMPENDING LABOR STRIKE.

         The existing collective bargaining agreement governing contracts and agreements with members of the Screen Actors' Guild is due to expire on June 30, 2001. Although we are not a signatory to the Screen Actors' Guild agreement, we affiliate with the Screen Actors' Guild on a per production basis, executing agreements through our special purpose production entities with members of that guild in connection with many of our United States based productions. In the event that this collective bargaining agreement is allowed to expire and a strike occurs, our ability to produce motion pictures in the United States, or elsewhere, will be materially adversely affected and our revenues and results of operations in future periods may be adversely affected.

         OUR REVENUES AND RESULTS OF OPERATIONS MAY FLUCTUATE UNEXPECTEDLY DUE TO FACTORS SUCH AS THE TIMING OF RELEASES OF MOTION PICTURES, PUBLIC ACCEPTANCE OF THE MOTION PICTURES WE PRODUCE AND FINANCE, OR CO-FINANCE, AVAILABILITY OF TALENT, COMPETITION IN THE MARKETPLACE AND OTHER FACTORS THAT WE CANNOT CONTROL.

         Our revenues and results of operations may fluctuate significantly and unexpectedly from period to period, and the results of any one period may not be indicative of the results for any future period. We cannot assure the economic success of any motion picture produced and/or co-financed by us because the production, completion and distribution of motion pictures are subject to numerous uncertainties, including financing requirements, the availability of creative talent, the release schedule of competing motion pictures, acceptance by the public and other factors. Predicting the economic success of a motion picture also is made difficult by the fact that the rights to a motion picture are often purchased at a very early stage in the motion picture's development. We are thus exposed to the risk of acquiring rights to motion pictures that cannot be exploited as anticipated. Our success in distributing the films that we select to produce and finance, or co-finance, is closely tied to our ability to identify motion pictures that have broad audience appeal and that will generate high levels of revenue. We do not, however, control the timing and manner of the release of the motion pictures that we produce and finance, or co-finance, and release schedules may be subject to other uncertainties. The timing and manner of these releases directly impacts the timing of our receipt of revenues and our results of operations in any period.

         We can give no assurance that our production and release goals will be met in any period or that completion will occur in accordance with the anticipated schedule or budget. Therefore, it is difficult to predict the quarters in which motion pictures will be completed, and in turn, are available for release by Buena Vista Pictures Distribution and its affiliates and our other distributors.

         In addition, the commercial success of a motion picture also depends upon the quality and acceptance of other competing motion pictures released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

         Therefore, there is a substantial risk that some or all of the motion pictures we produce and finance, or co-finance will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized. If some or all of these motion pictures are not commercially successful, the creative community may look to our competitors to produce and finance their motion pictures. Our distributors may also be less likely to renew their agreements with us or renew them on terms favorable to us. This will have a material adverse effect on our business, and our results of operations would fall short of our expectations.

         IF WE INCORRECTLY PROJECT REVENUES OF OUR MOTION PICTURES, INDUSTRY ACCOUNTING METHODS WILL REQUIRE US TO ACCELERATE THE AMORTIZATION OF MOTION PICTURE COSTS AND RECOGNIZE UNANTICIPATED LOSSES.

         Our results of operations in future years depend on our ability to project revenues of our titles because, in accordance with U.S. GAAP and industry practice, we amortize film costs for each motion picture using the "individual-film-forecast" method. Under this method, costs are amortized for each motion picture in the ratio that revenues earned in the current period for a particular motion picture title bear to our management's estimate of the total revenues to be realized from all media and markets for that motion picture title. Our management regularly reviews, and revises when necessary, our total revenue estimates on a motion picture-by-motion picture basis, which may result in a change in the rate of amortization and/or a write-down of the motion picture asset to net realizable value. As a result, in the event our initial total revenue estimates for a title were too high, under the industry's accounting method, we would immediately recognize the entire loss in instances where we expect that a motion picture will not recover our investment. Comparatively, the profit of a successful motion picture must be deferred and recognized over the entire revenue stream generated by the individual picture. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future period.

         THERE IS A RISK OF AN OVER SUPPLY OF MOTION PICTURES IN THE MARKETPLACE THAT MAY CAUSE US TO LOSE MARKET SHARE AND EXPERIENCE A DECLINE IN REVENUES AND HARM OUR RESULTS OF OPERATIONS.

         Despite a general increase in market size, the number of motion pictures released by our competitors, particularly the major U.S. motion picture studios, especially during peak periods, may create an over supply of product in the market, and may reduce our share of gross box-office receipts and make it more difficult for the motion pictures we produce and finance to succeed. Over supply may become most pronounced during peak release times, such as school holidays and national holidays, when theater attendance is expected to be highest. We cannot guarantee that we will be able to release all of the motion pictures we produce and finance, or co-finance during peak release times as scheduled. An over supply of competing motion pictures may cause us to lose market share and cause our revenues to decline and may harm our results of operations.

         OUR REVENUE AND PROFITABILITY MAY BE NEGATIVELY AFFECTED BY ADVANCES IN TECHNOLOGY THAT CREATE ALTERNATE FORMS OF ENTERTAINMENT.

         The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that such changes may have on the potential revenue from, and profitability of motion pictures and television programming. In addition, certain distribution outlets for the motion pictures we produce and finance or co-finance may not obtain the public acceptance that was predicted. This may result in our receipt of lower licensing fees when we renegotiate our distribution agreements.

         SOME OF OUR COMPETITORS ARE ABLE TO DEVOTE GREATER FINANCIAL RESOURCES TO THE ACQUISITION AND PRODUCTION OF MOTION PICTURES. CONSEQUENTLY, WE MAY BE UNABLE TO MAINTAIN OR INCREASE OUR MARKET SHARE.

         We compete with the major studios, large diversified entertainment companies, independent motion picture and television production and distribution companies, companies in other industries which create alternative forms of leisure activities and other companies. Our principal competitors are companies that are part of large diversified corporate groups with a variety of operations, including studios, television networks and cable channels and distribution divisions. These competitors include Universal Pictures, Warner Bros. (which includes New Line Cinema and Castle Rock Entertainment), Twentieth Century Fox, Sony Pictures Entertainment (which includes Columbia Pictures and TriStar Pictures), Paramount Pictures, The Walt Disney Studios (which includes Touchstone Pictures, Hollywood Pictures, Walt Disney Pictures and Miramax) and MGM (which includes Metro Goldwyn Mayer Pictures and United Artist Pictures). We also compete with independent distribution companies, including, among others, Artisan Entertainment, USA Films and Lions Gate Films, and independent producers including New Regency, Imagine Entertainment, Village Roadshow, Icon Productions, Jersey Films, Mandalay Pictures, Phoenix Pictures, Bel Air Entertainment, Revolution Studios, Beacon Communications and Franchise Pictures. Many of these companies have a variety of operations in addition to the production of motion pictures including television network libraries and cable channels that can provide a means of distributing their products and providing a stable source of revenues to offset fluctuations in the financial performance of their motion picture operations. We rely almost exclusively on our motion picture operations for our revenues.

         We compete with the major studios, independent distribution and production companies for:

     o    content, including scripts, creative talent and acting talent

     o    financing,

     o    advertising space and time,

     o distribution, including release dates, and available theatrical screens, and

     o    box office sales.

         Motion picture acquisition, production and distribution are highly competitive businesses, and we cannot assure you that we will continue to compete effectively in these businesses. If we are unable to compete effectively, it will have an adverse effect on our business as a whole. In addition, our competitors may have more success in library or script acquisition due to their greater name recognition, size and financial resources. All of our library titles and new theatrical releases, compete for, among other things, viewers and public interest with other filmed entertainment product in the marketplace. If we are unable to compete effectively, our market share may decline, lowering our revenues and results of operations.


         INCREASING PRODUCTION AND ACQUISITION COSTS COULD ADVERSELY AFFECT OUR MARGINS.

         The costs of producing, marketing and distributing motion pictures, both for the major studios and independent motion picture companies have increased dramatically in the past decade. The production costs, also referred to as negative costs, are the various costs, charges and expenses incurred in the acquisition and production of a motion picture. The average production costs in 1999 for motion pictures produced by the major studios under their primary labels (excluding art house and classics divisions) was $73.9 million per motion picture. Production costs may continue to increase in the future, thereby increasing the capital required for the operations of motion picture producers and distributors, and the risk borne by these parties. For 1999 and 2000, the average production costs of motion pictures produced by us were approximately $57.1 million and $43.8 million, respectively. In addition, as part of our overall business strategy, we intend to acquire, produce and finance motion pictures that we believe have greater production values and greater potential for more widespread audience appeal. As a result, we anticipate that in the future our costs and expenses (including those of acquiring distribution rights) will rise. If we are not able to increase revenues from such productions at the same rate as costs, this could have a substantial negative impact on our financial condition and results of operations.

         MOTION PICTURE PIRACY MAY ADVERSELY AFFECT OUR ABILITY TO MAXIMIZE OUR REVENUES.

         Motion picture piracy is extensive in many parts of the world, including South America, Asia (including Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. The Motion Picture Export Association, the American Motion Picture Marketing Association and the American Motion Picture Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes on motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the United States government has publicly considered implementing trade sanctions against specific countries which, in the opinion of the United States government, do not prevent copyright infringement of United States produced motion pictures. There can be no assurance, however, that voluntary industry embargoes or United States government trade sanctions will be enacted. If enacted, such actions could impact the amount of revenue that we realize from the international exploitation of motion pictures depending upon the countries subject to such action and the duration of such action. If not enacted or if other measures are not taken, the motion picture industry (including us) may continue to lose an indeterminate amount of revenue as a result of motion picture piracy.

         RISKS ASSOCIATED WITH THIS OFFERING.


         OUR OFFICERS AND DIRECTORS WILL OWN THE MAJORITY OF OUR OUTSTANDING COMMON STOCK AFTER THIS OFFERING AND OUR COMMON STOCK DOES NOT HAVE CUMULATIVE VOTING RIGHTS, WHICH WILL LIMIT OUR NEW STOCKHOLDERS' INFLUENCE IN OUR CORPORATE DECISIONS.

         Immediately prior to the offering, the Barber Family Partnership, Ltd. and Mr. Birnbaum collectively will own beneficially approximately 86% of our outstanding common stock (approximately 68 percent when the shares offered hereby are sold excluding the underwriters' over-allotment). Our common stock does not have cumulative voting rights and, since we anticipate that collectively the Barber Family Partnership, Ltd. and Mr. Birnbaum will continue to own greater than 50% of our outstanding common stock for the foreseeable future, they will have the ability to elect our entire board of directors and determine the outcome of other matters submitted to our stockholders, which will limit the influence of our new stockholders. Consequently, our new stockholders will have a limited role in determining the corporate decisions that we make.


         FUTURE SALES OF SHARES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS OUR STOCK PRICE AND MAKE IT DIFFICULT FOR YOU TO RECOVER THE FULL VALUE OF YOUR INVESTMENT IN OUR SHARES.

         We will have approximately 46,678,894 shares of our common stock outstanding after giving effect to this offering. This includes 36,678,894 shares of common stock outstanding prior to this offering that are "restricted" securities under Rule 144 of the Securities Act and/or held by directors, officers or holders of ten percent or more of our outstanding common stock. As of the date of the offering, options to purchase a total of 3,321,106 shares of our common stock will be outstanding. All of our current stockholders and optionholders have entered into lock-up agreements with the underwriters of this offering. The underwriters may, in their sole discretion, at any time and without notice, release all or any portion of the securities subject to these lock-up agreements. Should the underwriters' lock-up provisions be waived, the 36,678,894 shares of common stock outstanding prior to giving effect to the offering may be sold subject to the restrictions of Rule 144 of the Securities Act, and to the extent the existing optionholders choose to exercise some or all of their options, the 3,321,106 shares underlying the options currently outstanding may be sold, subject to the restrictions of Rule 144 of the Securities Act. Possible or actual sales of any of these shares, particularly by our directors and officers, under Rule 144 or otherwise, may in the future decrease the price of shares of our common stock.

         SOME PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS MAY MAKE TAKEOVER ATTEMPTS DIFFICULT, WHICH COULD DEPRESS THE PRICE OF OUR STOCK AND INHIBIT YOUR ABILITY TO RECEIVE A PREMIUM PRICE FOR YOUR SHARES.


         A number of provisions that are in our certificate of incorporation and bylaws could delay, deter or prevent a change in control, and make it more difficult and expensive for a third party to acquire control. These provisions provide that holders of our common stock may not call a special meeting of stockholders and may not act by written consent. Additionally, the option agreements for Andrew Larner, Jonathan Glickman, Paul Schwake and Paul Neinstein contain a provision that allows for the acceleration of vesting of all of their respective options upon the occurrence of a change in control of our company (defined in the agreements to be a sale of all or any material portion of the assets of our company, or the acquisition of our company by another entity). As a result, the voting and other rights of the holders of our common stock and the market price of our common stock may be adversely affected.



         BECAUSE OUR COMMON STOCK HAS NOT PREVIOUSLY BEEN TRADED ON THE PUBLIC MARKET, THE INITIAL PUBLIC OFFERING PRICE MAY NOT BE INDICATIVE OF THE MARKET PRICE OF OUR COMMON STOCK AFTER THIS OFFERING. YOU MAY BE UNABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.


         Prior to the offering, you could not buy or sell our common stock publicly. We cannot assure you that a regular trading market for our common stock will develop after the offering or, if developed, that a public trading market can be sustained. The initial public offering price has been determined through our negotiations with the underwriters and depends on market conditions. The initial public offering price will not necessarily reflect, and may be higher than, the market price of our common stock after the offering. As a result, you may not be able to resell your shares at or above the initial public offering price. In recent years, the stock market in general, and the entertainment industry in particular, have experienced extreme price fluctuations, sometimes without regard to the operating performance of a particular company. Factors which may have a significant effect on the market price of our common stock include those that generally affect other public companies as well as the terms specified below (which is not intended to be a complete list):

     o    the success of our theatrical releases;

     o    competition in the home entertainment and motion picture industries;

     o our relationship with Buena Vista Pictures Distribution and other key customers and others with which we do business;

     o    implementation of technological advancements in our industry; and

     o economic conditions generally as they affect providers of leisure activities, including participants in the home entertainment and motion picture industries.

         In addition, many of the risks described elsewhere in this "Risk Factors" section could materially and adversely affect our stock price.


         WE DO NOT INTEND TO DECLARE OR PAY DIVIDENDS AND THEREFORE YOU WILL ONLY BE ABLE TO RECOVER YOUR INVESTMENT IN OUR COMMON STOCK, IF AT ALL, BY SELLING THE SHARES OF OUR COMMON STOCK THAT YOU HOLD.

         We do not intend to declare or pay dividends on our common stock. Instead, we intend to retain earnings to finance our growth. Although historically we have made cash distributions to our partners when operating as a limited partnership, including distribution of $85.0 million in cash plus investments of Spyglass Entertainment Group, L.P. with a book value of $5.0 million that will have been made by June 5, 2001, we do not intend to do so following our reorganization under a C corporation holding company. Also, as part of the reorganization B&B Company will retain the rights to the revenue and the associated liabilities prior to May 1, 2001. The amount to be retained by B&B Company is approximately $15.0 million. Pursuant to our credit facility agreement, we may only declare or pay any dividends or make any distributions under limited circumstances without the prior written consent of our bank syndicate.

         YOU WILL EXPERIENCE IMMEDIATE AND SIGNIFICANT DILUTION IN THE NET ASSET VALUE OF THE SHARES YOU PURCHASE IN THIS OFFERING.

         The initial public offering price is substantially higher than the book value per share of the common stock. Purchasers of our common stock in this offering will be subject to immediate and substantial dilution of $7.29 per share in the tangible book value of common stock from the initial public offering price.


         THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS ARE BASED ON OUR PREDICTIONS OF FUTURE PERFORMANCE THAT MAY NOT OCCUR.

          Some of the statements contained in this prospectus contain forward-looking information. These statements are found in the sections entitled, including, without limitation, PROSPECTUS SUMMARY, RISK FACTORS, USE OF PROCEEDS, MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, INDUSTRY OVERVIEW and BUSINESS. They include, but are not limited to, statements concerning:

o        our business;

o        our use of library assets to develop and build brand identity;

o the ability of our library to continue to generate stable and growing cash flows;

o        our release schedule;

o        our ability to co-finance motion pictures;

o        expansion of our library through our own production and co-production;

o        liquidity and capital expenditures;

o        our ability to extend or replace our agreements with our distributors;

o        our future financial position and sources of revenues; and

o        trends in the entertainment industry.


         You can identify these statements by forward-looking words including "believe," "expect," "goal," "plan," "estimate," "may," "will," "anticipate," "intend," "objectives" and other similar expressions. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk Factors" and elsewhere in this prospectus and other risks and uncertainties. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating forward-looking statements include changes in external market factors, changes in our business or growth strategy or an inability to execute our strategy due to changes in our industry or the economy generally, the emergence of new or growing competitors and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the matters referred to in the forward-looking statements contained in this prospectus will in fact occur.

                      PRESENTATION OF CURRENCY INFORMATION

CURRENCY REFERENCES

         In this prospectus all references to "U.S. dollars", "U.S. Dollars", "U.S.$" or "$" are to the currency of the United States of America, all references to "DM" are to the sub-unit of the Euro designated as such under the applicable regulations of the European Community and all references to "Euro" and "Euro" are to the currency introduced from the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Certain financial and statistical information in this prospectus may have been rounded to the nearest whole number. Accordingly, the sum of the numbers in a column may not conform to the total given for that column.

CURRENCY CONVERSION

         For convenience, this prospectus contains translations of certain Euro amounts into U.S. dollar amounts and vice versa. Unless otherwise indicated, the translation of Euro amounts into U.S. dollar amounts has been made at U.S. $0.8747 = Euro 1.00, the noon buying rate in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York on May 14, 2001.

EXCHANGE RATE INFORMATION

         The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Euros and U.S. dollars based on the noon buying rate (expressed as U.S. dollar per Euro). The column entitled Average Rate represents the average of the noon buying rates on the last business day of each month during the relevant period. This table is for informational purposes only and is not intended to suggest that Euro amounts could have been or could in the future be converted into U.S. dollars, or vice versa, at these rates or at all. Such rates are provided solely for the convenience of the reader and do not necessarily reflect the exchange rates (if any) included elsewhere in this prospectus.

                                                               U.S. DOLLARS PER EURO
                                          PERIOD-END          AVERAGE
CALENDAR YEAR                                RATE               RATE               HIGH              LOW
-------------                             ----------          ---------          --------          --------
1999............................            1.0023             1.0583             1.1799            1.0014
2000............................            0.8983             0.9233             1.0131            0.8525
2001 (through May 14)...........            0.8747             0.9120             0.9535            0.8747

                                 USE OF PROCEEDS

         The proceeds from the sale of the 10 million shares of common stock offered by us are estimated to be Euro105.2 million (approximately $92.0 million), or Euro121.5 million (approximately $106.25 million) if the underwriters' over-allotment option is exercised in full, at the initial public offering price of Euro11.43 per share, after deducting the estimated aggregate underwriting discounts, commissions and fees payable to the underwriters of $5 million ($5.75 million if the underwriters exercise the over-allotment option) as well as other estimated offering expenses payable by us (approximately $3 million). After further deducting the fees payable to EuroCapital Advisors in their role as our financial advisors of $ 5.0 million ($5 million if the underwriters exercise the over-allotment option), less the gross amount of legal fees in excess of $2.0 million, accounting fees, financial printing and out of pocket costs incurred by us in connection with this offering, the net proceeds that we will receive from this offering are estimated to be Euro99.5 million (approximately $87 million), or Euro114.9 million (approximately $100.5 million) if the underwriters' over-allotment option is exercised in full.

         We intend to use all $87 million of our net proceeds to repay the motion picture production financing borrowings under our credit facility with a bank syndicate led by The Chase Manhattan Bank that have been used since January 1, 2001, to finance motion pictures that will be released in the near future. These borrowings bear interest at a rate of LIBOR plus 1.5% or the prime rate plus 0.5%, and mature in 2004. Upon repayment of such borrowings, an additional $87 million will be available under our credit facility to finance future motion pictures and our operations and may be used to finance strategic acquisitions. Affiliates of certain of the underwriters are members of our bank syndicate and will receive repayment of outstanding loans from the proceeds of this offering.

                                 DIVIDEND POLICY


         From January 1, 2000 through the date of this prospectus, Spyglass Entertainment Group, L.P. distributed an aggregate of approximately $13.7 million to its partners and B&B Company distributed an aggregate of approximately $8.0 million to its partners. These distributions were made to enable the partners to pay their income taxes and as a distribution of retained earnings. On June 5, 2001 Spyglass Entertainment Group, L.P. will have distributed $85.0 million in cash plus investments with a book value of $5.0 million in addition to those specified above. Also, as part of the reorganization, B&B Company will retain the rights to the revenue and the associated liabilities prior to May 1, 2001. The amount to be retained by B&B Company is approximately $15.0 million.

         Following the offering, we intend to retain all earnings for the foreseeable future for use in the operation and expansion of our business and to repay existing indebtedness and, accordingly, we currently have no plans to pay dividends on any of our common stock. The payment of future dividends, if any, will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors. Under the terms of our credit agreement with a bank syndicate led by The Chase Manhattan Bank, we are limited in our ability to pay dividends on our common stock without the consent of the banks. While we do not currently anticipate paying any dividends to stockholders, dividends we do declare would be in U.S. dollars and exchange rate fluctuations would affect the euro equivalent of any cash dividend received by holders of common shares.

                                 CAPITALIZATION


     The following table sets forth the capitalization of Spyglass Entertainment Group, L.P. and subsidiaries and B&B Company as of March 31, 2001 (i) on a historical basis, (ii) on a pro forma basis to give effect to the reorganization of Spyglass Entertainment Group, L.P. as a C corporation holding company,and the contribution of all of the assets and liabilities of B&B Company associated with THE SIXTH SENSE which resulted in the establishment of deferred taxes and the partners' capital being reclassified as paid-in-capital and (iii) on a pro forma as adjusted basis to give effect to the application of the estimated net proceeds from this offering as described under "Use of Proceeds," as if all of the foregoing had occurred as of March 31, 2001. This table should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and notes thereto included elsewhere herein.

     o The table assumes the underwriters' over-allotment option is not exercised.


     o The "actual" numbers do not include 3,670,000 shares of common stock available for issuance pursuant to our 2001 stock incentive plan and 3,321,106 shares of common stock issuable upon the exercise of outstanding options and warrants at a weighted average exercise price of $1.88 per share.


     o The "pro forma" data also assumes that we will have distributed $85.0 million dollars in cash plus investments with a book value of $5.0 million by June 5, 2001. Also, as part of the reorganization, B&B Company will retain the rights to the revenue and the associated liabilities prior to May 1, 2001. The amount to be retained by B&B Company is approximately $15.0 million.


                                                                                  AS OF MARCH 31, 2001
                                                                  ---------------------------------------------------
                                                                                                         PRO FORMA AS
                                                                        ACTUAL           PRO FORMA         ADJUSTED
                                                                  ----------------   -----------------  -------------
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)                  (UNAUDITED)        (UNAUDITED)       (UNAUDITED)
Bank and other borrowings................................         $       23,482      $     112,664      $    25,664

Common stock, $.001 par value per share, 100,000,000
        shares authorized; 36,678,894 shares pro forma
        issued and outstanding and 46,678,894 shares pro
        forma as adjusted, issued and outstanding........                     --                 37               47
Additional paid-in capital...............................                     --             26,164          113,154
Partners' capital........................................                119,195                 --               --
                                                                  --------------      -------------      -----------
Stockholders' equity.....................................                119,195             26,201          113,201
                                                                  --------------      -------------      -----------
Total capitalization.....................................         $      142,667      $     138,865      $   138,865
                                                                  ==============      =============      ===========

                                    DILUTION


         Purchasers of our common stock in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of our common stock from the initial public offering price. The pro forma net tangible book value as of March 31, 2001 was $26.2 million or $0.71 per share. Pro forma net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of 10 million shares of common stock in this offering at an assumed initial public offering price of $10.00 per share and the receipt and application of the net proceeds as detailed in "Use of Proceeds," our pro forma as adjusted net tangible book value as of March 31, 2001 would have been $113.2 million or $2.43 per share. This represents an immediate increase in net tangible book value of $1.72 per share to our current stockholders and an immediate and substantial dilution of $7.57 per share to new stockholders purchasing shares in this offering. The following table illustrates this per share dilution:




Assumed initial public offering price............................             $ 10.00

Pro forma net tangible book value as of March 31, 2001............ $0.71

Increase attributable to new stockholders.........................  1.72
                                                                   ------
Pro forma net tangible book value as of March 31, 2001
  after the offering.............................................                2.43
                                                                              --------
Dilution to new stockholders.....................................             $  7.57
                                                                              =========


         The following table summarizes a comparison of the number of shares of common stock acquired from us, the percentage ownership of such shares, the total consideration, the percentage of total consideration and the average price per share paid by the existing stockholders and by the investors purchasing shares of common stock in this offering, before the deduction of underwriting discounts and commissions and offering expenses.



                                                SHARES PURCHASED           TOTAL CONSIDERATION         AVERAGE
                                            -------------------------   --------------------------      PRICE
                                               NUMBER       PERCENT        AMOUNT        PERCENT      PER SHARE
                                            -------------  ----------   --------------  ----------    ---------
Current stockholders (fully diluted)...       36,678,894        78.6 %     21,210,000        17.5%      $ 0.58
New investors..........................       10,000,000        21.4      100,000,000        82.5       $10.00
                                            -------------  ----------   --------------  ----------
                                              46,678,894       100.0 %    121,210,000       100.0%
                                            =============  ==========   ==============  ==========


         The above discussion and tables assume no exercise of any stock options outstanding as of March 31, 2001 and assumes the underwriters' over-allotment option is not exercised. Prior to the offering we assumed all outstanding compensatory options issued by Spyglass Entertainment Group, L.P., which became options to purchase 3,321,106 shares of our common stock at a weighted average exercise price of $1.88 per share.


         To the extent that any of these options are exercised, there will be further dilution to new investors. This information should be read in conjunction with the information presented in the sections entitled CAPITALIZATION and DESCRIPTION OF CAPITAL STOCK.

                        SELECTED COMBINED FINANCIAL DATA

         The following selected combined financial data presented below as of December 31, 1998, 1999 and 2000, and for the period from October 22, 1998 (inception) to December 31, 1998 and the years ended December 31, 1999 and 2000 have been derived from the audited combined financial statements, prepared in accordance with U.S. GAAP, of Spyglass Entertainment Group, L.P. and B&B Company.

         The selected combined financial data as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 have been derived from the unaudited combined financial statements of Spyglass Entertainment Group, L.P. and B&B Company and include all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position at such date and results of operations for such periods. The results of operations for the three months ended March 31, 2000 and 2001 are not necessarily indicative of the results for the entire year.

         The financial statements are presented on a combined basis. Prior to this offering, the ownership interests in Spyglass Entertainment Group, L.P. and all of the assets and liabilities of B&B Company associated with THE SIXTH SENSE were contributed to Spyglass Entertainment Group, Inc.

         The selected combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and the combined financial statements and the related notes thereto included elsewhere in the prospectus.

         You also should consider the following information in conjunction with your review of this financial data:

     o "EBIT" is defined as earnings before interest and taxes. While many in the financial community consider EBIT to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for or superior to operating income, net earnings, cash flow and other measures of financial performance prepared in accordance with U.S. GAAP. As such, you should also read the following in conjunction with the financial statements included in this prospectus. EBIT is a non-U.S. GAAP measure of performance and does not reflect cash available to fund cash requirements. Our calculation of EBIT may be different from the calculation used by other companies and, therefore, comparability may be limited.

     o The "pro forma" data reflects the reorganization of Spyglass Entertainment Group, L.P. and the contribution of all of the assets and liabilities of B&B Company associated with THE SIXTH SENSE under a C corporation holding company, Spyglass Entertainment Group, Inc. As a result, we will be subject to United States federal and state corporate income taxes. The information below shows the pro forma provision for income taxes for all periods presented. This reorganization also results in the establishment of deferred taxes and the partners' capital being reclassified as paid-in-capital. These deferred taxes will include a deferred tax asset relating to the tax basis of THE SIXTH SENSE film assets. This asset will be assessed for realizability and any required valuation allowance will also be established. As of March 31, 2001, this deferred tax asset was approximately $9,825,000.

     o The "pro forma" data also assumes that on June 5, 2001 we will have distributed $85.0 million dollars in cash plus investments with a book value of $5 million. Also, as part of the reorganization, B&B
          Company will retain the rights to the revenue and the associated liabilities prior to May 1, 2001. The amount to be retained by B&B Company is approximately $15.0 million.

     o The "pro forma as adjusted" data reflects the application of the estimated net proceeds of approximately $87 million.

                                         OCTOBER 22,
                                            1998
                                       (INCEPTION) TO                                       THREE MONTHS ENDED
                                        DECEMBER 31,       YEAR ENDED DECEMBER 31,                MARCH 31,
(IN THOUSANDS, EXCEPT FOR SHARE AND         1998             1999           2000            2000              2001
    PER SHARE DATA)                   ---------------   -------------  --------------  --------------   ---------------
                                                                                         (UNAUDITED)      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Total revenues......................  $           --    $    108,456   $     259,105   $      70,354    $      40,121
Total direct costs..................              --          81,878         147,169          25,193           21,290
                                      ---------------   -------------  --------------  --------------   --------------
Gross profit........................              --          26,578         111,936          45,161           18,831
Operating expenses..................            1,467          4,918           6,758           1,511            2,674

Contingent compensation.............              --           2,073          10,225           4,441            1,625
                                      ---------------   -------------  --------------  --------------   --------------
Operating income (loss).............          (1,467)         19,587          94,953          39,209           14,532
Interest expense, net...............              23           1,502             325             757              (97)
                                      ---------------   -------------  --------------  --------------   --------------
Income (loss) before pro forma
     provision for income taxes.....          (1,490)         18,085          94,628          38,452           14,629

Pro forma provision for income
   taxes (unaudited)................             (13)         (5,480)       (36,728)         (14,924)          (5,799)
                                      ---------------   -------------  --------------  ---------------  --------------
Pro forma net income (loss)
   (unaudited)......................  $       (1,503)   $     12,605   $      57,900   $      23,528    $       8,830
                                      ===============   =============  ==============  ===============  ===============
Earnings (loss) per common share:
Basic...............................  $        (0.04)   $       0.49   $        2.58   $        1.05    $        0.40
                                      ===============   =============  ==============  ===============  ===============
Diluted.............................  $        (0.04)   $       0.47   $        2.37   $        0.97    $        0.37
                                      ===============   =============  ==============  ===============  ===============
Weighted average shares outstanding:

Basic...............................      36,678,894      36,678,894      36,678,894      36,678,894       36,678,894
                                      ===============   =============  ==============  ===============  ===============
Diluted.............................      37,843,161      38,248,017      39,862,830      39,448,307       40,000,000
                                      ===============   =============  ==============  ===============  ===============
Pro forma earnings (loss)
  per common share:
Basic...............................  $        (0.04)   $       0.34   $        1.58   $        0.64    $        0.24
                                      ===============   =============  ==============  ===============  ===============
Diluted.............................  $        (0.04)   $       0.33   $        1.45   $        0.60    $         0.22
                                      ===============   =============  ==============  ===============  ===============
Pro forma weighted average
  shares outstanding:

Basic...............................      36,678,894      36,678,894      36,678,894      36,678,894       36,678,894
                                      ===============   =============  ==============  ===============  ===============
Diluted.............................      37,843,161      38,248,017      39,862,830      39,448,307    $  40,000,000
                                      ===============   =============  ==============  ===============  ===============



                                               AS OF DECEMBER 31,                     AS OF MARCH 31, 2001
                                      -------------------------------------  ---------------------------------------
                                                                                                        PRO FORMA AS
                                         1998          1999         2000       ACTUAL     PRO FORMA       ADJUSTED
                                      -----------  ------------  ----------  ---------- --------------  ------------
 BALANCE SHEET DATA:                                                         (UNAUDITED)  (UNAUDITED)    (UNAUDITED)

 ASSETS
 Cash and cash equivalents...........  $  13,162      $  4,537     $ 23,659  $   10,818          --               --
 Accounts receivable.................         74         1,336        8,133       8,755        8,755           8,755
 Film costs, net.....................      9,141       137,053      128,516     168,464      168,464         168,464
 Deferred tax........................         --            --           --          --       12,006          12,006
 Total assets........................     24,885       153,755      167,290     194,402      190,590         190,590

 LIABILITIES
 Accounts payable and accrued
 expenses............................     10,420           548        6,158      10,275       10,275          10,275
 Deferred revenues...................         --        36,789       46,313      33,765       33,765          33,765
 Bank and other borrowings...........        945        83,567        3,320      23,482      112,664          25,664
 Partners' capital...................     13,520        29,755      104,455     119,195           --              --
 Stockholders' equity................         --            --           --          --       26,201         113,201


                                                       OCTOBER 22,
                                                           1998
                                                      (INCEPTION) TO
                                                       DECEMBER 31,      YEAR ENDED DECEMBER 31              MARCH 31,
                                                           1998             1999           2000           2000          2001
                                                     ----------------   -------------  -------------  ------------  ------------
(IN THOUSANDS)                                                                                         (UNAUDITED)   (UNAUDITED)
OTHER OPERATING DATA:
Cash (used in) provided by operating activities...   $        (355)     $    (88,974)  $   119,711    $     1,879       (32,808)
Cash used in investing activities.................              --              (423)           --             --          (195)
Cash provided by (used in) financing activities...          13,517            80,772      (100,589)        (3,662)       20,162
EBIT (unaudited)..................................          (1,467)           19,587        94,953         39,209        14,532
Capital expenditures..............................              --               423            --             --           195
Depreciation and amortization of other assets.....              --               157           212             53            69

                           HISTORY AND REORGANIZATION

         We were formed to hold Spyglass Entertainment Group, L.P. and all of the assets and liabilities of B&B Company associated with THE SIXTH SENSE, each of which were entities controlled by Gary Barber and Roger Birnbaum, under a single holding company. Prior to the offering, in exchange for shares of our common stock and options to purchase shares of our common stock, each limited partner and each other rights holder of Spyglass Entertainment Group, L.P. will contribute to us all of their respective interests in Spyglass Entertainment Group, L.P. and B&B Company will contribute to us all of its right, title and interest in the U.S. domestic and foreign copyrights to and all intangible property rights associated with THE SIXTH SENSE motion picture and all revenue earned after April 30, 2001 and we will assume the liabilities of B&B Company associated with THE SIXTH SENSE that arise subsequent to April 30, 2001. In addition, the members of Astra Entertainment Group, LLC, the general partner of Spyglass Entertainment Group, L.P., will contribute their interests to us.

         As a result, we will be the holding company for all of the limited partnership interests, and through Astra Entertainment Group, LLC, the general partnership interest, of Spyglass Entertainment Group, L.P., and we will have acquired all rights to THE SIXTH SENSE motion picture previously transferred to B&B Company. Spyglass Entertainment Group, L.P will have distributed an additional $85.0 million in cash plus investments with a book value of $5.0 million by June 5, 2001. Also, as part of the reorganization, B&B Company will retain the rights to the revenue and the associated liabilities prior to May 1, 2001. The amount to be retained by B&B Company is approximately $15.0 million. The following table shows our corporate structure immediately following the offering.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the "Selected Combined Financial Data," the combined financial statements and the related notes thereto and other financial information contained elsewhere in this prospectus.

OVERVIEW

         We are a global entertainment company that develops, produces, finances and distributes feature length commercial motion pictures for exhibition in U.S. domestic and foreign theatrical markets and for subsequent worldwide release in all media including home video, pay and free television.

SOURCES OF REVENUE

         The principal sources of our revenue are the U.S. domestic and international (outside the United States and Canada) distribution of motion pictures, through all media including theatrical, video and television (network, syndication, basic cable, pay and pay-per-view). Over the last decade, on an industry-wide basis, the relative contributions of these components of revenue have changed. Although revenue from U.S. domestic theatrical distribution has increased, growth in total motion picture industry revenue has resulted predominantly from increased revenues derived from the distribution of motion pictures internationally and the emergence of the Digital Video Disc, or DVD, format.


         The motion pictures we produce and finance and distribute, and co-finance and distribute are exploited through a series of sequential U.S. domestic and international distribution channels, typically beginning with U.S. domestic theatrical exhibition. Motion pictures are first made available for video generally six months after theatrical release in the U.S. domestic territory and six to twelve months after theatrical release in the international territories; for pay television, one to two years after theatrical release; for U.S. domestic network television two years after theatrical release; and for television syndication, approximately three to seven years after theatrical release depending on the period of time during which the motion picture may be shown on network television.

         Approximately 9 percent of our revenue is denominated in foreign currencies. In addition, we incur certain operating and production costs in foreign currencies. As a result, fluctuations in foreign currency exchange rates can adversely affect our business, results of operations and cash flows. In certain instances we enter into foreign currency exchange contracts in order to reduce exposure to changes in foreign currency exchange rates in respect of our firm commitments and certain anticipated foreign currency cash flows. These contracts generally mature within one year. We do not enter into foreign currency contracts for speculative purposes. Realized gains and losses on contracts that hedge anticipated future cash flows were not material in any of the periods presented herein.

         Our revenue and results of operations may fluctuate significantly due to the timing of releases of motion pictures, which would be impacted if there is a strike by the members of the Screen Actors Guild.



REVENUE RECOGNITION

         We split revenue for each individual motion picture into two methods of recognition based on the distribution arrangement in each territory. We currently recognize net revenues in all of our largest distribution arrangements, and recognize revenues from "rent-a-system" territories on a gross basis.

         MINIMUM GUARANTEES. We collect nonrefundable minimum guarantees from distributors in return for the right to distribute a motion picture in a particular territory or a group of territories for a particular media (i.e. theatrical, video, etc.) or group of media distribution rights. We recognize these guarantees when the motion picture is delivered to the distributor and the underlying rights are first available for exploitation.

         OVERAGES AND OTHER. As part of these distribution arrangements, the distributors are required to pay overages to us once they have recouped the contractually allowable costs. Overages are reported to us on either a monthly or quarterly basis, depending on the terms of the particular distribution agreement and are recognized, net of any contractually allowable costs, at the time the overage is reported to us.

         In some international territories, we distribute under an arrangement known as a "rent-a-system." In these territories we are entitled to receive all revenues less a distribution fee and the distribution costs incurred by the distributor. We are generally responsible for a portion of the shortfalls incurred, if any, and therefore recognize the gross revenues earned. Revenues from theatrical distribution of feature motion pictures are recognized on the dates of exhibition. Revenues from direct home video distribution are recognized, net of an allowance for estimated returns, together with related costs, in the period in which the product is first available for sale by our customers. Revenues from television licensing, together with related costs, are recognized when the feature film is available to the licensee for telecast.

         Other revenues are comprised primarily of development and producing fees earned on motion pictures where we provide producing and financing services but do not acquire distribution rights and are recognized on receipt.

EXPENSE STRUCTURE

         FILM COSTS. In our business and in the motion picture industry in general, the largest components of film costs are production costs, residual costs and participations. Production costs include the "above-the-line" and "below-the-line" costs of producing the motion picture. Above-the-line costs are costs related to the acquisition of underlying rights to the motion picture, development of screenplay and the costs associated with the producer, the director, the writer and the principal cast. Below-the-line costs are principal photography costs such as production staff wages, set construction and special effects as well as post-production costs such as sound and editing costs. Generally, production costs are funded from cash flows generated from earlier motion pictures and related distribution activities or bank and other financing methods.

         We also incur residual obligations to various guilds and unions including the Screen Actors Guild, the Directors Guild of America and the Writers Guild of America. The residual payments are made on a motion picture-by-motion picture basis with respect to the exploitation of a motion picture in markets other than the primary intended markets for such picture and are calculated as a percentage of the gross revenues derived from the exploitation of the picture in these ancillary markets.

         In connection with the production and distribution of a motion picture, we generally grant contractual rights to actors, directors, screenwriters, producers and other creative and financial contributors to share in the defined proceeds from a particular motion picture. Except for the most sought-after talent, these third-party participations are generally payable after all fees and expenses of our distributors and us are recouped in full.

         DISTRIBUTION COSTS. Distribution costs consist primarily of the costs of marketing, advertising and release prints. The costs of advertising associated with a major theatrical motion picture release are significant and typically involve national and target market media campaigns, as well as public appearances of a motion picture's stars. These advertising costs are separate from the advertising costs associated with other distribution channels such as video and TV exploitation. Such expenses are incurred exclusively in certain international rent-a-system territories, since our distribution agreements for other territories provide that the distributor pays all print and advertising costs. In these international rent-a-system territories, we are generally responsible for the difference between the expenses incurred by the distributors and revenues received. All of our motion pictures are distributed on a "rent-a-system" basis in territories such as Scandinavia, Portugal, Israel and for certain motion pictures, Spain.

         OPERATING EXPENSES. Additionally, we must fund substantial overhead costs, consisting primarily of salaries and related costs of the production, distribution and administrative staffs, as well as facilities costs and other development costs.

         CONTINGENT COMPENSATION. Contingent compensation represents discretionary incentive compensation payments, bonuses to employees, including our executive officers, based on our pre-tax profit for the year.

EXPENSE RECOGNITION

         In accordance with U.S. GAAP and industry practice, we amortize film costs using the individual-film-forecast method, under which costs are amortized for each motion picture in the ratio that revenue earned in the current period for such motion picture bears to management's estimate of the total revenues to be realized from all media and markets for such motion picture. Our management regularly reviews, and revises when necessary, its total revenue estimates on a motion picture-by-motion picture basis, which may result in a change in the rate of amortization and/or a write-down of the motion picture asset to net realizable value. During a typical 5-7 year motion picture cycle a substantial portion of a motion picture's total revenues are recognized within the first two years of release. By then, a motion picture has generally been exploited in the U.S. domestic and international theatrical markets and the U.S. domestic and international home video markets, as well as the U.S. domestic and international pay television and pay-per-view markets. Accordingly, a pro-rata portion of the motion picture's capitalized costs should be expected to be amortized, within this time period.

         The financial potential of individual motion pictures varies dramatically, and is not directly correlated with production or acquisition costs. Therefore, it is difficult to predict or project a trend of our profit or loss. However, the likelihood of our reporting losses, particularly in the year of a motion picture's release, is increased by our method of accounting that requires the immediate recognition of the entire loss (through increased amortization) in instances where it is estimated that the ultimate revenues of a motion picture will not recover our ultimate costs. On the other hand, the profit of a successful motion picture must be deferred and recognized over the entire revenue stream generated by that motion picture. This method of accounting may also result in significant fluctuations in our reported income or loss, particularly on a quarterly basis, depending on our release schedule and the relative performance of individual motion pictures.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 137, "Deferral of the Effective Date of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities," which is effective for all quarters of fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Statement requires derivative instruments to be recorded in the consolidated statement of financial condition as either an asset or liability measure at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative's gain or loss to be offset with the result of the hedged item in the consolidated statement of operations, or in certain circumstances can be deferred in other comprehensive income and later offset with the results of the hedged item in the consolidated statement of operations. A company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Management has adopted Statement of Financial Accounting Standards No. 133 beginning January 1, 2001 and the impact of such adoption was not material.

         In June 2000, the American Institute of Certified Public Accountants issued Statement of Position 00-2, which, effective for financial statements for fiscal years beginning after December 15, 2000, rescinds Statement of Financial Accounting Standards No. 53. Statement of Position 00-2 establishes new accounting and reporting standards for all producers and distributors that own or hold the rights to distribute or exploit motion pictures. The primary change is that exploitation costs including all distribution costs should be expensed as incurred. Statement of Position 00-2 provides that the cumulative effect of changes in accounting principles caused by its adoption should be included in the determination of net income in conformity with Accounting Principles Board Opinion No. 20, "Accounting Changes." We have adopted Statement of Position 00-2 beginning January 1, 2001 and the impact of such adoption was not material as the existing accounting policy was to expense all exploitation costs as incurred.

POSSIBLE SCREEN ACTORS' GUILD OF AMERICA STRIKE

         The existing collective bargaining agreement governing contracts and agreements with members of the Screen Actors' Guild is due to expire on June 30, 2001. Although we are not a signatory to the Screen Actors' Guild agreement, we affiliate with the Screen Actors' Guild on a per production basis, executing agreements through our special purpose production entities with members of that guild in connection with many of our United States based productions. In the event that this collective bargaining agreement is allowed to expire and a strike occurs, our ability to produce motion pictures in the United States, or elsewhere and our ability to generate revenues, will be materially adversely affected.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

         The following table sets forth our operating results for the three months ended March 31, 2001 and 2000.

                                                  THREE MONTHS ENDED MARCH 31,
(IN THOUSANDS)                                     2000               2001
                                              -------------      --------------
Revenues:
      Minimum guarantees...................   $        511       $     17,293
      Overages and other...................         69,843             22,828
                                              -------------      --------------
Total revenues.............................         70,354             40,121
                                              -------------      --------------
Direct costs:
      Film costs...........................         19,317             18,727
      Distribution costs...................          5,876              2,563
                                              -------------      --------------
Total direct costs.........................         25,193             21,290
                                              -------------      --------------
Gross profit...............................         45,161             18,831

Operating expenses.........................          1,511              2,674
Contingent compensation....................          4,441              1,625
                                              -------------      --------------
Operating income...........................         39,209             14,532

Interest expense (income), net.............            757                (97)
                                              -------------      --------------
Net income.................................   $     38,452       $     14,629
                                              =============      ==============

         TOTAL REVENUES. Total revenues decreased by $30.3 million or 43% from $70.4 million in the three months ended March 31, 2000 to $40.1 million compared to the three months ended March 31, 2001. Explanations for the decreases in revenues are discussed in the following paragraphs:

         MINIMUM GUARANTEES. Nonrefundable minimum guarantee revenues increased $16.8 million from $511,000 during the three months ended March 31, 2000 to $17.3 million during the three months ended March 31, 2001. This increase is primarily attributable to an increase in the number of motion pictures in distribution and a corresponding increase in the number of territories and mediums in which exploitation of rights began during the period.

         OVERAGES AND OTHER. Overages and other revenue decreased $47 million or 67% from $69.8 million during the three months ended March 31, 2000 to $22.8 million during the three months ended March 31, 2001. The decrease is attributable to an overall reduction of $34.2 million in overage revenue and a reduction of $12.8 million in other revenue. Overages and other revenue from THE SIXTH SENSE decreased $35.3 million and $16.8 million, respectively, due to the later stage of the motion picture's distribution cycle.

         TOTAL DIRECT COSTS. Total direct costs decreased by $3.9 million or 15% from $25.2 million during the three months ended March 31, 2000 to $21.3 million during the three months ended March 31, 2001. This decrease is primarily attributable to a $3.1 million reduction in "rent-a-system" territory distribution expenses.

         GROSS PROFIT. Gross profit decreased $26.3 million or 58% from $45.2 million during the three months ended March 31, 2000 to $18.8 million during the three months ended March 31, 2001. Gross profit as a percentage of total revenues also decreased from 64% during first quarter of 2000 to 47% during the first quarter of 2001. The decrease is attributed to the maturing distribution cycle of THE SIXTH SENSE, which experienced a significant decrease in overages and other revenue during the period.

         OPERATING EXPENSES. Operating expenses increased $1.2 million or 77% from $1.5 million during the three months ended March 31, 2000 to $2.7 million during the three months ended March 31, 2001. The increase is primarily attributable to a $292,000 increase in salary expenses and a $496,000 increase in legal and professional fees.

         CONTINGENT COMPENSATION. Contingent compensation represents discretionary incentive compensation payments to employees and executive offers. Contingent compensation currently represents 10% of pre-tax profits; we do not believe that the percentage of contingent compensation as it relates to pre-tax profits will change from period to period.

         OPERATING INCOME. Operating income decreased $24.7 or 63% from $39.2 million during the three months ended March 31, 2000 to $14.5 million during the three months ended March 31, 2001. The decrease is attributed to the maturing distribution cycle of THE SIXTH SENSE, which experienced a decrease in overages and other revenue during the period.

         INTEREST INCOME (EXPENSE), NET. Net interest income increased from an expense of $757,000 during the three months ended March 31, 2000 to income of $97,000 during the three months ended March 31, 2001. The increase is primarily the result of higher average cash balances and lower non-production related borrowings during the period.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

         The following table sets forth our operating results for the years ended December 31, 2000 and 1999.

                                                                   YEAR ENDED DECEMBER 31,
(IN THOUSANDS)                                                1999                2000
                                                         ---------------      --------------
Revenues:
      Minimum guarantees..............................   $       84,461       $     86,715
      Overages and other..............................           23,995            172,390
                                                         ---------------      --------------
Total revenues........................................          108,456            259,105
                                                         ---------------      --------------
Direct costs:
      Film costs......................................           63,516            123,990
      Distribution costs..............................           18,362             23,179
                                                         ---------------      --------------
Total direct costs....................................           81,878            147,169
                                                         ---------------      --------------
Gross profit..........................................           26,578            111,936

Operating expenses....................................            4,918              6,758
Contingent compensation...............................            2,073             10,225
                                                         ---------------      --------------
Operating income......................................           19,587             94,953

Interest expense, net.................................            1,502                325
                                                         ---------------      --------------
Net income............................................   $       18,085       $     94,628
                                                         ===============      ==============

          TOTAL REVENUES. Total revenues increased by $150.6 million or 139% to $259.1 million in the year ended December 31, 2000 compared to the year ended December 31, 1999. Explanations for the increases in revenues are discussed in the following paragraphs:

         MINIMUM GUARANTEES. Nonrefundable minimum guarantee revenues in the year ended December 31, 1999 were generated from the delivery and release of two motion pictures, INSTINCT in June 1999 and THE SIXTH SENSE in August 1999 (we received no nonrefundable minimum guarantee revenue from THE INSIDER, a co-financed motion picture which was released in November 1999). In the year ended December 31, 2000 three motion pictures were delivered and released, MISSION TO MARS (where we had distribution rights in certain international territories only) in March 2000, KEEPING THE FAITH in April 2000 and SHANGHAI NOON in May 2000. The increase of 3% in nonrefundable minimum guarantee revenues to $86.7 million from $84.5 million is primarily due to the fact that INSTINCT had nonrefundable minimum guarantee arrangements in more territories than the other motion pictures.

         OVERAGES AND OTHER. Overages and other revenues increased from $24.0 million in the year ended December 31, 1999 to $172.4 million in the year ended December 31, 2000. The increase is attributable to THE SIXTH SENSE, which achieved significant overages and one additional film in release in the year ended December 31, 2000 as compared to the year ended December 31, 1999. Also, in the year ended December 31, 1999 other revenues included a one-time $5 million development fee paid to us in connection with our Buena Vista Pictures Distribution agreement.

         TOTAL DIRECT COSTS. Total direct costs increased by $65.3 million or 80% to $147.2 million in the year ended December 31, 2000 compared to the year ended December 31, 1999. Explanations for the increases in costs are discussed in the following paragraphs:

         FILM COSTS. Film costs increased by $60.5 million or 95% to $124.0 million in the year ended December 31, 2000 compared to the year ended December 31, 1999. The increase is generally related to an increase in total revenues. Film costs include production costs, participation costs and residual costs, and are expensed in the same ratio as revenue recognized in the current period compares to total estimated revenues.

         DISTRIBUTION COSTS. Distribution costs increased by $4.8 million or 26% to $23.2 million in the year ended December 31, 2000 compared to the year ended December 31, 1999. We released three motion pictures in the year ended December 31, 1999 as compared to three motion pictures in the year ended December 31, 2000. Distribution costs consist primarily of the costs of marketing, advertising and release prints in the international territories where we distribute on a "rent-a-system" basis. In the year ended December 31, 1999 we released three motion pictures in rent-a-system territories and an additional three in the year ended December 31, 2000. These costs are recognized as incurred and the increase is attributable to the fact that more of the motion pictures we produced and financed, and co-financed were released in more territories in 2000 than in 1999.

         GROSS PROFIT. Gross profit increased from $26.6 million for the year ended December 31, 1999, to $111.9 million for the year ended December 31, 2000. Gross profit as a percentage of total revenues increased from 25% for the year ended December 31, 1999, to 43% for the year ended December 31, 2000. The increase is attributable to THE SIXTH SENSE which achieved significant overages during the year ended December 31, 2000. Overages are net of most variable costs therefore overages received increase the gross profit margin.

         OPERATING EXPENSES. Operating expenses increased 37% from $4.9 million in the year ended December 31, 1999 to $6.8 million in the year ended December 31, 2000. The increase is primarily attributable to an increase in the number of employees for the comparable periods, the salaries and insurance costs for those employees, an increase in the legal fees incurred and a charge taken in connection with options to purchase 4% of our outstanding shares of common stock granted by us to a consultant in the amount of $414,000. Salaries increased $916,000, insurance costs increased $116,000 and legal fees increased $288,000.

         CONTINGENT COMPENSATION. Contingent compensation represents discretionary incentive compensation payments to employees and executive officers based on our pre-tax profit. Contingent compensation increased by $8.2 million based directly on the increase in our pre-tax profits. Contingent compensation currently represents 10% of pre-tax profits; we do not believe that the percentage of contingent compensation as it relates to pre-tax profits will change from period to period.

         OPERATING INCOME. Operating income increased 385% from $19.6 million in the year ended December 31, 1999 period to $95.0 million in the year ended December 31, 2000. The increase is attributable to the success of THE SIXTH SENSE, which achieved significant overages in the year ended December 31, 2000.

         INTEREST EXPENSE, NET. Net interest expense decreased from $1.5 million in the year ended December 31, 1999 period to $325,000 in the year ended December 31, 2000. The decrease is primarily attributable to the timing of releases that affects the post release interest costs incurred by us and the aggregate amount of loans outstanding under our credit facility. Interest costs that are incurred prior to release are included in film costs and amortized accordingly as part of the total film costs.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE PERIOD FROM OCTOBER 22, 1998 (INCEPTION) TO DECEMBER 31, 1998

         The following table sets forth our operating results for the year ended December 31, 1999 and the period from October 22, 1998 (inception) to December 31, 1998.

(IN THOUSANDS)                                   OCTOBER 22, 1998
                                                  (INCEPTION) TO          YEAR ENDED
                                                 DECEMBER 31, 1998     DECEMBER 31, 1999
                                                ------------------     ------------------
Revenues:
      Minimum guarantees......................  $              --      $          84,461
      Overages and other......................                 --                 23,995
                                                ------------------     ------------------
Total revenues................................                 --                108,456
                                                ------------------     ------------------
Direct costs:
      Film costs..............................                 --                 63,516
      Distribution costs......................                 --                 18,362
                                                ------------------     ------------------
Total direct costs............................                 --                 81,878
                                                ------------------     ------------------
Gross profit..................................                 --                 26,578

Operating expenses............................              1,467                  4,918
Contingent compensation.......................                 --                  2,073
                                                ------------------     ------------------
Operating income (loss).......................             (1,467)                19,587

Interest expense, net.........................                 23                  1,502
                                                ------------------     ------------------
Net income (loss).............................  $          (1,490)     $          18,085
                                                ==================     ==================

         TOTAL REVENUES. Total revenues increased from zero to $108.5 million for the period from October 22, 1998 (inception) to December 31, 1998 compared to the year ended December 31, 1999. Explanations for the increase in revenues are discussed in the following paragraphs:

         MINIMUM GUARANTEES. Nonrefundable minimum guarantee revenues for the year ended December 31, 1999 were generated from the delivery of two motion pictures, INSTINCT in June 1999 and THE SIXTH SENSE in August 1999. No motion pictures were delivered in the period from October 22, 1998 (inception) to December 31, 1998.

         OVERAGES AND OTHER. Overages and other revenues were zero in the period from October 22, 1998 (inception) to December 31, 1998 and increased to $24.0 million in the year ended December 31, 1999. The increase is attributable to the fact that two motion pictures were in release in the year ended December 31, 1999 compared to zero in the period from October 22, 1998 (inception) to December 31, 1998. Other revenues also included a one-time $5 million development fee paid to us in connection with our Buena Vista Pictures Distribution agreement in the year ended December 31, 1999.

         TOTAL DIRECT COSTS. Total direct costs increased from zero to $81.9 million for the period from October 22, 1998 (inception) to December 31, 1998 compared to the year ended December 31, 1999. Explanations for the increase in costs are discussed in the following paragraphs.

         FILM COSTS. Film costs increased from zero in the period from October 22, 1998 (inception) to December 31, 1998 to $63.5 million in the year ended December 31, 1999. The increase is attributable to the fact that two motion pictures were released in the 1999 period compared to zero in the 1998 period.

         DISTRIBUTION COSTS. Distribution costs increased from zero in the period from October 22, 1998 (inception) to December 31, 1998 to $18.4 million in the year ended December 31, 1999. The increase is attributable to the fact that two motion pictures were in release in the 1999 period compared to no motion pictures in the 1998 period.

         GROSS PROFIT. Gross profit increased from zero in the period from October 22, 1998 (inception) to December 31, 1998 to $26.6 million in the year ended December 31, 1999. In the period from October 22, 1998 (inception) to December 31, 1998 only development and administrative expenses were incurred and no films were released as compared to the year ended December 31, 1999 in which THE SIXTH SENSE was in an early stage of theatrical release.

         OPERATING EXPENSES. Operating expenses increased 235% from $1.5 million in the period from October 22, 1998 (inception) to December 31, 1998 to $4.9 million in the year ended December 31, 1999, which is primarily attributable to an increase in the number of employees and in the salaries for those employees and the fact that these compared periods are of significantly different length.

         CONTINGENT COMPENSATION. Contingent compensation represents discretionary incentive compensation payments to employees and executive officers based on our pre-tax profit. Contingent compensation increased by $2.1 million based upon the increase in our pretax profits.

         OPERATING INCOME (LOSS). As the period from October 22, 1998 (inception) to December 31, 1998 represented a start-up period for us, no motion pictures were released in 1998 and only development and administrative expenses were incurred resulting in a net operating loss for the period from October 22, 1998 (inception) to December 31, 1998. Operating income increased to $19.6 million in the year ended December 31, 1999, primarily due to the success of THE SIXTH SENSE, which was early in its stage of theatrical release during the period.

         INTEREST EXPENSE, NET. Net interest expense increased from $23,000 in the period from October 22, 1998 (inception) to December 31, 1998 to $1.5 million in the year ended December 31, 1999. The increase is primarily attributable to the difference in length of time of the periods being compared.

EBIT

         EBIT is defined as earnings before interest and taxes. While many in the financial community consider EBIT to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for or superior to, operating income, net earnings, cash flow and other measures of financial performance prepared in accordance with U.S. GAAP. As such, you should also read the following in conjunction with the financial statements included elsewhere in this prospectus. EBIT is a non-U.S. GAAP measure of performance and does not reflect cash available to fund cash requirements. Other significant uses of cash flows are required before cash will be available to us, including debt service, taxes and cash expenditures for various long-term assets. Our calculations of EBIT may be different from the calculations used by other companies and, therefore, comparability may be limited.

         The following table sets forth EBIT for the period from October 22, 1998 (inception) to December 31, 1998, the years ended December 31, 1999 and 2000, and the three months ended March 31, 2000 and 2001:

                             OCTOBER 22, 1998
                              (INCEPTION) TO                                    THREE MONTHS ENDED
                               DECEMBER 31,       YEAR ENDED DECEMBER 31,            MARCH 31,
(IN THOUSANDS)                     1998             1999           2000          2000          2001
                             ----------------   ------------   -----------   -----------    ----------
   EBIT (UNAUDITED).........    $   (1,467)     $    19,587    $   94,953    $   39,209     $  14,532

LIQUIDITY AND CAPITAL RESOURCES

         We have funded our operations to date primarily from internally generated funds, bank borrowings, initial capital contributions from our distributors and initial capital contributions from our limited partners. We anticipate continued borrowing, primarily to fund motion picture productions, under our existing credit facility.

         In December 1998, we entered into a credit facility with a bank syndicate led by The Chase Manhattan Bank, which was amended in April 1999, September 1999, December 2000 and further amended in April 2001. The credit agreement currently is comprised of a $200 million production facility and a $50 million working capital sub-facility providing an aggregate of $200 million in available financing subject to a borrowing base requirement. At March 31, 2001 and at May 15, 2001, our borrowing base permitted us to borrow the entire $200 million of financing. The production facility is available solely to finance the production or acquisition of feature length theatrical motion pictures, and the working capital sub-facility is available to finance the acquisition and development costs of motion picture projects and for other general business purposes. If the nonrefundable minimum guarantees we receive from our distributors for each motion picture we produce do not cover at least 80% of the budgeted cost of production of each motion picture, in order to obtain full production financing under our credit facility, we must either allocate receivables from released pictures or post cash collateral in an amount, when combined with the nonrefundable minimum guarantees we are to receive, will allow us to achieve at least 80% of the budgeted cost of production of the applicable motion picture. Our covenants and requirements under our credit agreement include a minimum required capital base of stockholders' equity and subordinated debt, plus amounts personally guaranteed by Messrs. Barber and Birnbaum of at least $40 million, a capital expenditure limit of $1 million per year, an annual overhead limit of $8 million plus any producer fees paid to individuals and contingent compensation to individuals, a per motion picture production budget exposure limit of $100 million, and a restriction on pre-greenlight development expenditures to $5 million on any one project and $15 million in the aggregate at any one time. The credit facility has a maturity date of June 18, 2004. The credit facility has a maturity date of June 18, 2004. The credit agreement is secured by substantially all of our assets including the assignment of our motion picture properties.

         Borrowings under the credit facility bear interest at 1.5% over the LIBOR rate (6.57% as of December 31, 2000) or at our option 0.5% over The Chase Manhattan Bank's prime rate (9.50% as of December 31, 2000). At December 31, 2000 no amounts were outstanding under the credit agreement and we had available a total of $200 million under the credit facility, subject to a borrowing base requirement. At May 14, 2001, borrowings of $54 million were outstanding and we had a total of $51 million under the credit facility, subject to the borrowing base requirement. On May 16, 2001, our co-CEOs each guaranteed up to $5 million of our obligations under our credit facility with a bank syndicate led by The Chase Manhattan Bank in connection with our distribution of retained earnings. In May 2001, each of our co-CEOs guaranteed an aggregate of $9.2 million of production financing incurred in connection with REIGN OF FIRE and DRAGONFLY. The guarantees will terminate upon consummation of the offering. There is no other obligation on the part of Messrs. Barber and Birnbaum to provide any similar guarantee or other financing in the future.

         During the period from October 22, 1998 (inception) to December 31, 1998, the net cash used in operating activities was $355,000, and the net cash provided by financing activities was $13.5 million. Net cash used in operating activities primarily consisted of amounts spent on the production of motion pictures we produced and financed and distributed, executive produced, and co-financed and distributed. Net cash provided by financing activities primarily consisted of capital contributions.

        During the year ended December 31, 1999, the net cash used in operating activities was $89.0 million, the net cash used in investing activities was $423,000, and the net cash provided by financing activities was $80.8 million. The use of cash in the year ended December 31, 1999 was primarily due to the costs of two motion pictures were produced, but not released during the period. Net cash used in operating activities primarily consisted of additions to film costs, partially offset by the receipt of nonrefundable minimum guarantees. Net cash provided by financing activities primarily consisted of bank borrowings, partially offset by distributions paid to partners.

         During the year ended December 31, 2000, the net cash provided by operating activities was $119.7 million, and the net cash used in financing activities was $100.6 million. The increase in net cash provided by operating activities in the year ended December 31, 2000 was primarily due to the release of two motion pictures for which the related production costs were incurred during the prior year, as well as significant overages generated by THE SIXTH SENSE. Net cash provided by operating activities primarily consisted of the receipt of nonrefundable minimum guarantees and overage payments. Net cash used in financing activities primarily consisted of repayments of bank debt and distributions paid to partners.

         During the three months ended March 31, 2001, the net cash used in operating activities was $32.8 million, the net cash used in investing activities was $195,000, and the net cash provided by financing activities was $20.2 million. The activity during the three months ended March 31, 2001 was primarily due to motion pictures in production during such period. Net cash used in operating activities primarily consisted of additions to film costs, partially offset by the receipt of nonrefundable minimum guarantees. Net cash provided by financing activities primarily consisted of additional bank borrowings used to finance the current production of motion pictures.

         If a motion picture is not completed, we must pay certain capital commitments, which include payments of production commitments primarily owed to creative talent. As of March 31, 2001, funds required to complete motion pictures in production totaled approximately $90 million.

         Our strategy and business plan contemplate substantial on-going investments in the production of motion pictures. In addition, we may look to add titles to our motion picture library through acquisition.

         Short-term liquidity and capital requirements may fluctuate based on the timing of production and release of motion pictures and whether we are receiving overages from previously released motion pictures. Without a motion picture similar to THE SIXTH SENSE, we will rely on borrowings under our credit facility after application of the net proceeds of this offering, as well as cash from operations to satsify our liquidity and cash requirements. We believe that cash flows generated from operations, together with available funds under the credit facility after application of the net proceeds of this offering will be adequate to meet our liquidity and capital requirements for at least twelve months following this offering. Our capital expenditure commitments during the three fiscal years ending 2004 are $9.71 million in 2001, zero in 2002 and $2.45 million in 2003, and are comprised primarily of production commitments in 2001 and bonuses in 2003. Long-term capital requirements depend on many factors, including, but not limited to, the rate at which we expand our business, whether internally or through acquisitions and strategic alliances. To the extent the funds generated from the sources described above are insufficient to fund our activities in the short or long term, we will be required to raise additional funds through public or private financings. No assurance can be given that additional funds will be available on terms acceptable to us.

         We intend to continue to pursue our aim of adding to our motion picture library. In connection with our pursuit of this aim, we may consider various strategic alternatives, such as business combinations with companies with strengths complementary to ours and other acquisitions, as opportunities arise. We may need to seek additional financing in order to complete any acquisitions. No assurance can be given additional funds will be available on terms acceptable to us or that any such acquisition will be made.

ADVISORY FEES

         We engaged EuroCapital Advisors, LLC., a financial advisory firm, to investigate potential European strategic and financing alternatives and assist us in connection with an offering in Europe. As consideration for services rendered in connection with this offering, we have agreed to pay EuroCapital Advisors, LLC., a cash payment equal to 5% of the gross proceeds raised upon consummation of this offering, minus the gross amount of legal fees in excess of $2.0 million, accounting fees, financial printing and out of pocket costs incurred by us in connection with this offering.

SEASONALITY

         Our revenues are impacted substantially by the timing of the release of the motion pictures we produce and finance and distribute, or co-finance and distribute. U.S. domestic theatrical release dates are determined by our respective U.S. distributors in consultation with us after considering several factors, including production schedules, timing of vacation and holiday periods, especially the 4th of July weekend, Thanksgiving, and Christmas, and competition in the marketplace. Furthermore, our revenues and results of operations depend on the box office success of the motion pictures we release, which cannot be predicted with certainty. Despite a general expected increase in market size, the number of motion pictures released by our competitors, particularly the major U.S. motion picture studios, in any given period may create an over supply in the market, and may reduce our share of gross box-office receipts and make it more difficult for motion pictures we produce and finance and distribute, and co-finance and distribute to succeed. This risk of over supply becomes greater during the peak release dates described above. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

INFLATION

         We do not believe our business and operations have been materially affected by inflation. However, we cannot predict what effect inflation may have on our business or our results of operations in the future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements.

         We have only limited involvement in derivative financial instruments and do not use them for trading purposes. We incur certain operating and production costs in foreign currencies, and are subject to market risks resulting from fluctuations in foreign currency exchange rates. In certain instances, we enter into foreign currency exchange contracts in order to reduce exposure to changes in foreign currency exchange rates that affect the value of our firm commitments and certain anticipated foreign currency cash flows. We currently intend to continue to enter into such contracts to hedge against future currency exchange rate risks.

         We believe that fluctuations in interest rates and currency exchange rates in the near term would not materially affect our consolidated operating results, financial position or cash flows as we have limited risks related to interest rate and currency exchange rate fluctuations.

CAPITAL EXPENDITURES

         Our capital expenditures primarily have included editing equipment. The following table shows capital expenditures, on a combined basis, for the period from October 22, 1998 (inception) to December 31, 1998, the years ended December 31, 1999 and 2000, and the three months ended March 31, 2001 (unaudited).


  OCTOBER 22, 1998
   (INCEPTION) TO           YEAR ENDED              YEAR ENDED         THREE MONTHS ENDED
 DECEMBER 31, 1998       DECEMBER 31, 1999       DECEMBER 31, 2000       MARCH 31, 2001
-------------------      -----------------       -----------------     ------------------
$           --            $      423,000         $             --      $         195,000


Capital expenditures of approximately $250,000 are planned for 2001, the major portion of which is intended for the purchase of additional editing equipment. We intend to finance these proposed capital expenditures from cash flows generated from operations.

                                    BUSINESS

OVERVIEW

         We are a global entertainment company that develops, produces, finances, acquires and distributes feature length commercial motion pictures for exhibition in U.S. domestic and foreign theatrical markets and for subsequent worldwide release in all media including home video, pay and free television. We provide funds for motion picture development and pre-production and arrange full production financing and worldwide motion picture distribution through our strategic relationship with a major U.S. motion picture studio and a network of leading international distributors. The motion picture projects we typically select and develop feature major motion picture stars who appeal to worldwide motion picture audiences and/or are supported by strong creative teams. We generated revenue of $108.5 million, $259.1 million and $40.1 million for the years ended December 31, 1999 and 2000, and the three months ended March 31, 2001, respectively. This resulted in net income of $18.1 million, $94.6 million and $14.6 million, respectively. These revenues were received from the release of six motion pictures and the receipt of executive producer fees only on one motion picture, UNBREAKABLE. The revenues and the net income generated for 1999 and 2000, and the three months ended March 31, 2001 resulted substantially from the success of THE SIXTH SENSE.

         Since we started our business in October 1998, we have produced and financed, executive produced, or co-financed and distributed, seven motion pictures, all of which have reached at least $60 million in worldwide box office receipts, with four of these motion pictures achieving $100 million in worldwide box office receipts. On each of the motion pictures on which we served as producers, we were responsible for services, including one of more of the following: developing and selecting motion picture projects, selecting key creative talent, production and arranging financing and worldwide distribution. These motion pictures (with release dates) are INSTINCT (June 1999), THE SIXTH SENSE (August 1999), KEEPING THE FAITH (April 2000) and SHANGHAI NOON (May
2000). For the motion pictures that we have co-financed, we generally provide financing in exchange for foreign distribution rights. These motion pictures (with released dates) are THE INSIDER (November 1999) and MISSION TO MARS (March
2000). In connection with the motion picture UNBREAKABLE (November 2000), our role was limited to that of an executive producer with respect to consultation on production and distribution matters. To date, these seven motion pictures have generated aggregate worldwide box office receipts in excess of $1 billion while receiving 13 Academy Award nominations, in addition to numerous other awards and nominations. THE SIXTH SENSE is the number one box office grossing thriller of all time. It was nominated for six Academy Awards and received numerous other awards including The People's Choice Award for favorite motion picture and favorite dramatic motion picture of 1999.

         Our revenues arise primarily from receipt of non-refundable minimum guarantees from our distributors upon the delivery of a motion picture in return for the right to distribute a motion picture in a particular territory, or a group of territories, for a particular media (ie. theatrical, video, etc.) and from overages that these distributors are required to pay to us once they have recouped the contractually allowable costs. In some international territories, we distribute under an arrangement known as a "rent-a-system". In these territories, we are entitled to receive all revenues less a distribution fee and the distribution costs incurred by the distributor, which consist primarily of the costs of marketing, advertising and release prints. The largest components of film costs are production costs, residual costs, which are payments made by motion picture producers to various guilds and unions, and talent participations granted to creative personnel.

         We were founded by and are primarily owned and operated by our CEOs, Gary Barber and Roger Birnbaum, two entertainment industry veterans with more than 40 years combined experience in developing, producing, financing, acquiring and distributing motion pictures. They have long-established working relationships with the various Hollywood constituencies including the major studios, independent producers, talent agencies, entertainment industry financial institutions and international territorial distributors. Over the past ten years, Messrs. Barber and Birnbaum, while at our company or in previous senior executive positions with other companies in the motion picture industry, have produced and/or financed between them over 50 motion pictures which have grossed more than $4.0 billion in total worldwide box office receipts, with thirteen of these motion pictures achieving blockbuster status by generating worldwide box-office receipts of $100 million or more. Although both Mr. Barber and Mr. Birnbaum have successful track records, production of a motion picture is subject to numerous risks and a number of their historical projects have failed to achieve box office success.

         We believe our business model is fundamental in distinguishing our company from other comparable companies in the industry. At the core of our model is our direct access to high quality commercial content, recognized talent and other creative personnel, coupled with a strategic relationship with a major U.S. motion picture studio and a network of foreign distributors to exploit motion pictures we produce and finance and distribute, and co-finance and distribute. Through the business and financial arrangements we have established with these entities, we believe we are able to develop, finance, produce and distribute motion pictures on a worldwide basis with substantially less financial risk to our overall operating results than most other independent production companies. Furthermore, we structured these arrangements so that we typically retain a large portion of each motion picture's ultimate profits, or "back-end" returns.

         Unlike many of the other independent production companies, we have established a credit facility with a bank syndicate led by The Chase Manhattan Bank that provides us with $200 million of borrowing capacity to support our activities. This availability of capital gives us the flexibility to produce not only our own motion pictures, but also to co-finance motion pictures with major studios, subject to a right of first negotiation granted to Buena Vista Pictures Distribution and its affiliates with respect to its international territories. Our access to these funds gives us the advantage of being able to consider opportunities not typically available to our independent production company competitors. We believe that the availability of our own credit facility, coupled with the proceeds from this offering and the availability of our common stock, will enable us to take advantage of various industry and library acquisition opportunities that may arise.

         We have a strategic relationship in the U.S. with Buena Vista Pictures Distribution for motion pictures we produce and finance and co-finance. Our relationship with Buena Vista Pictures Distribution is exclusive in that, we may not develop or produce any theatrical motion pictures for third parties. Buena Vista Pictures Distribution and its affiliates distribute these motion pictures in all media throughout the United States, Canada, the United Kingdom, Australia, New Zealand, the Middle East (except for Israel), Asia (excluding Japan), Latin America and selected areas within Eastern Europe and to selected media in various other territories including France, Italy, Spain and Japan. While Buena Vista Pictures Distribution and its affiliates distribute these motion pictures in the territories mentioned above, we generally own the global copyrights to pictures we produce and finance, and assume an active role in establishing the overall marketing strategy for each of the motion pictures we distribute or co-finance. Our key international distribution partners, other than Buena Vista Pictures Distribution and its affiliates, include Kirch Media Group, Canal+, Lusomundo Audiovisuais, Toho Towa, Pony Canyon, Sogecable and Svensk Filmindustri.

         As part of the distribution arrangements with our various U.S. domestic and international distributors, we typically receive nonrefundable minimum guarantees on each motion picture, which generally cover a significant portion of our production costs. Our distributors also contribute substantial funds to cover prints and advertising (P&A) costs, which consist of expenses related to the theatrical release of a motion picture and include: (i) the creation of prints (physical copies of a motion picture's final version for distribution to movie theatres), and (ii) all costs and expenses related to the advertising, promotion and marketing activities that precede and accompany a motion picture's theatrical release. Our distributors are entitled to recoup these P&A costs from revenues generated by exploitation of the associated motion picture or, in certain limited cases, groups of motion pictures in defined media in their respective territories. We provide significant business and marketing supervision for our distributors through our experienced executive team. As a result of our distribution structure and arrangements, we generally retain all copyrights to motion pictures we produce and finance, allowing us to build a valuable library and control our properties across various other media. We also retain all merchandising, music publishing, interactive game and other selected ancillary rights, subject to a first negotiation right granted to Buena Vista Pictures Distribution.

         We typically do not proceed with production of a motion picture unless at least 80-90% of the motion picture's budgeted production costs are covered or anticipated to be covered by nonrefundable minimum guarantee commitments distributors, with the actual percentage of coverage provided by these commitments being frequently higher than 90% of budgeted production costs. However, under certain limited circumstances, management will proceed with the production of certain projects, of which there has been one, the motion picture REIGN OF FIRE, through the date of this prospectus, for which nonrefundable minimum guarantee commitments are anticipated to cover less than 80% of the budgeted costs of production, in which case we can either allocate receivables from released pictures or post cash collateral to provide a minimum of 80% production cost coverage to satisfy our obligations under the credit facility.

         Since October 1998, we have refined our business model to better position ourselves within the industry while also enhancing the prospects for our future growth and profitability. As the owner of the copyright for the majority of the motion pictures we produce and finance, and certain of those that we co-finance we are able to exploit those motion pictures in any medium in perpetuity, subject to any licenses granted by us. Furthermore, we plan to profit from the revenue streams that can be derived from the exploitation of ancillary and derivative rights from these motion pictures including theatrical sequels, television series and motion pictures, Internet-based content, merchandising, interactive games, book and music publishing and soundtracks. By taking advantage of our financial resources, we also intend to pursue specific opportunities in the television and music businesses in ways closely related to our business and in line with our lower financial risk business model. We believe we are well-positioned to be a supplier of branded content across the various converging media platforms.

MOTION PICTURE INDUSTRY OVERVIEW

MOTION PICTURE PRODUCTION INDUSTRY BACKGROUND

GENERAL

         The motion picture industry consists of three principal activities:
PRODUCTION, which involves the development and production of motion pictures; FINANCE, which involves the funding of motion picture development and production costs; and DISTRIBUTION, which involves the promotion and exploitation of feature-length motion pictures in a variety of media, including theatrical exhibition, home video, television and other ancillary markets, including airlines and cruise ships and new technology platforms such as video-on-demand, both in the U.S., and internationally. In addition, motion picture titles frequently generate additional revenues from the exploitation of merchandising rights such as music soundtracks, video games, toys, books and other motion picture related products.

MARKET PARTICIPANTS - MAJOR STUDIOS AND INDEPENDENT PRODUCTION COMPANIES

         The United States motion picture industry is dominated by seven studios designated as "major studios" by the Motion Picture Association of America, (or the MPAA), comprised of The Walt Disney Studios, Paramount Pictures, Warner Bros., Universal Pictures, Twentieth Century Fox, Sony Pictures Entertainment, and MGM/UA. These major studios, which have historically produced and distributed the vast majority of high grossing theatrical motion pictures released annually in the United States, are typically large diversified corporations that have strong relationships with creative talent, theatrical exhibitors, television broadcasters, and others involved in the entertainment industry.

         The major studios also have extensive national or worldwide distribution organizations, maintain physical production facilities and own extensive motion picture libraries. As a result, the major studios must fund substantial overhead costs, consisting largely of salaries and related costs of their marketing and distribution staffs and the expense of the physical facilities they maintain. In addition, all of the major studios maintain motion picture libraries, consisting of motion picture copyrights and/or distribution rights that can be valuable assets capable of generating revenues from worldwide commercial exploitation in existing media and markets, and potentially in future media and markets resulting from new technologies and applications. Certain of the major studios may own, or be affiliated with companies that own, other entertainment related assets such as television broadcast networks, cable systems, music and merchandising operations and theme parks. The major studios also drive demand for distribution agreements where customers must obtain licenses for multiple motion pictures in order to gain access to the higher profile and most desirable blockbusters included in the offered slate of pictures. Therefore, in order to defray their substantial overhead costs, to take advantage of other entertainment related assets and to drive demand for distribution agreements, the major studios often concentrate their internal production efforts on high budget and high profile motion pictures with blockbuster box-office potential.

         In contrast to the major studios, "independent production companies" (many with financial and other ties to the major studios) generally produce or distribute fewer motion pictures than the major studios and do not have the substantial overhead costs of the major studios because they do not maintain worldwide distribution organizations and physical production facilities. As a result, these independent production companies do not have the fixed payroll, general administrative and other expenses resulting from ownership and operation of a studio or distribution network. As a group, independent production companies are diverse as to budget, quality and targeted audience of motion pictures produced. While many independent production companies produce lower budget or niche motion pictures, only a limited number of independent production companies produce motion pictures with the same quality, budget and mass audience appeal as the major studios. Major studios are generally able to finance motion pictures through cash flow, or corporate borrowings. Independent production companies typically require financing from multiple sources.

MARKET AND INDUSTRY TRENDS

     The motion picture industry is a global industry. Motion pictures produced by U.S. motion picture studios account for the vast majority of motion picture products distributed globally, and the U.S. is the world's largest consumer of entertainment product, including motion pictures. We estimate that, in the aggregate, U.S. distributors accounted for between 80% and 90% of total motion picture distribution revenues worldwide in 2000. Excluding the U.S. domestic market, U.S. distributors still account for more than 75% of international motion picture distribution revenues from all sources.

         U.S. companies dominate the distribution market for filmed entertainment worldwide. This market includes theatrical motion picture rentals paid by motion picture exhibitors, revenues generated from U.S. domestic and international home video and DVD, U.S. domestic and international pay-per-view, pay and free television, and new distribution platforms, such as video-on demand. According to Paul Kagan Associates, Inc., or Kagan (Trends in Movie Profitability 2000), U.S. distributors collected approximately $33 billion in total worldwide motion picture distribution revenue in the year 2000. This represents a compounded annual growth rate (CAGR) of 9% from the $14 billion collected in 1990. According to estimates published by Kagan, total worldwide motion picture distributor revenue is expected to grow to approximately $48 billion by 2005, an estimated compounded annual growth rate of 7.8% over the next 5 years.

         According to Kagan, the U.S. market generated $17.8 billion in total motion picture revenues from U.S. distributors in 2000. This represents a compounded annual growth rate (CAGR) of 9.2% from the $7.4 billion of revenues generated in 1990. Total motion picture distributor revenue from the U.S. market is expected to grow to $24.7 billion by 2005, an estimated CAGR of 6.7% for the next 5 years. U.S. distributors collected an additional $15.2 billion in total motion picture revenue in the year 2000 from non-U.S. territories. This represents a CAGR of 8.7% from the $6.6 billion collected in 1990. According to estimates published by Kagan, total motion picture distribution revenue earned by U.S. distributors from non-U.S. sources is expected to grow to $22.6 billion by 2005, an estimated CAGR of 8.3% for the next 5 years.

         Kagan further estimates that in 2000, worldwide theatrical box office rentals accounted for just $8.0 billion, or 24% of total worldwide revenues to distributors, with all other revenue sources contributing $25 billion, or 76% of the total. This share of the total U.S. distributor revenue from theatrical rentals has declined by nearly 6.5% from 1990 levels, which were $4.2 billion or 30.3% of the total worldwide revenues to distributors in that year. Kagan expects box office rental share as a percentage of total worldwide revenues earned by U.S. distributors to decline further, to $10.1 billion, or 21.3% of worldwide revenues to U.S. domestic distributors, by 2005. In 2000, U.S. and international home video represented the largest market segment, accounting for 38% of total worldwide distribution revenues, or $12.7 billion; this segment is expected to grow to $16.3 billion by 2005, a CAGR of 5.1%. Kagan estimates that the market share of worldwide revenues earned by U.S. distributors from home video will be 35% in 2005. The next largest market segment includes all free and pay television, which amounts to $4.3 billion in the U.S., and $4.8 billion in the rest of the world in 2000, growing to $5.7 billion in the U.S., and $7.3 billion outside the U.S. by 2005, for a total of $13 billion by 2005, or a CAGR of 7.6%. According to Kagan, the market share of worldwide revenues received by U.S. distributors from free and pay television is estimated to be 27.5% in 2005.


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


         The changes in the amount and sources of revenue and market conditions described above are due to a number of factors, including the increase in the number of households with videocassette and DVD players, and the proliferation of cable and satellite transmission systems. Furthermore, many governments have encouraged the expansion of the public and private broadcasting sectors. While European television is an example of this growth, the process is also underway in other international markets, such as Japan, Southeast Asia, Australia and Latin America. Other factors, including the introduction of pay-per-view television and developments in broadband transmission capacity and Internet access, have also contributed to the growth of television globally. Kagan forecasts that these new technology platforms will fuel growth in demand for motion picture product for the next several years. In 2000, the U.S. domestic pay-per-view/video-on-demand market, which generated 2.5% of total worldwide revenues collected by U.S. domestic distributors, is expected to increase to a 9.1% share of total worldwide distributor revenues by 2005.

MAJOR STUDIOS AND INDEPENDENT PRODUCTION COMPANIES

         The financial commitment of the major studios to their distribution activities means that the major studios must have access to a steady supply of motion pictures available to fill their distribution networks and cover the overhead associated with their worldwide distribution infrastructures. Due in part to competition for the high-profile talent (primarily writers, directors and actors) essential to the creation of potential blockbuster movies produced by the major studios, and other cost increases, average production costs for motion pictures produced and released by the major studios under their primary labels (not including art-house or classic divisions) was $73.9 million in 1999 according to Kagan. Production costs, also referred to as negative costs, are the various costs, charges and expenses incurred in the acquisition and production of a motion picture. These include: acquiring and developing the screenplay, compensation of talent and other production personnel, facilities (sound stage, film lab, editing room) and location rentals, equipment rentals, raw materials (raw film stock, set construction) and other costs incurred in principal photography and post-production costs, including the creation of special effects and music. Kagan estimates that worldwide major studio cost per motion picture, including P&A costs, interest, overhead, residuals and participations has increased from $59.5 million in 1990 to $125.6 million in 1999, a CAGR of 8.7% per year. Due in part to these increased costs, the number of motion pictures released by major studios has declined from 146 in 1995 to 127 in 1999 according to Kagan. The number of motion pictures produced by major studios has declined even more as the major studios seek to focus on their distribution activities and attempt to reduce production costs and reduce production risks. Consequently, although distribution strategies of the major studios have changed as they are releasing fewer motion pictures, they still requiring sufficient motion picture supply to satisfy the demand of their internal distribution infrastructures and their worldwide customer bases.

         To supply this distribution network and reduce costs and the production risk associated with the major studios' escalating production costs, major studios have been entering into various financing arrangements with select, proven independent production companies. Often these relationships include co-financing arrangements with independent production companies and/or distributors, whereby the major studio acquires or retains distribution rights in several territories, in particular North America, and the independent production company acquires or retains distribution rights in the remaining territories, licensing these to other distribution entities. This strategy allows a major studio to reduce risk by creating a portfolio of motion pictures that contains a combination of fully financed and co-financed motion pictures. As a result, the major studio's overhead can be spread across a larger number of releases, and its existing distribution channel is ensured a steady stream of product.

         Generally, independent production companies produce motion pictures at lower costs than similar major studio productions. In addition, independent production companies have considerable flexibility in the staffing and location of motion picture production activities as compared to the major studios. The flexibility enjoyed by independent production companies permits them to take advantage of tax benefits and other cost-reduction measures, not always otherwise available to the major motion picture studios. In addition, the independent production company can outsource marketing and distribution responsibilities on a project-by-project basis, often to their distribution partners, thereby avoiding the fixed expenses of a large in-house marketing and distribution staff.

         Independent production company arrangements with major studios are not alike. Frequently, major studios, in an effort to identify and recruit sought after writers, directors and actors will enter into "first look" or "housekeeping" agreements, generally providing overhead funds and facilities to the writers, directors and actors for first offering new projects they wish to produce to the major studios. The costs of these arrangements are generally allocated to the budgets of the motion pictures ultimately produced in connection with the first look or housekeeping arrangement, if any, and add to the production costs of the respective motion pictures. In these cases, the major studio will retain the copyright ownership of the motion picture.

         However, most major studios are now reducing the number of their housekeeping and first-look arrangements, since these tend to substantially increase overhead without yielding a reliable source of motion pictures. Nevertheless, the same major studios have increasingly expressed a desire to find a few good partners who can bring unique access to talent and material, production and distribution know-how, and the financial means to own the copyright, alone or with the major studio.

         When independent producers are responsible for a motion picture's production costs on a studio financed and owned motion picture, they often have a contractual incentive to keep project expenses down. If costs exceed approved budgets, the profit shares of the producer can be penalized. Typically, producers are also subject to strict cross-collateralization of their profit shares from any one release. This generally means that the box-office performance of a single picture in one territory is linked to the picture's performance in another, and often, when more than one picture is covered by a production deal, the profits in any one picture must exceed the losses of the others in order for there to be any profit share earned by the producer. In such circumstances, while one picture has already generated profits to the studio, the studio can hold back some or all of the payment of any profits to the producer until the other crossed motion pictures are produced and distributed successfully and cover shortfalls in the other prior motion pictures.

         Independent production companies that can bring their own funds or other financial resources to a motion picture project are the most likely to retain copyright ownership in the titles produced, and are best positioned to capture the full potential financial benefit of a successful motion picture release. There are few of these companies, as their success requires both production skills and a track record to secure the necessary financing for each project, strong relationships with talent and the Hollywood creative community to secure such high-profile projects and distribution experience and expertise to manage a successful release cycle. These resources, however, can place an independent production company in a more favorable position when negotiating distribution fees, and other financial terms with a major studio, since the studio's risk can be reduced accordingly. The studios are increasingly eager to associate with experienced production companies that possess financial resources and proven production skills. This type of arrangement gives the studio valuable on-sight production and budget management since the producer is an owner of the picture along with the studio.


MOTION PICTURE PRODUCTION, FINANCE AND DISTRIBUTION

PRODUCTION
         The creation of a motion picture begins with the development of an original screenplay from a story line or scenario conceived by a writer and acquired by the producer, or the screenplay adaptation of a popular novel or other literary work acquired by the producer. Once the screenplay material is identified, the production process, as summarized in the chart below, begins. The process ends with the "final cut" of the motion picture. This results in the production of a negative, from which release prints of the motion picture are made for screening.

---------------------------   ------------------------   -------------------------   ------------------------
DEVELOPMENT                   PRE-PRODUCTION             PRODUCTION                  POST-PRODUCTION

-   Acquire material          -    Proposed budget       -    Principal              -    Editing
-   Work on script                 and schedule               photography            -    Opticals,
Commitments from key talent        completed                                              dialogue, music
including director,           -    Production                                             and special
principal cast members and         financing secured                                      effects added
other creative personnel      -    Creative                                          -    Voice,
                                   personnel                                              effects and music
                                   commitments                                            synchronized
                                   finalized                                         -    "Final cut"
                              -    Finalize motion                                        of motion picture
                                   picture budget and                                     completed
                                   production schedule


                                       50


                              -    Obtain
                                   insurance and
                                   secure completion
                                   guarantees, if
                                   necessary
                              -    Select motion
                                   picture locations
                                   and secure
                                   necessary
                                   production
                                   facilities

         Production costs incurred in connection with motion picture production are typically divided between above-the-line costs and below-the-line costs. Above-the-line costs include story rights and screenplay, fees to the producer and director and major members of the cast. Below-the-line costs include fees to creative personnel including the director of photography, production designer and casting director, production facilities (sound stage, film lab, editing room) and location rentals, equipment rentals, raw materials (raw film stock, set construction) and other costs incurred in principal photography and post-production costs, including the creation of special effects and music.

FINANCE
         Independent production companies generally finance their production activities on a picture-by-picture basis. Sources of funds for independent producers include bank loans, "pre-licensing" of distribution rights in exchange for nonrefundable minimum guarantees, motion picture participation interests, joint ventures and public motion picture support programs which include tax funds, tax credit provisions, and other governmental sources of capital for the motion picture industry.

         Independent production companies generally attempt to obtain all or a substantial portion of their financing for a motion picture prior to commencement of principal photography, at which point production costs begin to be incurred. Obtaining license agreements with a distributor or distributors prior to completion of a motion picture which provide for payment of a nonrefundable minimum guarantee (often referred to as the "pre-licensing" or "pre-selling" of motion picture rights), may enable the producer to obtain financing for its project by using the contractual commitment of the distributor to pay the nonrefundable minimum guarantee as collateral to borrow production funding. Independent production companies typically finance production of their motion pictures pursuant to financing arrangements with banks and other lenders in which the lender receives an assignment of the production company's right to payments of nonrefundable minimum guarantees by its distributors upon the delivery of the completed motion picture. The lenders are granted a security interest in the motion picture until the financing has been repaid. The independent production company may also be able to acquire additional production funds through "gap financing", whereby a lender loans a portion of the production costs based on the company's estimate of the value of certain distribution rights. When the motion picture is delivered, the independent production company collects the nonrefundable minimum guarantees and uses them to repay the lender. In addition, the independent production company receives a production fee and generally retains a participation in net revenues from distribution of the motion picture.

         As part of obtaining motion picture financing, independent production companies are required by their lenders and distributors who advance production costs to obtain a completion bond from an acceptable completion guarantor which names the lenders, distributors and other parties who advance production costs as beneficiaries. The guarantor guarantees the completion and delivery of the particular motion picture by a certain date and within an agreed budget and contingency and if the motion picture cannot be completed for the agreed upon budgeted cost, the completion guarantor is obligated to pay the additional costs necessary to complete and deliver the motion picture by the agreed upon delivery date. If the completion guarantor fails to complete and deliver such motion picture on time, the completion guarantor is required to pay the financiers and distributors, if applicable, an amount equal to the aggregate amount the financiers and distributors have loaned or advanced to the independent producer.

         Major studios and independent production companies in the U.S. typically incur obligations to pay residuals to various guilds and unions including the Screen Actors Guild, Directors Guild of America, Writers Guild of America and the International Alliance of Theatrical and Stage Employees. Residuals are payments made by the motion picture producer to the various guilds and unions (on a picture-by-picture basis) arising from the exploitation of ancillary rights to a motion picture. In the motion picture production business, ancillary rights are comprised primarily of rights relating to the video and television markets. Residuals, which can exceed 15% of certain categories of ancillary revenues, are calculated as a percentage of the gross revenues derived from the exploitation of these ancillary rights.

         In certain cases, the guilds and unions obtain a security interest in all rights of the producer in the motion picture being exploited to ensure satisfaction of the residuals obligation. This security interest is usually subordinate to the security interest of the lenders financing the production cost of the motion picture and the completion bond company guaranteeing completion of the motion picture.

MOTION PICTURE DISTRIBUTION

Distribution of a motion picture involves commercial exploitation in the U.S. and international licensing of the picture for:

     o    theatrical exhibition,

     o    videocassettes, laser discs and DVDs,

     o presentation on television, including pay-per-view, pay, network, syndication and basic cable, o merchandising of the other rights in the motion picture, which may include books, soundtracks, and video games, and

     o non-theatrical exhibition, which includes airlines, cruise ships, hotels and armed forces facilities.

         Production companies with distribution divisions, such as the major studios, typically distribute their motion pictures themselves. Production companies without distribution divisions typically retain the services of sales agents or distributors to exploit the motion pictures produced by them in various media and territories, or in all media and territories. Distribution companies may directly exploit distribution rights licensed to, or otherwise acquired by them, for example, by booking motion pictures with theatrical exhibitors or selling videocassettes to video retailers. Alternatively, they may grant sub-licenses to U.S. or foreign sub-distributors to exploit completed motion pictures.

         A sales agent does not generally acquire distribution rights from the producer or other owner of rights in a motion picture, but instead acts as an agent on behalf of the production company or rights owner to license distribution rights to such motion picture to territorial distributors in exchange for a sales agency fee, typically computed as a percentage of gross revenues from licenses arranged by the sales agent.

         A territorial distributor generally licenses and takes a grant of distribution rights to the motion picture for a specified term in a particular territory and media, in exchange for a distribution fee calculated as a percentage of gross revenues generated from exploitation of the motion picture by the distributor. The territorial distributor often agrees to pay the rights owner of the motion picture a certain advance or nonrefundable minimum guarantee upon the delivery of the completed motion picture, which amount is recouped by the territorial distributor out of revenues generated from the exploitation of the motion picture in particular media or territories. After receiving its ongoing distribution fee and recouping the advance or nonrefundable minimum guarantee plus its direct release costs (primarily print and advertising costs), the territorial distributor pays all or a substantial portion of the remainder of revenues to the producer of such motion picture or the rights owner (commonly referred to as overages).

         In addition to obtaining distribution rights in a motion picture for a limited duration, a distributor may also acquire all or a portion of the copyright in such motion picture or license certain distribution rights in perpetuity. Both major studios and independent motion picture companies often acquire motion pictures for distribution through a customary industry arrangement known as a "negative pickup." Under a "negative pickup", the studio or independent motion picture company agrees to pay a specified minimum guaranteed amount to a production company upon completion of production and delivery of the motion picture in exchange for all rights to the motion picture.

         Distribution expenses, which consist primarily of the costs of advertising and preparing release prints, are not included in production costs. These distribution expenses vary widely depending upon the extent of the release and the nature of the promotional activities.

         In connection with the production and distribution of a motion picture, major studios and independent production companies generally grant contractual rights to actors, directors, screenwriters, owners of underlying rights and other creative and financial contributors to share in revenues from a particular motion picture. Except for the most sought-after talent, these third-party participations are generally payable after all distribution fees, distribution expenses, direct production costs and financing costs are recouped in full.

DISTRIBUTION CYCLE

         Concurrently with their initial release in the U.S., motion pictures are generally released in Canada and may also be released in one or more other international markets. As a general matter, a motion picture that is released theatrically is typically available for distribution in other media during its initial distribution cycle as follows:

MARKETPLACE / MEDIA                            NUMBER OF MONTHS FOLLOWING
                                               INITIAL U.S. THEATRICAL RELEASE
U.S. theatrical
International theatrical                       0 - 4 months
U.S. home video (initial release)              4 - 6 months
U.S. pay per view                              6 - 9 months
International home video (initial release)     6 - 12 months
U.S. pay television                            10 - 12 months
International television (pay or free)         18 - 24 months
U.S. free television *                         24 - 36 months

*  INCLUDES NETWORK, SYNDICATION AND BASIC CABLE

         The release periods set forth above represent standard "holdback periods." A holdback period with respect to a certain media in which the motion picture is being released represents a set period of time during which release of the motion picture in other media is prevented. This "holdback" is designed to allow the motion picture to maximize its revenues in the media in which it is currently being released. Holdback periods are often specifically negotiated with various distributors on a media-by-media basis; however the periods set forth above represent our estimate of customary current holdback periods in the motion picture industry.

         A substantial portion of a motion picture's total revenues is generated in a motion picture's initial distribution cycle (generally the first five to seven years after the motion picture's initial U.S. release), which typically includes theatrical, video, and pay and free television. However, commercially successful motion pictures generally continue to generate revenues from the re-licensing of distribution rights in certain media, including television and home video, and from the licensing of distribution rights with respect to new media and in emerging markets, in addition to the creation of derivative works based on the motion picture such as remakes, sequels and television series.

         Although there has been a substantial increase over the past fifteen years in the revenues generated from the licensing of rights in media other than U.S. theatrical, such as home video, cable and pay-per-view, the theatrical success of a motion picture remains the most significant factor in generating revenues in foreign markets and in other media such as television and videocassettes. For example, retail video stores have been purchasing fewer copies of home videos of motion pictures that have not been theatrically released, and purchasing more copies of major studio theatrical successes.

THEATRICAL EXHIBITION MARKET

         The theatrical distribution of a motion picture, whether in the U.S. or internationally, involves the licensing and booking of the motion picture to theatrical exhibitors (movie theaters), the promotion of the motion picture through advertising and publicity campaigns and the manufacture of release prints from the motion picture negative.


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


Expenditures on these activities, particularly on promotion and advertising, are often substantial and may have a significant impact on the ultimate success of the motion picture's theatrical release.

         In addition, such expenditures can vary significantly depending upon the markets and regions where the motion picture is distributed, the media used to promote the motion picture (newspaper, television and radio), the number of screens on which the motion picture is to be exhibited and the ability to exhibit motion pictures during peak exhibition seasons.

         With a release by a major studio, the vast majority of these costs (primarily advertising costs) are incurred prior to the first weekend of the motion picture's U.S. theatrical release, so there is not necessarily an ability to correlate these costs and the motion picture's ultimate box office performance. In addition, the ability to distribute a picture during peak exhibition seasons, including the summer months and the Thanksgiving and Christmas holidays, and in the most popular theaters may affect the theatrical success of a motion picture.

         While arrangements for the exhibition of a motion picture vary greatly, there are certain financial relationships generally applicable to theatrical distribution. Theater owners retain a portion of the admissions paid at the box office, generally referred to as "gross box office receipts." The share of the gross box office receipts retained by them generally includes a fixed amount per week (in part to cover overhead), plus a percentage of receipts that generally escalates over time. The balance, generally referred to as "gross film rentals," is remitted to the distributor.

DVD AND VIDEO MARKETS

         Home video distribution consists of the promotion and sale of DVDs and videocassettes to local, regional and national video retailers that rent or sell DVDs and videocassettes to consumers primarily for home viewing. Most motion pictures are initially made available at wholesale prices primarily to DVD and video rental stores that rent or sell the DVDs or the cassettes to consumers.

         It is now common practice in the U.S. domestic market for major releases with broad appeal to be initially offered to retail chains at a price designed for sell-through rather than rental. This occurs only when it is believed that the ownership demand by consumers will result in a sufficient level of sales to justify the reduced margin on each cassette sold. In the past, owners of motion pictures did not share in rental income. However, distributors have recently begun to enter into revenue sharing arrangements with certain retail stores. Under such arrangements, videocassettes are sold at a reduced price to retail stores (usually $6 to $10 per videocassette) and a percentage of the rental revenue is then shared with the owners (or licensors) of the motion pictures. Home video arrangements in international territories are generally similar to those in the U.S. except that the wholesale prices may differ.

TELEVISION MARKET

         Television rights for motion pictures initially released theatrically are, if such motion pictures have broad appeal, generally licensed first to pay-per-view television for an exhibition period following initial video release, then to pay television, thereafter in certain cases to network television for an exhibition period, and then, in certain cases, to pay television again. These motion pictures are then syndicated to either independent stations or basic cable outlets.

         Pay-per-view allows subscribers to pay for individual programs. Pay television allows cable television subscribers to view such services as HBO, Showtime, Starz/Encore, Canal+, BSkyB, Premiere, Telepiu, JSB or others offered by their cable system operators for a monthly subscription fee. Pay-per-view and pay television is now delivered not only by cable, but also by satellite transmission, and motion pictures are generally licensed in both such media.

         Motion pictures are often packaged and licensed as a group for exhibition on television over a period of time and, therefore, revenues from these television licensing "packages" may be received over a period that extends beyond five years from the initial U.S. theatrical release of a particular motion picture. Motion pictures are also


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


licensed and "packaged" by producers and distributors for television broadcast in international markets by government owned or privately owned television networks.

NON-THEATRICAL AND OTHER RIGHTS

Motion pictures may be licensed for use by airlines, schools, public libraries, community groups, the armed services, correctional facilities, ships and others. Music contained in a motion picture may be licensed for sound recording, public performance and sheet music publication. Rights in motion pictures may be licensed to merchandisers for the manufacture of products such as toys, T-shirts, posters and other merchandise. Rights may also be licensed to create novels from a screenplay and to generate other related book publications, as well as interactive games on such platforms as CD-ROM, CD-I or other proprietary platforms.

BACKGROUNDS OF OUR CEOS

         Our CEOs, Messrs. Barber and Birnbaum have more than 40 years experience between them in the entertainment industry in developing, producing, financing, acquiring and distributing motion pictures worldwide. They have long-established working relationships with the various Hollywood constituencies including the major studios, independent producers, talent agencies, entertainment industry financial institutions and international territorial distributors. These relationships are fundamental in providing access to the type of content, creative and production talent, studio facilities, distribution networks and financing that are key in sustaining long-term success, growth and profitability in our industry.

         Prior to co-founding our company, Mr. Barber was Vice-Chairman of the Board of Directors, Chief Operating Officer and a minority shareholder at Morgan Creek Productions, a motion picture production company co-founded by Joe Roth, the former Chairman of Walt Disney Studios, where Mr. Barber was responsible for all day-to-day operations for each of Morgan Creek's business entities including feature motion picture production, foreign distribution, music, theatrical exhibition and interactive programming. While at Morgan Creek, Mr. Barber was responsible for the production of movies such as ROBIN HOOD: PRINCE OF THIEVES, ACE VENTURA: PET DETECTIVE, ACE VENTURA: WHEN NATURE CALLS and the foreign distribution of LAST OF THE MOHICANS. Prior to that, Mr. Barber was President of Vestron International Group, one of the largest independent video companies in the industry, where he acquired the video rights to distribute and distributed many international titles including THE PRINCESS BRIDE, YOUNG GUNS and DIRTY DANCING. Prior to his tenure at Vestron International Group, Mr. Barber spent seven years as a chartered accountant and certified public accountant at PricewaterhouseCoopers in Los Angeles, California.

         Prior to co-founding our company, Mr. Birnbaum headed Caravan Pictures for six years. Mr. Birnbaum founded Caravan Pictures with Joe Roth, who left Caravan to become Chairman of Walt Disney Studios. At Caravan, he oversaw such box office successes as RUSH HOUR, SIX DAYS/SEVEN NIGHTS, THE THREE MUSKETEERS and WHILE YOU WERE SLEEPING. Prior to Caravan Pictures, Mr. Birnbaum was President of worldwide production for 20th Century Fox and Executive Vice President of the Fox Film Group, where Mr. Birnbaum was directly responsible for developing and purchasing scripts and overseeing all aspects of production of theatrical motion pictures for the studio. Motion pictures produced during Mr. Birnbaum's tenure at Fox originated from various sources, such as Mr. Birnbaum's decision to purchase HOME ALONE in turnaround (where a studio decides not to further develop a project and sells it to another studio) from Warner Bros., the revival of the script EDWARD SCISSORHANDS previously purchased by Fox with Tim Burton (with whom Mr. Birnbaum previously worked with on BATMAN), and the development of the script for THE LAST OF THE MOHICANS after Michael Mann proposed the script idea to Mr. Birnbaum. Similarly Mr. Birnbaum developed a diverse range of motion pictures including, among others, SLEEPING WITH THE ENEMY starring Julia Roberts and MY COUSIN VINNY starring Joe Pesci.

         A selected overview of the motion pictures produced by each of our CEOs prior to forming Spyglass is summarized in the table below, which includes all motion pictures that grossed more than $100 million at the box office on a worldwide basis and for which either of our CEOs had a producer or executive producer credit. Many of these motion pictures were produced in collaboration with other producers who have received similar credits with respect to the motion pictures listed below.


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


  FEATURE MOTION PICTURE       YEAR         PRODUCING CEO/       WORLDWIDE                 CAST
                             RELEASED     PRODUCING COMPANY      BOX OFFICE
---------------------------  --------   -----------------------  -----------  ----------------------------------

INSPECTOR GADGET             1999       Birnbaum / Caravan        $150        Matthew Broderick, Rupert Everett
                                        Pictures                  million

SIX DAYS / SEVEN NIGHTS      1998       Birnbaum / Caravan        $175        Harrison Ford, Anne Heche
                                        Pictures                  million

RUSH HOUR                    1998       Birnbaum / New  Line      $245        Jackie Chan, Chris Tucker
                                        Cinema                    million

GI JANE                      1997       Birnbaum / Caravan        $105        Demi Moore, Anne Bancroft
                                        Pictures                  million

ACE  VENTURA:  WHEN  NATURE  1995       Barber / Morgan Creek     $208        Jim Carrey
CALLS                                                             million

WHILE YOU WERE SLEEPING      1995       Birnbaum / Caravan        $186        Sandra Bullock, Bill Pullman
                                        Pictures                  million

ACE VENTURA:  PET DETECTIVE  1994       Barber / Morgan Creek     $102        Jim Carrey, Courteney Cox
                                                                  million

THE THREE MUSKETEERS         1993       Birnbaum / Caravan        $113        Charlie Sheen, Chris O'Donnell
                                        Pictures                  million

ROBIN   HOOD:   PRINCE   OF  1991       Barber / Morgan Creek     $395        Kevin Costner, Morgan Freeman
THIEVES                                                           million


         Including the release of the motion pictures we have produced and financed, Messrs. Barber and Birnbaum have collectively produced more than 50 motion pictures during the last ten years, which have in the aggregate grossed more than $4.0 billion in worldwide box office receipts. Of the total number of motion pictures produced, thirteen grossed more than $100 million in gross worldwide box office receipts. We believe the industry average "blockbuster" rate is 1 in 10 films; Messrs. Barber and Birnbaum have historically exceeded the industry average, with a blockbuster rate approximating 1 in 5 films. While the balance of motion pictures produced by Messrs. Barber and Birnbaum included both profitable and non-profitable films, the overall gross margin for their films has been positive. On average, the motion pictures produced by Messrs. Barber and Birnbaum that are not included in the table have grossed an average of $27.2 million in gross worldwide box office receipts. In addition to the overall financial performance of these motion pictures, our CEOs have also been instrumental in selecting or discovering, new creative talent either by financing and/or producing the early commercially successful movies of JIM CARREY, SANDRA BULLOCK, JACKIE CHAN, RENE RUSSO, HALEY JOEL OSMENT, WESLEY SNIPES and OWEN WILSON, among others.

KEY BUSINESS ELEMENTS

Our key business elements are comprised of the following:

     o CREATING MOTION PICTURES WITH BROAD AUDIENCE APPEAL: Our fundamental objective is to produce and finance, or co-finance, feature length commercial motion pictures for exhibition in U.S. domestic and foreign theatrical markets and for subsequent worldwide release in all media including home video, pay and free television. We are focused on producing motion pictures with broad U.S. domestic and international appeal among audiences. We generally do not undertake projects that are focused on niche markets or where the subject matter has limited appeal.

     o ADHERING TO A LOWER-FINANCIAL RISK MOTION PICTURE FINANCING MODEL THAN MANY OF OUR COMPETITORS: Our business model is designed to reduce the financial risk typically associated with motion picture development, finance, production and distribution. In addition to minimizing the financing requirements for any single picture through the combination of the payment of nonrefundable minimum guarantees and the undertaking of print and advertising costs by our distributors, we have been able to negotiate distribution arrangements that allow for each picture to be generally financed and distributed on an independent basis. We have also secured financing support through our credit facility led by The Chase Manhattan Bank. Our overall aim is to obtain commitments from distributors prior to starting production on any motion picture in an amount equal to a substantial percentage of the production costs of the motion picture and, in turn, arrange full production financing based on a pledge of these commitments to our lenders. We generally do not commence production unless we have obtained or anticipate obtaining commitments from distributors covering at least 80-90% of the production costs; however, in certain limited circumstances, management will proceed with the production of certain projects, of which there has been one as of the date of this prospectus, for which nonrefundable minimum guarantees are anticipated to cover less than 80% of the budgeted costs of production, in which case in order to obtain full production financing under our credit facility we must either allocate receivables from released pictures or post cash collateral to provide a minimum of 80% production cost coverage. The delivery to the distributors of each motion picture within the budgeted cost is assured by a completion guarantee and active management involvement in strictly controlling production costs. While we are an independent


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


          production company, the availability of our credit facility provides a more stable financial profile for our distributors and, we believe, gives us a competitive advantage when competing for larger budget motion picture projects. At the same time, we have increased flexibility in not only financing the individual pictures we produce, but also participating in various co-financing opportunities where the motion picture project is primarily produced by a major studio and we acquire distribution rights internationally.

     o RETAINING SUBSTANTIAL POTENTIAL BACK-END RETURNS ON MOTION PICTURES WE PRODUCE AND FINANCE, AND CO-FINANCE: Whether following the owned or co-financing model, we have established a business and financing structure that enables us to retain a portion of each motion picture's profits which we believe to be commensurate with our investment in the motion picture. We believe that we have the ability to realize these profits over and above a more traditional independent production company model, stemming from the following:

          o We generally retain a combination of distribution and other rights in various territories that provide revenue over and above the revenue we receive from our nonrefundable minimum guarantees;

          o As a result of our limited cross-collateralization arrangements in our distribution agreements, while occasionally profits from one motion picture will offset losses from another motion picture in a particular territory, we are not generally required to offset the losses from one motion picture with profits that may be generated from another, enabling us to further enhance our profit retention from a successful motion picture; and

          o We believe that our track record as a company, and the combined track records of our senior management, enables us to negotiate favorable distribution and financing arrangements, including highly favorable distribution fees payable to our distributors.

     o DEVELOPING A NETWORK OF U.S. DOMESTIC AND FOREIGN DISTRIBUTORS: We have developed a network of leading U.S. domestic and foreign motion picture distribution companies through which we release motion pictures we produce and finance, and co-finance throughout the world. Through our arrangements with these distributors, we are able to reduce significantly many of the risks associated with direct release, including transferring P&A costs to the distributors, as compared to distribution arrangements entered into by other independent producers of motion pictures, while capitalizing upon the strengths of each individual distribution company, thereby enhancing our returns from most territories. We are responsible for P&A costs solely in territories in which we have rent-a-system arrangements. We believe we have structured our global distribution relationships to increase the overall revenue potential of each of the motion pictures we produce and finance and distribute and co-finance.

     o    CONTINUALLY BUILDING OUR RELATIONSHIPS WITHIN THE ENTERTAINMENT
          INDUSTRY: The background of our senior management in the entertainment industry gives us direct access to many of the various creative artists within the industry including writers, directors, actors, talent agents, business development officers and others. As a result, we have more opportunities and earlier access to consider the production and/or financing of some of the higher quality commercial content that is available within the industry. Consequently, we have not had to incur the costs and risks normally associated with "first look" arrangements and "house-keeping" deals that have been undertaken by other independent production companies. In particular, our relationship with senior executives at Universal Pictures lead directly to our being offered the opportunity to co-finance DRAGONFLY.

         As a result of the way in which we have structured our business model, we believe we operate within one of the lower financial risk business models in the industry, while also maintaining and preserving an above-market share of the potential profitability on each of our individual motion picture ventures. On each motion picture that we have produced and released to date, including those that have not achieved box office success, we have recovered sufficient nonrefundable minimum guarantees and other revenues to cover our investment in production costs for such motion pictures. On those motion pictures that have achieved box office success, we have received overages. Each decision we make when considering whether or not to invest in any individual motion picture development project is based on a full assessment of the above elements. By adhering to this model and closely supervising the production, financing and distribution of the motion pictures we produce and finance, we believe we can consistently produce high-quality, commercial product that will be successful and yield long-term profitability.


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


STRATEGIC OBJECTIVES

         Our aim is to maintain and expand our position and brand name recognition as one of the leading global independent producers, financiers, and distributors of high-quality motion pictures. Our business philosophy is to develop, produce and finance motion pictures with strong creative elements, including writers, directors and/or actors, and enter into strategic relationships with leading U.S. domestic and foreign distributors that can properly position the motion pictures we produce and finance or co-finance, for global release. In order to achieve our aim, we are pursuing the following strategic objectives:

     o CONTINUE TO PURSUE OUR ESTABLISHED BUSINESS MODEL. With the experience of our CEOs in the entertainment industry, we believe that we have developed a business model that provides a strong foundation for our company and gives us distinct advantages over our competitors.

     o STRENGTHEN OUR INTERNATIONAL DISTRIBUTION NETWORK AND FINANCING CAPABILITIES. Through our relationship with Buena Vista Pictures Distribution and its affiliates, along with our network of foreign distributors, we believe that we are well-positioned to take advantage of the increasing emphasis on independent motion picture production. In addition, given our financing capabilities and the cash flow generated by our existing operations we believe we are more competitively positioned than other comparable independent production companies. Unlike most other independent production companies in our industry, we are able to negotiate distribution agreements under which we receive nonrefundable minimum guarantee commitments that in many cases have limited-to-no cross collateralization, and that generally do not contain significant rights for profit participations by the distributors. We believe that we will be better able to compete for and have greater prospects of securing higher quality motion picture development opportunities as a result of these strengths.

     o INCREASE THE NUMBER OF MOTION PICTURES WE PRODUCE, FINANCE AND DISTRIBUTE OR CO-FINANCE. We believe that with our existing management team and the addition of new capital from the proceeds of this offering, we have the current capacity and current capability to significantly increase motion picture production and co-financing volume to up to eight or more high-quality motion pictures per year and to arrange for the proper financing and distribution of these motion pictures. Subject to the availability of production and financing opportunities and the willingness of Buena Vista Pictures Distribution to approve production of all motion pictures we desire to produce, we believe we would be able to increase motion picture productions and co-financings to eight per year by the end of 2002. We believe that our existing network of United States and international distributors would be sufficient to release most, if not all, of such additional motion pictures, should we determine that it is in our best interest to increase our production of motion pictures to this level.

     o PURSUE SELECTED CO-FINANCING OPPORTUNITIES. Since the major studios want to reduce their financial risk with respect to the motion pictures that they produce, we have opportunities to enter into co-financing arrangements with them, through which we share part of the financial risk of motion pictures that they produce in return for foreign distribution rights. Co-financing arrangements between major studios and independent production companies have become increasingly important in meeting the continued worldwide demand for motion pictures with broad audience appeal. We believe that our financing capabilities will enable us to continue to take advantage of selected co-financing opportunities with the major studios.

     o FURTHER ENHANCE OUR POSITION IN THE INTERNATIONAL MARKET. As part of our future growth, we intend to further expand our position as a supplier to the worldwide motion picture market by exploiting our relationships with creative talent and distribution partners. We intend initially to increase the visibility of our "Spyglass Entertainment Group" brand with a direct European presence through the office we have established in Munich, Germany. By having a presence in Germany, to complement the management team that will continue to be based in Los Angeles, California, we will be able to identify and pursue more closely and in a timely manner ways in which to better exploit motion pictures we produce and finance or co-finance, internationally. In addition, we believe that by having a direct presence in Europe we will be better positioned to assess various merger, acquisition and joint venture opportunities that may arise in the European market in light of future industry consolidation.


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


     o COMMERCIALIZE OUR ANCILLARY RIGHTS, PARTICULARLY WITH RESPECT TO OUR TOP PERFORMING MOTION PICTURES. As part of our business model, we generally retain the copyrights to the motion pictures we develop, produce and finance as well as, subject to our distribution agreements, selected ancillary rights including merchandising, music publishing, derivative television product, software games and online rights. In order to capitalize upon the strength of these rights, we are pursuing ways in which to exploit these rights on a motion picture by motion picture basis. In the case of such top performing motion pictures as THE SIXTH SENSE, these rights can potentially generate substantial additional revenue streams with little associated cost or financial exposure. Successful exploitation of these rights can further increase our potential rate of return on any individual motion picture project.

     o EXPLOIT LIBRARY AND NEW MEDIA OPPORTUNITIES. We are building a library of international distribution rights to motion pictures that can be periodically re-licensed in the growing marketplace for television and home video exploitation. We are also considering the acquisition of various third party libraries that could complement our own library. As the number of new technological exhibition platforms, such as broadband and the Internet continue to grow, we believe the value of ownership and control of content for distribution will be enhanced. We believe that by owning our content, as well as combining that content with acquired content, we can take advantage of these new as well as traditional delivery platforms.

OUR MOTION PICTURE PRODUCTION MODELS

We develop, produce, finance and distribute motion pictures in two ways:

     o OWNED MOTION PICTURES, where we retain all copyrights, subject to licenses we grant, and generally are instrumental in sourcing the creative material, financing the development of the motion picture, overseeing the production process and controlling all future ancillary rights exploitation; and

     o CO-FINANCED MOTION PICTURES, where we typically are not involved in the general development and production of the motion picture but finance and acquire all or part of the distribution rights, and in certain cases copyrights, in territories outside of North America.

         Since we started business in October 1998, we have released four motion pictures under the owned model (THE SIXTH SENSE, INSTINCT, KEEPING THE FAITH and SHANGHAI NOON) and two motion pictures under the co-financing model (THE INSIDER and MISSION TO MARS). We anticipate continuing to produce and/or co-finance motion pictures under both models in the future with an emphasis on the owned model. In addition, we have executive produced one motion picture for a producer fee only (UNBREAKABLE), but we do not anticipate following this model except where specific opportunities arise that are reasonable for us to undertake without detracting from our fundamental owned and co-financing models.

OWNED MOTION PICTURES

        We endeavor to produce the majority of projects we develop, thereby limiting the amount of development monies charged to general corporate overhead. Under this model, we obtain ownership of the copyright and distribution rights for our owned motion pictures and participate to various degrees in the production process by acquiring the underlying material or screenplay, arranging development and production financing for the motion picture, producing the motion picture and/or supervising the distribution and exploitation of the final product in all media worldwide. Our degree of involvement in the motion picture production process is determined by the stage of development of the motion picture at the time of acquisition by us. If a motion picture is substantially complete at the time of its acquisition by us, our input into the production process is limited to financing, marketing and distribution. We also select the creative talent, such as directors, principal actors and writers, for the motion pictures that we produce and finance under our owned model, except where we become involved with a motion picture during later stages of production. Ownership of the copyright of our owned motion pictures generally gives us the right to exploit the motion picture on a worldwide basis and in all media in perpetuity, subject to our distribution agreements. Of the owned motion pictures we have released, we currently own complete copyrights to INSTINCT, THE SIXTH SENSE, KEEPING THE FAITH and SHANGHAI NOON.


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


         When we produce a motion picture we typically involve creative personnel and our distributors. While reserving the right to approve the motion picture's final cut, we work together with directors and occasionally lead actors in the creative development of a motion picture. Further, Buena Vista Pictures Distribution retains approval rights over the script and certain other creative elements of each motion picture that it distributes for us.

         We are the legal and registered owner of the copyrights associated with motion pictures that we produce and finance, but not always of those that we co-finance. As a result of our distribution relationships, we license our distribution rights and ancillary rights ranging from seven years to perpetuity, subject to our right to buyback certain rights in most of the motion pictures we produce and finance, after an extended period of time, up to a maximum of 25 years. We believe that because we own the copyright and manage the disposition of all distribution rights, we can earn a larger share of gross receipts from the exploitation of motion pictures we produce and finance, than is available through other models.

         Our owned motion picture model is designed to limit the potential losses typically associated with motion picture finance and production. Our model includes covering the majority of the production cost of each picture with nonrefundable minimum guarantees, negotiating low distribution fees, limiting our P&A risk and restricting the cross-collateralization of revenue between motion pictures under our distribution agreements.

         Prior to commencement of production of a motion picture, we obtain nonrefundable minimum guarantee commitments from our territorial distribution partners. We generally do not commence production unless we have obtained or anticipate obtaining commitments from distributors covering at least 80-90% of the budgeted production costs. However, the actual percentage of coverage provided by these commitments is frequently higher than 90% of budgeted production costs, but under certain limited circumstances, management will proceed with the production of certain projects, of which there has been one through the date of this prospectus, for which nonrefundable minimum guarantees are anticipated to cover less than 80% of the costs of production.

         We pledge the nonrefundable minimum guarantee commitments from territorial distributors, along with a general pledge over all of our corporate assets, to secure production cost financing for the motion picture from a bank syndicate led by The Chase Manhattan Bank. Through our bank syndicate we have a $200 million revolving credit facility to support the financing of motion pictures and related activities. Under our facility, we are able to commit up to $100 million per picture in production costs, with the ability to draw funds for up to four individual motion pictures at one time. If the nonrefundable minimum guarantees we receive from our distributors for each motion picture we produce do not cover at least 80% of the cost of production of each motion picture, in order to obtain full production financing, we must either pledge receivables from released pictures or post cash collateral to allow us to achieve the specified percentage of the cost of production of the applicable motion picture.

         Once we have secured commitments for the financing of substantially all of a motion picture's budgeted production costs, we obtain a completion guarantee for the motion picture. If after the project budget, including contingency, is advanced by the banks and us, and the motion picture has not been completed, the company issuing the completion guaranty is required, upon demand, to advance all funds necessary to complete the motion picture. If the bonding company is called upon to complete a production, it will recoup its contribution from revenues only after the banks and we have recouped all investments. In this manner, we attempt to protect ourselves as well as our banks from cost overruns.

         During the motion picture's production and prior to its delivery, we may elect to secure nonrefundable minimum guarantee commitments from territorial distributors in additional territories to reduce further our financial exposure to any one motion picture. When the territorial distributors pay their nonrefundable minimum guarantees, which generally occurs upon the delivery of the motion picture, we apply these proceeds toward the repayment of our bank financing. After payments of any residuals or talent participations, as well as reimbursement of nonrefundable minimum guarantees, P&A costs and distribution fees, any additional amounts, or overages, are retained by us, subject to certain participations that may be negotiated with Buena Vista Pictures Distribution and/or other talent participants. Alternatively, on occasion in selected territories we may contract with a distributor merely to distribute the motion picture without seeking nonrefundable minimum guarantees and we retain responsibility for P&A costs. Although this rent-a-system approach increases our potential profit by reducing the distribution fee payable by us, it increases our financial exposure since we do not receive nonrefundable minimum guarantees and remain liable for all or a portion of the P&A costs.


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


CO-FINANCED MOTION PICTURES

         We will selectively co-finance motion pictures with major studios, acquiring all or substantially all foreign distribution rights to the motion pictures. We have granted Buena Vista Pictures Distribution and its affiliates a first negotiation right for their foreign territories on our co-financed motion pictures. Prior to making any financial commitments to co-finance a project, we will try to ensure that the content, budget, and creative elements are in-line with our general production criteria. In co-financed projects, we will generally be responsible for providing only that portion of the financing attributable to the foreign rights acquired. Therefore, we receive revenue only on foreign rights, and not those received from domestic rights. We typically obtain nonrefundable minimum guarantee commitments for our co-financed motion pictures from our territorial distributors in the same manner as for our owned motion pictures. We pledge these commitments to secure financing to cover the cost of the co-financing commitment.

         Through our revolving credit facility, we secure our financing commitments under the co-financing model in a manner similar to that under the owned model. We are subject to the same restrictions, as discussed above, with respect to co-financing projects.

         Co-financing provides many advantages to us in terms of our overall business. It enables us to acquire foreign rights to motion pictures produced by studios other than Buena Vista Pictures Distribution, while allowing us to take advantage of our strong international distribution relationships. Also, as part of this co-financing arrangement, we are able to obtain producer credit for the motion picture, further access to content and recognized talent, continue to build our library of distribution rights, and in certain instances copyrights, and further consolidate our position as a strong supplier of high quality motion pictures.

         While we believe that co-financing is consistent with our lower financial risk business model, we do not control production and the creative elements of a motion picture under the co-financed model. Consequently, we do not have the same level of control with respect to the quality of the motion pictures that we co-finance as we do with respect to the motion pictures that we produce and finance under our owned model.

         We recently entered into an agreement with Universal Pictures to co-finance DRAGONFLY, starring Kevin Costner and directed by Tom Shadyac (director of ACE VENTURA: PET DETECTIVE, LIAR, LIAR, THE NUTTY PROFESSOR and PATCH ADAMS). Universal Pictures will distribute the motion picture in the United States and Canada and we will retain all international distribution rights other than in Canada. The copyright to DRAGONFLY is jointly owned by Universal Pictures and us. Prior to this, we participated in THE INSIDER and MISSION TO MARS on a co-financing basis, with Buena Vista Pictures Distribution retaining copyright ownership. Further, we have entered into an agreement with Paramount Pictures to co-finance ABANDON, written and directed by Stephen Gaghan (writer of Traffic - winner of 2001 Academy Award for best screenplay). Paramount Pictures will distribute the motion picture in the United States and Canada, and we will retain all international distribution rights other than in Canada and German and French television rights. Subject to certain financing transactions the copyright of ABANDON will ultimately be jointly owned by Paramount Pictures and us.

RELEASED MOTION PICTURES

         The seven motion pictures we have produced and financed, executive produced, or co-financed, were released between June 1999 and November 2000. In addition, we have numerous new motion pictures that are either slated for release in 2001, have commenced production or are in active development.


     MOTION PICTURE        MAJOR CREATIVE              STORY LINE                  WORLDWIDE       MOTION PICTURE MODEL
        TITLE /               ELEMENTS                                            BOX OFFICE
  INITIAL RELEASE DATE                                                         (AS OF APRIL 30,
                                                                                     2001)
 ----------------------  ------------------  -------------------------------   ------------------  ----------------------
 INSTINCT                DIRECTOR:           Drama about brilliant                $70 million      o   Owned model
 June 1999               Jon Turteltaub      primatologist who is being
                         CAST:               held captive in a prison for
                         Anthony Hopkins     the criminally insane
                         Cuba Gooding, Jr.   following an extended life in
                                             the jungles of Rwanda.

 THE SIXTH SENSE         DIRECTOR:           Psychological thriller              $661 million      o   Owned model
 August 1999             M. Night Shyamalan  revolving around the
                         CAST:               supernatural abilities of an
                         Bruce Willis        eight year old boy and his
                         Haley Joel Osment   child psychologist. As their
                                             relationship progresses, each
                                             helps the other learn a secret
                                             about himself.

 THE INSIDER             DIRECTOR:           True story surrounding the CBS       $63 million      o  Co-financing;
 November 1999           Michael Mann        "60 Minutes" show and its                                distribution
                         CAST:               battles  to investigate and                              rights in
                         Al Pacino           air the interview of a top                               certain foreign
                         Russell Crowe       tobacco industry scientist                               territories; do
                                             blowing the whistle on his                               not own
                                             former company's illegal                                 copyright
                                             activities.

 MISSION TO MARS         DIRECTOR:           NASA thriller based in the          $111 million      o  Co-financing;
 March 2000              Brian De Palma      year 2020 and surrounding the                            distribution
                         CAST:               first manned mission to mars                             rights in
                         Tim Robbins         and a rescue mission to bring                            certain foreign
                         Gary Sinise         back any survivors from the                              territories; do
                                             ill-fated Mars flight.                                   not own
                                                                                                      copyright


 KEEPING THE FAITH       DIRECTOR:           Contemporary comedy involving        $69 million      o  Owned model
 April 2000              Edward Norton       two single, successful young
                         CAST:               men, one a priest and the
                         Edward Norton       other a rabbi,  living in New
                         Ben Stiller         York and their reuniting with
                         Jenna Elfman        a childhood friend who is now
                                             a corporate executive.

 SHANGHAI NOON           DIRECTOR:           The Wild West meets the Far         $101 million      o  Owned model
 May 2000                Tom Dye             East in a comedy focused on a
                         CAST:               battle for honor, royalty and
                         Jackie Chan         a trunk full of gold.
                         Owen Wilson
                         Lucy Liu

 UNBREAKABLE             DIRECTOR:           The lone survivor of a deadly       $245 million      o   Received
 November 2000           M. Night Shyamalan  train wreck looks for an                                  producer fee
                         CAST:               explanation as to why he did                              only; no
                         Bruce Willis        not die.                                                  distribution
                         Samuel L. Jackson                                                             rights; do not
                                                                                                       own copyright

Worldwide box office gross receipt information is based on Spyglass Entertainment Group, Inc.'s information regarding estimated receipts. Owned model is subject to distribution rights granted to Buena Vista Pictures Distribution and its affiliates and our other distributors. We are the legal and registered owner of the copyrights associated with motion pictures that we produce and finance, but not always of those that we co-finance. As a result of our distribution relationships, we license our distribution rights and ancillary rights ranging from seven years to perpetuity, subject to our right to buyback certain rights in most of the motion pictures we produce and finance, after a defined number of years, up to a maximum of 25 years.

THE SIXTH SENSE

         THE SIXTH SENSE has earned the ninth highest motion picture box office gross of all time according to Kagan, and has become the top grossing thriller of all time. In addition to its box office success, the motion picture also received outstanding critical acclaim, with six Academy Award nominations including Best Film and Best Director. It also received four British Academy of Film and Television Awards. The motion picture won favorite picture, and the lead actor, Bruce Willis, won favorite actor at the People's Choice Awards. We believe the production of this motion picture, along with the other motion pictures we have released, demonstrates our ability to produce a commercially successful entertainment product with broad box office appeal. We own all prequel, sequel and remake rights to THE SIXTH SENSE. Given the blockbuster status of the initial release and the worldwide awareness of the motion picture, we are in the process of developing story lines for the sequel to THE SIXTH SENSE.

         As a consequence of the motion picture's box office success, THE SIXTH SENSE has also become one of the best performing video rental titles. It was the No. 1 video rental title in the U.S. during 2000. At the same time, THE SIXTH SENSE established itself as a top title for home libraries and, as of December 31, 2000, was one of the top selling DVD titles, with sales in excess of 3 million units.

         In order to further support the franchise value of THE SIXTH SENSE, we have also begun to selectively exploit the ancillary value of the motion picture through other media. We have entered into a contractual arrangement with Scholastic, Inc., a leading children's book publisher, to create a new series of spin-off books based on the motion picture aimed at the young adult market. In addition, we are currently considering numerous other opportunities regarding the derivative exploitation of the motion picture including web-based programming and concepts for a television series.

THE WALT DISNEY STUDIOS/ BUENA VISTA PICTURES DISTRIBUTION RELATIONSHIP

         Our principal U.S. domestic and international distributor is Buena Vista Pictures Distribution, the distribution organization of The Walt Disney Studios. Buena Vista Pictures Distribution is one of the leading companies in theatrical distribution worldwide, with broad U.S. domestic and international capabilities. According to THE HOLLYWOOD REPORTER, Buena Vista Pictures Distribution led the industry for the third straight year in 2000 with $1.1 billion in U.S. domestic gross box office receipts generated from motion pictures it distributed. This included approximately $95 million attributed to motion pictures we have produced and financed. Additionally, Buena Vista Pictures Distribution has a distinctive advantage in the distribution market because of the strong brand recognition associated with Walt Disney Pictures, Hollywood Pictures and Touchstone Pictures, all of which are subsidiaries of The Walt Disney Studios.

         With the formation of Spyglass Entertainment Group, L.P., we entered into our current arrangement with Buena Vista Pictures Distribution effective October 1998. Central to our business strategy was securing a long-term relationship with a major U.S. studio for U.S. domestic distribution. Due to Buena Vista Pictures Distribution's position within the industry, its U.S. domestic and international distribution capabilities and strong brand name, we believed that Buena Vista Pictures Distribution was the most appropriate partner for us. This relationship provides various benefits including the following:

     o By having the motion pictures we produced and financed released by a major studio, we can more easily attract leading talent and creative personnel.

     o This relationship assists us in attracting strong international distributors because these distributors can be more confident that they will receive a supply of motion pictures that are released through, and have the marketing support of, a major studio.

     o As part of this relationship, we are able to cover a large portion of our motion picture production costs and Buena Vista Pictures Distribution also pays the marketing and P&A costs in its territories, subject to reimbursement.

         We believe that the arrangement also provides benefits to Buena Vista Pictures Distribution as we believe that it reduces the level of Buena Vista Pictures Distribution's direct financial exposure to motion picture development and production costs on motion pictures we produce and they select to release. In addition to controlling its financial exposure, Buena Vista Pictures Distribution is able to rely on an experienced independent motion picture production company to provide a continual supply of development projects that, if approved by Buena Vista Pictures Distribution, can be released through its distribution network without a significant fixed overhead cost. We also believe it also enhances Buena Vista Pictures Distribution's ability to reduce its first look and other arrangements with producers that do not share in the financing of motion pictures, while still receiving the necessary flow of motion pictures the studio requires outside of the Walt Disney Picture's family-oriented motion pictures brand. On a global basis, we believe this enhances Buena Vista Pictures Distribution's and its affiliates' ability to maintain a good flow of high quality pictures, supporting their worldwide positions as premier distributors. Buena Vista Pictures Distribution and its affiliates also have the option to participate with us in its international territories in co-financing motion pictures brought to us by other major studios.

         Under our agreement, Buena Vista Pictures Distribution and its affiliates have the exclusive right to distribute in its territories any theatrical motion picture produced by us under our owned model across all media including theatrical, home video and pay and free television. This arrangement only includes projects developed as motion pictures and does not include projects such as television, direct to video, interactive games or book publishing. In addition, we are prohibited from producing and financing any motion pictures without first submitting the motion picture projects that we have selected to produce and finance under our owned model to Buena Vista Pictures Distribution for its approval. Under our production, financing and distribution agreement with Buena Vista Pictures Distribution, we will produce motion pictures under our owned model exclusively for Buena Vista Pictures Distribution. Buena Vista Pictures Distribution also retains rights over the script and certain creative elements of each motion picture that it distributes for us.

         As set forth in our agreement, any motion picture that becomes a "qualified picture" is covered under the arrangement. A qualified picture is defined as a property that was submitted by us to Buena Vista Pictures Distribution for production approval, or "greenlighting," was approved within the term of the agreement for which Buena Vista Pictures Distribution has approved the final script, rating, production cost, director and principal lead cast. Once a project receives greenlight approval, Buena Vista Pictures Distribution must perform its obligations on the project, subject to our delivery of a motion picture that conforms to the specifications set forth in the agreement. To date, while Buena Vista Pictures Distribution has not approved every project we have presented to them, it has fully supported the projects that have received greenlight approval. Buena Vista Pictures Distribution is not obliged to greenlight any or all of our motion picture submissions in the future. Because our agreement with Buena Vista Pictures Distribution allows The Walt Disney Studios to reduce its overall financial risk in producing motion pictures and to continue to fulfill its worldwide demand for motion pictures, we believe that we are an important supplier to Buena Vista Pictures Distribution and its affiliates of motion picture product for release through their distribution organizations.

         Under our arrangement with Buena Vista Pictures Distribution, it has licensed from us for various periods selected exclusive distribution rights for qualified pictures in both U.S. domestic and international territories. The rights in the U.S. domestic territories include all rights in the United States, Canada and their territories and possessions. In connection with the international territories, we have granted similar rights to Buena Vista Pictures Distribution and its affiliates in the United Kingdom, Australia, New Zealand, the Middle East (except for Israel), Asia (excluding Japan), Latin America and selected areas within Eastern Europe and selected media rights in various other territories including France, Italy, Spain and Japan. While Buena Vista Pictures Distribution and its affiliates work in close consultation with us and we do have contractual consultation rights regarding the various issues surrounding distribution including initial theatrical and video release dates and marketing campaigns, Buena Vista Pictures Distribution and its affiliates ultimately control these decisions.

         While we are not required to obtain approval from Buena Vista Pictures Distribution with respect to the motion pictures that we select to co-finance, we have granted Buena Vista Pictures Distribution a first negotiation right for distribution of these motion pictures in its territories outside of North America.

         To minimize our financial risk, we included the following elements as part of our arrangement with Buena Vista Pictures Distribution:

     o We receive significant nonrefundable minimum guarantees from Buena Vista Pictures Distribution for both its U.S. domestic and international territories that cover a substantial percentage of our production costs on any given motion picture. The nonrefundable minimum guarantees are an advance paid at the time of our delivery of the motion pictures to Buena Vista Pictures Distribution and its affiliates and recouped by Buena Vista Pictures Distribution and its affiliates out of the revenues received from distribution of the motion picture. In addition, for all motion pictures that Buena Vista Pictures Distribution greenlights, we are charged competitive distribution fees by them. As part of our arrangement, any cross-collateralization rights are limited and therefore we do not believe that these limited cross-collateralization rights will have a material effect upon our business.

     o Buena Vista Pictures Distribution and its affiliates, to recoup their investment, generally incur substantial marketing and print and advertising costs on each motion picture we release through their network. While Buena Vista Pictures Distribution and its affiliates generally pay print and advertising costs, they are not contractually obliged to incur such costs. Buena Vista Pictures Distribution and its affiliates are motivated to provide proper marketing support for any motion picture they greenlight in order to recover their investment in motion pictures we produce and finance.

     o We are allowed to charge each motion picture budget with a producing fee and a pre-determined per picture overhead charge, subject to a yearly cap.

     o We receive all gross receipts from the motion picture after Buena Vista Pictures Distribution deducts (i) its distribution fee, (ii) distribution costs, (iii) third party participations and residuals, and (iv) the nonrefundable minimum guarantees previously paid.

         While Buena Vista Pictures Distribution and its affiliates do not have the contractual right to participate in profits as a part of our overall arrangement, they have negotiated certain participating rights where it believed that the budget and/or overall financial risk associated with a motion picture required greater potential return. The only motion pictures to date where such participating rights have been negotiated are two of our future releases, REIGN OF FIRE and OUT COLD.

         At the inception of our relationship, Buena Vista Pictures Distribution provided us with a one-time development fund payment, less certain expense amounts. Buena Vista Pictures Distribution also provides us with furnished office space and use of certain equipment at no charge. In addition, we receive certain back office support including legal and cost accounting support.

         Buena Vista Pictures Distribution is obligated to use the Touchstone Pictures, Hollywood Pictures or Walt Disney Pictures name and trademarks on any qualified pictures in all of Buena Vista Pictures Distribution's designated distribution territories. We also have the right to receive shared presentation and Spyglass logo credit on these releases.

         We believe we currently have a good working relationship with The Walt Disney Studios, Buena Vista Pictures Distribution and its various subsidiaries and affiliates. While there can be no assurances, we do not currently have any disputes with Buena Vista Pictures Distribution and do not anticipate any disruption in our relationship or contractual agreement. However, to the extent that our relationship with Buena Vista Pictures Distribution should change in the future, we believe, but do not guarantee, that we could substantially replace Buena Vista Pictures Distribution as our primary distributor with one or more major studios.

         Our agreement with Buena Vista Pictures Distribution runs through December 2003 and licenses to rights granted continue through their applicable term.

DEVELOPMENT AND PRODUCTION

         We are focused on producing motion pictures with broad U.S. domestic and international appeal among audiences. We generally do not undertake projects that we believe are aimed at niche markets or where the subject matter has limited appeal. Further, in selecting particular motion picture projects to develop or invest in, we attempt to combine various factors including a strong and compelling story, top or recognizable talent and the ability to complete production of the motion picture within our financial model.

         For motion pictures we produce, we share creative control with key creative personnel, but attempt to retain final creative control by generally reserving the right to approve the owned motion picture's final cut. While producing a motion picture can be a high-risk venture, we attempt to minimize the risks associated with each motion picture production by employing rigid cost control procedures throughout all phases in the creation of an owned motion picture, from its development through to its final cut.

         We believe we manage and keep to the necessary minimum all costs of a motion picture project in the development phase. In the event that a project is not likely to be produced in the near future, we write-off our project development costs. To date, our write-off costs have amounted to $9.3 million, comprised of $8.4 million in 1999, $946,000 in 2000 and $14,000 in the three months ended March 31, 2001.

         Once development of a motion picture is completed and we believe financing for the production will be forthcoming, we advance pre-production costs. We generally recoup our development and pre-production costs from the budgets of the motion pictures we produce and finance. We believe that our strict supervision of production costs has contributed to our never having had to call on a completion guarantee. Our average production costs of owned motion pictures that have been released is approximately $51 million per picture. We anticipate generally undertaking production projects where the motion picture production costs range between $20 million and $75 million per picture with the exception of REIGN OF FIRE, which will be higher. We are currently in production on two motion pictures. While there can be no assurance, we do not anticipate the average budget per motion picture to change substantially over the next three years.

         As an independent production company, under our owned motion picture model we have considerable control over the various development and production elements of the motion pictures we produce and finance. We have the ability to select locations for each motion picture that we produce that best serve the particular financial constraints of such motion picture, while at the same time preserving the motion picture's creative integrity. We prefer to produce motion pictures in locations where tax benefits can help defray the cost of production (for example, SHANGHAI NOON and OUT COLD in Canada, and THE COUNT OF MONTE CRISTO and REIGN OF FIRE in Ireland), thereby increasing the possible financial return on each motion picture. This also allows us to maintain maximum flexibility with regard to our contractual relationships with the various U.S. guilds and unions. We are not a signatory to any union contract in the U.S. other than the Writer's Guild of America.

         The motion pictures currently in development, pre-production and production are listed in the chart on the following page. While this is our current development and production slate, this schedule is changed, altered and amended on a continual basis depending upon issues specific to any particular project, budgeted production cost, creative and other considerations, newly identified content or project situations, the mix between owned and co-financed motion pictures, the results of the submission process through Buena Vista Pictures Distribution, general market and competitive factors and various other issues.

                                                                                                               MOTION
                                                                                                              PICTURE
    MOTION PICTURE TITLE          MAJOR CREATIVE ELEMENTS                      STORY LINE                      MODEL
----------------------------- -------------------------------- -------------------------------------------- -------------
POST PRODUCTION:

OUT COLD                      DIRECTOR:                        A snowboarder working in an Alaskan ski      Owned model
                              The Malloy Brothers              resort with his buddies gets a big
                              CAST:                            surprise when the girl who broke his heart
                              Jason London (DAZED & CONFUSEd)  comes to town with her father, who plans to buy the resort.

THE COUNT OF MONTE CRISTO     DIRECTOR:                        Based on the classic novel of revenge and    Owned model
                              Kevin Reynolds (ROBIN HOOD:      redemption by Alexander Dumas.
                              PRINCE OF THIEVES)
                              CAST:
                              Jim Caviezel (FREQUENCY)
                              Guy Pearce (RULES OF
                              Engagement)
                              Richard Harris (GLADIATOR)

DRAGONFLY                     DIRECTOR:                        After the tragic death of his wife, a        Co-financing
                              Tom Shadyac (LIAR, LIAR)         doctor starts working with terminally ill    with
                              CAST:                            children.  When a child undergoes a          Universal
                              Kevin Costner (DANCES WITH       near-death experience and claims to have     Pictures;
                              WOLVES)                          seen his wife on the other side, he          copyright
                                                               becomes convinced that she's trying to       will
                                                               contact him from the next world.             ultimately
                                                                                                            be jointly
                                                                                                            held by
                                                                                                            Universal
                                                                                                            Pictures
                                                                                                            and us

PRODUCTION:

ABANDON                       DIRECTOR:                        Psychological thriller that follows          Co-financing
                              Stephen Gaghan                   college senior as she copes with the         with
                              CAST:                            sudden unexplained disappearance of her      Paramount
                              Benjamin Bratt                   first love.                                  Pictures;
                              Katie Holmes                                                                  copyright
                                                                                                            will
                                                                                                            ultimately
                                                                                                            be jointly
                                                                                                            owned by
                                                                                                            Paramount
                                                                                                            Pictures
                                                                                                            and us

REIGN OF FIRE                 DIRECTOR:                        A dragon-slayer and a fireman join forces    Owned model
                              Rob Bowman (X-FILES)             to battle dragons in a post-apocalyptic
                              CAST:                            future.
                              Matthew McConaughey (U-571)
                              Christian Bale (SHAFT)

DEVELOPMENT:

SHANGHAI KNIGHTS              CAST:                            Sequel to SHANGHAI NOON set in London.       Owned model
                              Jackie Chan (RUSH HOUR)
                              Owen Wilson (ARMAGGEDDON)

THE FARM                      WRITER:                          A young CIA agent-in training suspects his   Owned model
                              Mitch Glazer (CHARLIE'S ANGELS)  instructor of being a double agent.

MAGE                          WRITER:                          Based on the comic book series about a       Owned model
                              John Rogers (AMERICAN OUTLAWS)   young man who discovers that he is a
                                                               descendant of the Knights of the
                                                               Round Table who must use his new
                                                               found magical powers to fight
                                                               evil in New York City.

THE SIXTH SENSE II            --                               Sequel to the worldwide hit.                 Owned model

THE MONSTER                   DIRECTOR:                        A remake of the Roberto Benigni motion       Owned model
                              Todd Phillips (ROAD TRIP)        picture in which the nicest guy
                                                               imaginable, through a series
                                                               of misinterpreted actions, is
                                                               thought to be public enemy
                                                               number one.

THE ERRAND BOY                WRITER:                          Based on the classic Jerry Lewis motion      Owned model
                              Jon Zack (OUT COLD)              picture about a motion picture studio
                                                               gopher who bumbles his way to the top.


                                       67


HITCHHIKER'S GUIDE TO THE     WRITER:                          Based on the classic Douglas Adams best      Producer/co-financing
GALAXY                        Douglas Adams                    seller about an earthling who travels the    with Buena Vista
                              DIRECTOR:                        galaxy after the Earth blows up, with a      Pictures Distribution;
                              Jay Roach (MEET THE PAREnts,     strange assortment of aliens, looking for    part of original
                              AUSTIN POWERS)                   the answers to life.                         rights purchased
                                                                                                            from Buena Vista
                                                                                                            Pictures Distribution

MONKEY IN THE HOLE            WRITER:                          An underground phone company worker hears    Owned model
                              Michael Ledwidge                 a conversation that gives him inside
                              CAST:                            information that leads to intrigue,
                              George Clooney (THE PERFECT      corruption and murder.
                              STORM)

ANGEL OF DEATH                WRITER:                          Based on the thrilling and dramatic true     Owned model
                              James Manos (THE SOPRANOS)       story surrounding a hospital worker
                                                               nicknamed the Angel of Death,
                                                               who secretly killed as many as
                                                               200 patients with a frightening
                                                               drug that renders people incapable
                                                               of movement but cognizant of
                                                               feeling.


Owned model is subject to distribution rights granted to Buena Vista Pictures Distribution and our other distributors. In addition to the motion pictures listed, ONE LOVE, a documentary directed by Leon Gast exploring the history of basketball, is currently in production.

DISTRIBUTION AND CUSTOMERS

         We license motion picture distribution rights to territorial distributors servicing more than 50 countries worldwide. We seek to continue to position ourselves as a major supplier to U.S. domestic and international distributors offering high quality motion pictures. We believe that our reputation and that of our management enhances our competitive position in the global market for feature motion pictures.

         We have distribution agreements or select multiple picture agreements with Buena Vista Pictures Distribution and its affiliates for North America, the United Kingdom and various other territories as previously described; Kirch Media Group in Germany, Russia, and for selected rights in Italy and Spain; Canal+ in France, Scandinavia, Benelux and Poland; Toho-Towa and Pony Canyon in Japan; Sogecable in Spain; Svensk in Scandinavia; Lusomundo in Portugal; Odeon S.A. in Greece; Forum Film in Israel; Intercom in Hungary; and Ster-Kinekor in South Africa. The terms of our license agreements with territorial distributors vary depending on the territory involved and whether the agreement relates to the licensing of a single motion picture or several motion pictures pursuant to an "output" or multi-picture arrangement.

         Our production, financing and distribution agreement with Buena Vista Pictures Distribution is exclusive with respect to only those rights and territories mentioned in the agreement. That agreement does not cover the territories and/or rights indicated as being granted to the other distributors mentioned in the table below. A list of our principal distributors and individual distribution terms are summarized below.


     DISTRIBUTOR                     TERRITORIES                      PRINCIPAL RIGHTS          TERM OF AGREEMENT
-----------------------  -------------------------------------  -----------------------------  ---------------------
Buena Vista Pictures     U.S., UK, Canada, Australia, Latin     Theatrical, Video, Pay TV,      5 year output deal
Distribution             America, Asia (excluding Japan) and    Free TV, Theme Parks
                         Middle East (excluding Israel)

                         France, Benelux, Spain
                         Italy                                  Theatrical, Video
                         Select other territories               Theatrical, Video, Pay TV
                                                                Select rights

Kirch Media              All German speaking countries          Theatrical, Video, Pay TV,      Multi-picture deal
                         Russia                                 Free TV
                         Italy, Spain                           Theatrical, Video, Pay TV,
                                                                Free TV
                                                                Free TV

Canal +                  All French speaking territories        Pay TV, Free TV                Multi-picture deal;
                                                                                                In renewal process

                         Scandinavia, Benelux, Poland           Pay TV                         Multi-picture deal

Svensk                   Norway, Sweden, Iceland, Finland,      Theatrical, Video, Free TV      5 year output deal
                         Denmark


                                       68


Sogecable                Spain and Spanish language             Pay TV                          Multi-picture deal
                         territories



Toho Towa                Japan                                  Theatrical                      Multi-picture deal

Pony Canyon              Japan                                  Video                           Multi-picture deal

Group Lusomundo          Portugal                               Theatrical, Video, Pay TV,      5 year output deal
                                                                Free TV

Forum Film               Israel                                 Theatrical, Video, Pay TV,      5 year output deal
                                                                Free TV

Odeon                    Greece                                 Theatrical, Video, Free TV      Multi-picture deal

Prooppiki                Greece                                 Free TV                         Multi-picture deal

Syrena                   Poland                                 Theatrical, Video              Multi-picture deal;
                                                                                                In renewal process

Intercom                 Hungary                                Theatrical, Video               Multi-picture deal

Ster-Kinekor             South Africa                           Theatrical, Video              Multi-picture deal

E-Source                 Worldwide excluding the U.S. and       Airlines and ships              3 year output deal
                         Canada

         For the year ended December 31, 2000, sales to our three largest customers, Buena Vista Pictures Distribution, Toho Towa and Pony Canyon accounted for approximately 75% (1999: 76%), 4% (1999: 14%) and 7% (1999: 0%),
respectively, of total revenues. The term of our Buena Vista Pictures Distribution agreement extends through December 2003. Our current Toho Towa and Pony Canyon agreements are multi-picture agreements covering 10 and 15 motion pictures, respectively. As of March 31, 2001, we have recognized revenues of $291.2 million under our distribution with Buena Vista Pictures Distribution, $22.2 million under our production, financing and distribution agreement with Pony Canyon and $24.5 million under our distribution agreement with Toho Towa.

         We do not receive nonrefundable minimum guarantees for all of the rights licensed above including Scandinavia, Portugal, Poland, Israel and Hungary and selected media rights in Japan, Spain and South Africa. These are the territories in which we distribute under "rent-a-system" arrangements. Our ability to successfully exploit the distribution rights in these territories may significantly enhance the overall profitability of the particular motion picture.

         On November 10, 1998, we entered into a long-term distribution agreement that granted to AB Svensk certain rights to distribute, exhibit and license certain motion pictures that we produced in the local language of the countries comprising the distribution territory (defined in the agreement as Sweden, Norway, Denmark, Finland and Iceland), through theatrical releases, home video releases, traditional non-theatrical releases (including aboard ships and airplanes and closed-circuit hotel/motel rights) and free over-the-air broadcast television exhibition. To date, we have recognized revenues of $13.1 million under the agreement.

         On October 28, 1998, we entered into a long-term distribution agreement with Lusomundo Audiovisuais. Pursuant to that agreement, Lusomundo Audiovisuais received certain sole and exclusive rights to distribute, exhibit and license the Portuguese-language version of certain pictures in Portugal and African Portuguese-speaking countries (specifically, Angola and Mozambique) via theatrical releases, non-theatrical releases, television exhibition and home video releases (defined in the agreement to include free television, pay television and pay-per-view television). To date, we have recognized revenues of $2.6 million under the agreement.

         Part of our overall strategy is to retain ownership of motion picture distribution rights and/or copyrights with a view to accumulating long-term revenue generating assets through the re-licensing of titles over subsequent cycles. Therefore, we license the territorial rights for a motion picture, depending on the territory, for an initial term generally ranging from seven years to perpetuity. We do have buyback provisions with respect to distribution rights to certain motion pictures so that we can control our distribution rights in the future.

         Our license agreements with territorial distributors generally provide that we will receive a nonrefundable minimum guarantee commitment from the territorial distributor. In exchange for a nonrefundable minimum guaranteed commitment, we license the territorial distributor the right to distribute the motion picture (or series of motion pictures pursuant to an output agreement), if delivered, in its geographic territory. The nonrefundable minimum guarantee is payable to us in accordance with the agreed payment schedule which is generally tied to delivery of the motion picture and/or the availability date. Territorial distributors retain a negotiated distribution fee (generally measured as a percentage of the revenues, excluding local sales taxes, generated from their distribution of the motion picture) and recoup their direct release costs and their nonrefundable minimum guarantee out of the revenues generated from exploitation of the motion picture in their territories; all other revenues are paid to us subject to any back-end arrangement negotiated with respect to a particular motion picture.

         We do not distribute motion pictures directly to exhibitors in any territorial market. Instead we rely on territorial distributors with their knowledge of local market conditions to devise a relevant marketing campaign and to collect revenues from local exhibitors and other local distributors of the motion picture. While we provide territorial distributors with a variety of marketing support services, the distributors bear substantially all of the costs associated with marketing and publicizing the release of motion pictures in their territories, other than certain territories where we bear all or a portion of the P&A costs in return for higher potential revenues. Our entitlement to revenues in excess of the agreed-upon guarantees is dependent on the ability of territorial distributors to successfully exploit motion pictures we produce and finance, or co-finance. In certain territories, we currently license all forms of distribution rights to a single distributor. Typically, these entities are vertically integrated diversified companies that are the dominant distributors in each particular territory. In other territories, we have sold rights in the motion pictures we have produced and financed or co-financed, separately to end users for exploitation in different media (i.e., theatrical, video, pay TV and free TV). We selectively make the determination as to how we structure our licenses based upon our assessment of the best way in which to maximize our return in a particular territory.

MARKETING

         We believe that one of our important competitive advantages is our affiliation with Buena Vista Pictures Distribution and our access to its global marketing and distribution organization. Buena Vista Pictures Distribution maintains an extensive marketing team in the U.S. that works with its individual territorial distributors around the world to maximize theatrical, video and television revenues in their territories. In conjunction with our individual territorial distributors, this provides us with market research and valuable information for the planning and production of new motion pictures.

         We assume an active role in establishing the overall marketing strategy for each of the motion pictures we produce and finance, or co-finance. We believe that innovative, high quality marketing, publicity and advertising materials must be specially created for the international market. We also facilitate talent promotional tours to publicize these motion pictures in various countries around the world. We believe that our direct involvement in these activities adds to the Spyglass brand name recognition among territorial distributors and further enhances the potential success of the motion pictures we produce and finance, and co-finance.

         As part of our Buena Vista Pictures Distribution relationship, we consult with Buena Vista Pictures Distribution as to all of our theatrical and video motion picture release campaigns. While Buena Vista Pictures Distribution and its affiliates contractually control the ultimate release date, marketing presentation and distribution of any motion picture distributed by them, we have worked closely with Buena Vista Pictures Distribution and its affiliates on each of our releases to date in developing, coordinating and executing the overall marketing campaign. As part of our arrangement, we believe we have the necessary level of input in this process to protect our influence on the overall distribution of our releases. In addition, all of the marketing and promotional materials prepared by or on behalf of Buena Vista Pictures Distribution and its affiliates for any of our releases are made available to all of our other distributors around the world.

         When devising the initial marketing campaign for the U.S. release of any motion picture, we are conscious of worldwide distribution issues and nuances and attempt to structure our marketing strategies to allow for the flexible incorporation of local marketing preferences. By staging marketing seminars in key territories, coordinating release dates and monitoring all aspects of motion picture delivery to territorial distributors, we are able to keep abreast of the motion picture's progress, thereby enabling us to adjust and fine tune our worldwide marketing strategy and keep all distributors informed of the effectiveness of the marketing campaigns in other countries. While some of our international distributors outside Buena Vista Pictures Distribution and its affiliates closely follow the marketing campaign developed as part of our Buena Vista Pictures Distribution relationship, other distributors, particular in the Japanese and German territories, frequently change marketing campaigns of each release to address the preferences of their local audiences.

         We continuously update our web site to support our territorial distributors by giving them instant access to marketing strategies, publicity and advertising materials and up-to-date information on motion pictures and releases in other territories. All other public web sites for individual motion pictures and other purposes are created by Buena Vista Pictures Distribution, as part of their U.S. domestic marketing responsibilities.

COMPETITION

         Motion picture production and distribution are highly competitive businesses. We compete with the major studios, large diversified entertainment companies, independent motion picture and television production and distribution companies, companies in other industries which create alternative forms of leisure activities and other companies. Our principal competitors are companies that are part of large diversified corporate groups with a variety of operations, including studios, television networks and cable channels and distribution divisions. These competitors include Universal Pictures, Warner Bros. (that includes New Line Cinema and Castle Rock Entertainment), Twentieth Century Fox, Sony Pictures Entertainment (that includes Columbia Pictures and TriStar


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


Pictures), Paramount Pictures, The Walt Disney Studios (that includes Touchstone Pictures, Hollywood Pictures, Walt Disney Pictures and Miramax) and MGM (that includes Metro Goldwyn Mayer Pictures and United Artist Pictures). We also compete with independent distribution companies, including Artisan Entertainment, USA Films and Lions Gate Films, and independent producers including New Regency, Imagine Entertainment, Village Roadshow, Icon Productions, Jersey Films, Mandalay Pictures, Phoenix Pictures, Bel Air Entertainment, Revolution Studios, Beacon Communications and Franchise Pictures.

         We compete with the major studios and independent distribution and production companies for content, including scripts, creative talent and acting talent, technical personnel, financing, advertising space and time, distribution, including release dates and available theatrical screens and box office sales. As a result, the success of any of the motion pictures we produce and finance, or co-finance, is dependent not only on the quality and acceptance of a particular picture, but also on the quality and acceptance of other competing motion pictures released into the marketplace at or near the same time. The number of films released by our competitors in any given period may create an oversupply of product in the market, thereby potentially reducing our share of gross box office receipts and may make it more difficult for us to generate revenues.

         Many of the major studios and certain of our other larger competitors have certain competitive advantages when compared to us. Due to the constraints of our distribution agreements, most of our major studio competitors have greater flexibility than we do in selecting and developing motion picture projects. In addition, most of the major studios are also able to distribute their own motion pictures, giving them more control over the timing and promotion of their motion pictures. Numerous organizations with which we compete in the motion picture industry are able to devote greater financial resources to the acquisition and production of motion pictures than we can. Also, whereas we rely almost exclusively on our motion picture operations for our revenues, many of our competitors have a variety of operations in addition to the production of motion pictures including television network libraries and cable channels that can provide a means of distributing their products and providing a stable source of revenues to offset fluctuations in the financial performance of their motion picture operations.

COMPETITIVE ADVANTAGES

        We believe we have the following competitive advantages:

     o Our CEOs, Gary Barber and Roger Birnbaum, have more than 40 years combined experience in developing, producing, financing, acquiring and licensing motion pictures for worldwide distribution. They bring long-established working relationships with the various Hollywood constituencies including the major studios, independent producers, talent agencies, entertainment industry financial institutions and international territorial distributors. These long-standing relationships often assist us in competing for talent and content by giving us preferential access to screenplays and other motion picture opportunities before they are made available to the broader marketplace. Their relationships also provide us with significant access to senior executives of major studios, financing sources and co-financing partners in the motion picture industry.

     o Our relationship with Buena Vista Pictures Distribution allows us to compete more easily for leading talent and creative personnel who are attracted by the opportunity to have their motion pictures released by a major studio. This relationship assists us in competing for strong international distributors because these distributors can be more confident that they will receive a supply of motion pictures that are released through, and have the marketing support of, a major studio.

     o As a result of our lower risk business model and our financing arrangements with the bank syndicate led by The Chase Manhattan Bank, we believe we are in better financial condition than most independent production companies in our industry. While our business model is not without risks, due to the nonrefundable minimum guarantees that cover a substantial portion of our production costs, and the fact that we do not incur P&A costs when a motion picture is not successful, other than in "rent-a-system" territories, we are exposed to less financial risk with respect to our overall operations than most other independent production companies in our industry. This allows us the flexibility to finance and produce motion pictures either through our ownership model or to participate in motion picture projects through select co-financing arrangements. The availability of our credit facility provides a more stable financial profile for our distributors and, we believe, gives us a competitive advantage when competing for larger budget motion picture projects.

     o We not only have access to the type and quality of content we desire, but we believe we also have the ability to identify and recruit on a project-by-project basis the creative elements, including high-caliber writers, directors, actors and other creative personnel, necessary to attract broad audience appeal for these motion picture projects. We believe that our access to content will further distinguish us from our competitors in terms of distributing high-quality branded content on a global basis across all media.

     o Our worldwide distribution network allows us to compete more easily for consumer awareness and exhibitor screens by ensuring higher profile marketing campaigns and better theatrical distribution, which typically increase revenues from other media channels.

         Although certain of the larger independent motion picture production companies with which we compete may share some or all of these advantages, we believe that the experience of our CEOs, our relationship with Buena Vista Pictures Distribution, the availability of our credit facility, our access to creative personnel and our global distribution network position us well with respect to most of our competitors.

LIBRARY

         Our library currently consists of six released owned and co-financed titles, and will grow with the release of motion pictures we are currently producing and co-financing. We plan to continue to build our library not only through our own releases but also through the acquisition of existing motion picture libraries. We believe that we can generate additional revenue with a library through the bundling or combining of selected titles (e.g. THE SIXTH SENSE) with lesser library titles for subsequent sale and distribution. However, we cannot assure you that we will be able to identify libraries appropriate for acquisition, that we will succeed in our attempts to acquire any libraries, or that any libraries we acquire will ultimately enhance our business and results of operations.

TELEVISION

         We anticipate pursuing television projects on a selected basis which primarily arise from our current motion picture projects or can be undertaken with respect to new content within our overall business and financial model. We have entered into an arrangement with ABC Television, an affiliate of The Walt Disney Studios and one of the largest television broadcasters in the world, in connection with MIRACLES, a two-hour pilot motion picture intended to be developed into a television series. This project will be produced by us and financed by ABC Television.

OTHER VENTURES

         We believe that the exploitation of music rights in connection with motion picture rights provides an attractive opportunity for further enhancing the value of our motion picture rights. We have been and/or anticipate participating in the music business in three ways:

     o by entering into arrangements for the exploitation of the soundtracks to the motion pictures we produce and finance;

     o by pursuing selected music publishing opportunities in conjunction with our current publishing arrangement with Sony Music; and

     o by forming or investing in a record label that will focus on artists and music that can be exploited through the motion picture projects we produce and finance, as well as traditional music avenues.

         While we plan to control and oversee the financial aspects of any music venture, we expect to recruit experienced creative and operational executives to manage the business on a day to day basis. Given the strong background of our CEOs in the music business, we believe that we can selectively invest in music opportunities which will provide synergies with our motion picture production business as well as being a sound business proposition on a stand alone basis.

         We have been solicited by various entertainment and technology-related start-ups to render strategic consulting services. In turn, we have developed an expertise in assessing the business plans of these types of companies. In some instances, this expertise has enabled us to participate in these ventures as a strategic advisor in exchange for receiving an equity stake in that entity with little or no actual cash investment. While we will review these opportunities from time to time, we anticipate entering into relationships with only a select group of these emerging companies. None of these investments are expected to require any material capital investments.

         In addition, we have entered into a five year arrangement with Bay Area Multimedia, founded by a veteran from the software games industry. Under this arrangement, Bay Area Multimedia will have the right to develop and market software games based upon the titles of motion pictures we produce and finance. They are currently contemplating producing the first software game for REIGN OF FIRE. Under this agreement, we earn a royalty, with no associated financial outlay. In addition, as part of our entering into this arrangement, we received warrants representing 5% of the outstanding common equity of Bay Area Multimedia.

         We also have developed, financed and produced a documentary on the history of basketball. This was a unique opportunity to be involved with the Academy Award winning director of the documentary, WHEN WE WERE KINGS. We have licensed the European rights to the motion picture to Canal + and we are currently exploring distribution opportunities in the U.S.

INTELLECTUAL PROPERTY

         Distribution rights to motion pictures are granted legal protection under the copyright laws of the U.S. and most foreign countries, which provide substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. Motion pictures, musical works, sound recordings, art work, still photography and motion picture properties are each separate works subject to copyright under most copyright laws, including the U.S. Copyright Act of 1976. We believe we take appropriate and reasonable measures to secure and maintain copyright protection for motion pictures we produce and finance and co-finance, under the laws of applicable jurisdictions.

         The MPAA operates a piracy hotline and investigates all reports of such piracy. Depending upon the results of such investigations, appropriate legal action is brought by the owner of the rights. Depending upon the extent of the piracy, the Federal Bureau of Investigation may assist in these investigations and related criminal prosecutions.

         Motion picture piracy is an international as well as a U.S. domestic problem. Motion picture piracy is extensive in many parts of the world, including South America, Asia (including Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. In addition to the MPAA, the Motion Picture Export Association, the American Motion Picture Marketing Association and the American Motion Picture Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes of motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy.

         In addition, the U.S. government has considered trade sanctions against specific countries that do not prevent copyright infringement of U.S. produced motion pictures. There can be no assurance that voluntary industry embargoes or U.S. government trade sanctions will be enacted or be effective. If enacted, such actions could impact the amount of revenue that we realize from the international exploitation of motion pictures we produce and finance, or co-finance, depending upon the countries subject to such action and the duration of such action. If not enacted or not successful, the motion picture industry (including us) may continue to lose an indeterminate amount of revenue as a result of motion picture piracy.

         On August 19, 1998, we submitted an application with the U.S. Patent and Trademark Office to register the mark "Spyglass" for specific classes of use in the United States of America. Following our filing, during December 1999, we were notified by Spyglass, Inc., a computer software company, of an infringement issue. We do not believe that our intended use of the "Spyglass" name conflicts with the intended use by Spyglass, Inc. We are currently in discussions with Spyglass, Inc. to attempt to negotiate a resolution.

         In connection with other intellectual property rights, we carry errors and omissions insurance typically in an amount of no less than $5 million per occurrence, with an aggregate maximum of $5 million per motion picture. This insurance generally covers third-party claims for infringement of copyright and intellectual property rights and other tort-based claims.

REGULATION

         The Code and Ratings Administration of the MPAA assigns ratings for age-group suitability for theatrical distribution of motion pictures. We have followed and currently intend to follow the practice of submitting our pictures for such ratings. In addition, U.S. television stations and networks, as well as foreign governments, impose additional restrictions on the content of motion pictures that may restrict in whole or in part theatrical or television exhibition in particular territories.

         Our current policy is to produce motion pictures for which there will be no material restrictions on exhibition in any major territories or media. This policy often requires production of "cover" shots or different photography and recording of certain scenes for insertion in versions of a motion picture exhibited on television or theatrically in certain territories. There can be no assurance, however, that current and future restrictions on the content of our pictures may not limit or affect our ability to exhibit certain of our pictures in certain jurisdictions.

SEASONALITY

         The revenues we derive from our newly released motion pictures are substantially impacted by the timing of such releases. U.S. domestic theatrical release dates are determined by our distributors, in consultation with us based upon several factors. These include production schedules, the type of targeted audience for motion pictures, the timing of vacation and holiday periods, especially the 4th of July weekend, Thanksgiving, and Christmas, and the anticipated release dates of competing motion pictures. Our revenue and results of operations are dependent upon the commercial success of the movies we release, which we cannot predict with certainty. Our results are also substantially impacted by the timing and combination of such releases in any particular period. For example, the number of motion pictures released by our competitors, particularly the major U.S. motion picture studios, in any given period may create an over supply in the market, and may reduce our share of gross box-office receipts and make it more difficult for motion pictures we produce and finance or co-finance to generate revenues. Consequently, our revenues and results of operations may fluctuate significantly, quarter to quarter and year to year, based upon these various factors. The results of any one period may not be indicative of the results for any future periods.

EMPLOYEES

         As of December 31, 1998, 1999 and 2000, we had 12, 25 and 28 full-time employees, respectively. On average, we had 26 employees in 2000. In addition to our CEOs Gary Barber and Roger Birnbaum, we have seven employees in production, nine employees in international, financial, legal and business affairs and the remaining employees in general and administration. Of our total number of employees, 12 have employment agreements with us. None of our employees are covered by collective bargaining agreements. We believe that our employee relations are good.

REAL ESTATE

         Our U.S. offices are currently located at 500 South Buena Vista Street in Burbank, California. Our principal offices are located on the studio lot of The Walt Disney Studios, in close proximity to the Buena Vista Pictures Distribution principal offices, which are also located on the studio lot of The Walt Disney Studios. All of our employees are based at this office. The lease on this office extends through the term of our Buena Vista Pictures Distribution agreement and is provided without separate charge. We lease studio facilities and stages from Walt Disney and other unaffiliated parties on an as-needed basis in connection with the production of our specific motion picture and other projects. We believe that the current facilities are adequate to conduct our business operations for the foreseeable future.

         We have recently established an office in Munich, Germany to support our European executive staff. This office is headed by our executive vice president, Andrew Larner, who is concentrating on supporting and expanding our foreign distribution relationships and pursuing additional opportunities in Europe. Mr. Larner will be supported by other key management personnel as our business requires.

LITIGATION

         On August 19, 1998, we submitted an application with the U.S. Patent and Trademark Office to register the mark "Spyglass" for specific classes of use in the United States of America. Following our filing, during December 1999, we were notified by Spyglass, Inc., a computer software company, of an infringement issue. We do not believe that our intended use of the "Spyglass" name conflicts with the intended use by Spyglass, Inc. We are currently in discussions with Spyglass, Inc. to attempt to negotiate a resolution.

          Other than as noted above, since beginning operations in the fourth quarter of 1998, we have not been involved in any litigation or arbitration proceedings that might have a material influence on the financial condition or results of operations of our business. We also are not aware of any pending or threatened proceedings against us. From time to time, we may be involved in litigation that arises in the normal course of our business.

GROUP STRUCTURE

         We were formed to hold Spyglass Entertainment Group, L.P. and all of the assets and liabilities of B&B Company associated with THE SIXTH SENSE, each of which were entities controlled by Gary Barber and Roger Birnbaum, under a single holding company. Prior to the offering, in exchange for shares of our common stock and options to purchase shares of our common stock, each limited partner and each other rights holder of Spyglass Entertainment Group, L.P. will contribute to us all of their respective interests in Spyglass Entertainment Group, L.P. and B&B Company will contribute to us all of its right, title and interest in the U.S. domestic and foreign copyrights to and all intangible property rights associated with THE SIXTH SENSE motion picture and all revenue earned after April 30, 2001 and we will assume the liabilities of B&B Company associated with THE SIXTH SENSE that arise subsequent to April 30, 2001. In addition, the members of Astra Entertainment Group, LLC, the general partner of Spyglass Entertainment Group, L.P., will contribute their interests to us.

         Claire Music Publishing, LLC and TRD Music Publishing, LLC are operated for the sole purpose of holding BMI Foundation and the American Society of Composers, Authors and Publishers music publishing rights, respectively. BGP Investments is operated for the purpose of holding investments and is 98% owned by us. Specialized Leasing, LLC is operated for the purposes of holding leased equipment and other investments. Each of the other subsidiaries of Spyglass Development, LLC is a special purpose subsidiary operated for the sole purpose of developing the motion picture indicated below its name. Each of the entities mentioned in the table on the next page will, directly or indirectly, be 100% owned by us, with the exception of BGP Investments, which will be distributed to Gary Barber and to RPB Investments, a general partnership of Roger and Pamela Birnbaum prior to the offering.

         The following table sets forth certain information with respect to each of our subsidiaries after giving effect to the reorganization.


GRAPHIC OMITTED

                                                                                        OWNERSHIP ON
                                                                                        THE DATE OF
                          JURISDICTION,                                   INITIAL      THE OFFERING/      BOOK VALUE
 SUBSIDIARY AND     ORGANIZATIONAL FORM, DATE                           (SUBSCRIBED)       EQUITY         OF SHARES
    LOCATION                 FORMED               FIELD OF ACTIVITY    SHARE CAPITAL   PARTICIPATION         HELD
------------------ ---------------------------- ---------------------- --------------- --------------- -----------------
Astra              Delaware/limited liability   General partner of            $12,000            100%           $12,000
Entertainment      company/ August 29, 1997     Spyglass
Group LLC, Los                                  Entertainment Group,
Angeles                                         L.P.

Spyglass           Delaware/limited             Motion Picture             $6,009,800            100%       $21,210,000
Entertainment      partnership/  October 22,    Production and
Group LP, Los      1998                         holding company
Angeles

Spyglass           Delaware/limited liability   Holding Company               $50,000            100%           $50,000
Development LLC,   company/ June 15, 1998
Los Angeles
  (formerly
Astra
Development LLC)

Specialized        Delaware/limited             Holding company for           $10,000            100%           $10,000
Leasing LLC, Los   liability company/ May 4,    leased equipment and
Angeles            1999                         other investments

Claire Music       Delaware/limited             Holding company for           $10,000            100%           $10,000
Publishing LLC,    liability company/ October   music publishing
Los Angeles        1, 1999                      rights

TRD Music          Delaware/limited             Holding company for           $10,000            100%           $10,000
Publishing LLC,    liability company/ October   music publishing
Los Angeles        1, 1999                      rights

East West          Delaware/limited             Motion Picture                $10,000            100%           $10,000
Pictures LLC,      liability company/ January   Production
Los Angeles        26, 1999

Triple Threat      Delaware/limited liability   Motion Picture                $10,000            100%           $10,000
Productions LLC,   company/ January 27, 1999    Production
Los Angeles

Jump Shot          Delaware/limited liability   Motion Picture                $10,000            100%           $10,000
Productions LLC,   company/ March 10, 1999      Production
Los Angeles

Irish Count        Delaware/limited liability   Motion Picture                $10,000            100%           $10,000
Productions LLC,   company/ April 24, 2000      Production
Los Angeles

Inferno            Delaware/limited liability   Motion Picture                $10,000            100%           $10,000
Productions LLC,   company/ September 1, 2000   Production
Los Angeles

Sugar Mountain     Delaware/limited liability   Motion Picture                $10,000            100%           $10,000
Productions LLC,   company/ June 1,  2000       Production
Los Angeles

BGP Investments    California/general           Holding Company           $10,000,000             98%        $9,800,000
                   partnership/                 for Investments
                   November 30, 2000

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS, FOUNDERS

         The following table sets forth certain information with respect to our directors and executive officers as of February 13, 2001:

        NAME              AGE                 POSITION
    Gary Barber           43      Director
                                  Co-Chairman and Chief Executive Officer
   Roger Birnbaum         50      Director
                                  Co-Chairman and Chief Executive Officer
 Jonathan Glickman        31      President - Production
    Edward Dowd           50      Senior Vice President of Production
   Andrew Larner          36      Executive Vice President
    Paul Schwake          38      Chief Financial Officer and Secretary
   Harvey L. Karp         73      Director (to be appointed immediately prior
                                  to the offering)
    David Crane           47      Director (to be appointed immediately prior
                                  to the offering)


         Our bylaws provide that the board of directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the board of directors. Pursuant to a resolution passed by our board of directors, the authorized number of directors currently is five. We expect to appoint one additional director prior to the offering. Our certificate of incorporation provides that effective as of the date of the first regularly scheduled annual meeting of stockholders, following the date on which we first become subject to the periodical and other reporting requirements of Section 13 of the United States Securities Exchange Act of 1934 the directors will be divided into three classes as nearly equal in size as is practicable. The term of office of the initial Class I directors shall expire at the first annual meeting of stockholders following their election, the term of office of the initial Class II directors shall expire at the second annual meeting of stockholders following their election and the term of office of the initial Class III directors shall expire at the third annual meeting of stockholders following their election. At each annual meeting of stockholders, each of the successors elected to replace the directors of a class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting following his or her election and until his or her respective successor shall have been duly elected and qualified. Vacancies occurring on the board of directors for any reason and newly created directorships resulting from an increase in the number of authorized directors may be filled only by a vote of a majority of the remaining members of the board of directors. A person so elected by the board of directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which the director shall have been chosen and until his or her successor shall have been duly elected and qualified. The board of directors cannot decrease the number of directors or shorten the term of any incumbent director.

         The board of directors appoints the executive officers and subject to employment contracts, such officers serve at the discretion of the board of directors.

         GARY BARBER is one of our co-founders and has been our Co-Chairman and Chief Executive Officer since our inception. Prior to this, Mr. Barber was Vice Chairman of the Board of Directors, Chief Operating Officer and a minority stockholder at Morgan Creek Productions, a motion picture production company co-founded by Joe Roth, former chairman of Walt Disney Studios, where he oversaw all day-to-day operations for each of Morgan Creek's business entities including motion picture production, foreign distribution, music, exhibition and interactive programming (1989 to 1997). While at Morgan Creek Productions, Mr. Barber was responsible for the production of motion pictures such as ROBIN HOOD PRINCE OF THIEVES, ACE VENTURA: PET DETECTIVE, ACE VENTURA: WHEN NATURE CALLS and the foreign distribution of LAST OF THE MOHICANS. Prior to that, Mr. Barber was President of Vestron International Group, the largest independent video company in the world, where he acquired the rights to distribute many international hits, including THE PRINCESS BRIDE, YOUNG GUNS and DIRTY DANCING (1986 to 1989). Additionally, Mr. Barber served for nine months at Producer Sales Organizations (1985 to 1986). Prior to that, Mr. Barber spent seven years as a chartered accountant and certified public accountant at PricewaterhouseCoopers (1979 to 1985).

         ROGER BIRNBAUM is one of our co-founders and has been our Co-Chairman and Chief Executive Officer since our inception. Prior to this, Mr. Birnbaum was President of Caravan Pictures, the production company he helped to build with partner Joe Roth, at which he oversaw such box office hits as RUSH HOUR, SIX DAYS/SEVEN NIGHTS, THE THREE MUSKETEERS and WHILE YOU WERE SLEEPING (1995 to
1998). Prior to Caravan, he was President of world-wide production of 20th Century Fox and Executive Vice President of the Fox Film Group during which time the studio released such motion pictures as HOME ALONE, SLEEPING WITH THE ENEMY, DIE HARD 2 and MRS. DOUBTFIRE, among others. Before that, Mr. Birnbaum was President of Guber/Peters Company, where he developed BATMAN, RAINMAN and GORILLAS IN THE MIST. Before entering the motion picture industry, Mr. Birnbaum was Vice President of A&M Records, Vice President of Arista Records and was a senior executive with the Robert Stigwood Organization.

         JONATHAN GLICKMAN is our President of Production and is responsible for the development and production of all of the motion pictures we produce and finance and co-finance. Mr. Glickman joined us when we commenced business in October, 1998. In 1993, Mr. Glickman joined Caravan Pictures and in 1997 became President of Caravan Pictures. He has overseen production of 15 motion pictures, including WHILE YOU WERE SLEEPING, RUSH HOUR and SHANGHAI NOON. Mr. Glickman began his career in Corporate Affairs at Home Box Office in New York in 1991.

         ANDREW LARNER is our Executive Vice President and is involved in all business operations of our company with specific responsibility for overseeing international distribution, business and legal affairs and business development. Mr. Larner joined us in April, 1999. Prior to Spyglass, Mr. Larner spent a total of five years working at Morgan Creek Productions, most recently as Senior Vice-President of Morgan Creek International (1997 to 1999), and prior to that, as head of Morgan Creek's business and legal affairs department (1992 to 1995). Additionally, Mr. Larner served as Vice President of Business Affairs at Twentieth Century Fox (1995 to 1997). Mr. Larner began his career as a lawyer at the law firm of O'Melveny & Myers (1990 to 1992).

         PAUL SCHWAKE is our Chief Financial Officer and Secretary. Since our inception, he has been responsible for the day to day finance, banking, financial reporting and other administrative functions of our company. Mr. Schwake joined us when we commenced business in October, 1998. Prior to this, Mr. Schwake was Vice President of Finance at Morgan Creek Productions, where he held various finance and accounting positions during his seven year tenure (1990 to 1997). Prior to that, Mr. Schwake was a certified public accountant with PricewaterhouseCoopers in Los Angeles for five years (1985 to 1990). Before joining PricewaterhouseCoopers, Mr. Schwake spent four years as a staff accountant for The Walt Disney Studios.

         EDWARD DOWD is our Senior Vice President of Production. Mr. Dowd joined us in July, 1999. He is responsible for overseeing all aspects of our physical production and its finance. Prior to joining us, Mr. Dowd produced such movies as WONDER BOYS, acted as an independent contractor for production of SHANGHAI NOON, THE 13TH WARRIOR, THE LAST OF THE MOHICANS, THE THREE MUSKETEERS, and STATE OF GRACE, and served as head of production for Caravan Pictures (1995 to 1999) after serving as a production manager and first assistant director in the motion picture industry for 20 years.

         HARVEY L. KARP will be appointed to our board of directors immediately prior to the offering. Mr. Karp earned his bachelors degree from New York University and his L.L.B. from Yale Law School. Mr. Karp was appointed to the positions of Chief Executive Officer, President and Chairman of the Board of Mueller Industries, Inc., a leading manufacturer of copper, brass, plastic, and aluminum products, in 1991. Mr. Karp remained President and Chairman of the Board at Mueller Industries, Inc. until January 1, 1992 and stepped down as Chief Executive Officer at the end of 1993. Mr. Karp presently retains the position of Chairman of the Board of Mueller Industries, Inc. Prior to his employment with Mueller Industries, Inc., Mr. Karp was an Investment Manager for Soros Fund Management. Prior to his employment at Soros Fund Management, Mr. Karp founded Monogram Industries, Inc. in 1956 and was President of the company from inception until 1983. In addition to his position as Chairman of the Board at Mueller Industries, Inc., Mr. Karp currently serves on the Boards of Directors of Craig Corporation, Monogram Industries, Inc., Fairchild Industries, Inc. and New Jersey Steel Corporation.

         DAVID CRANE will be appointed to our board of directors immediately prior to the offering. Mr. Crane received his undergraduate degree from the University of Michigan and his juris doctorate from the University of California, Hastings College of the Law. Mr. Crane is currently a Partner at Babcock & Brown LP, an investment bank specializing in originating, structuring, arranging and managing large asset-based and project-based financings and acquisitions (1979 to present). As of January 1, 2000, Bayerische Hypo-und Vereinsbank AG controls 20% of Babcock & Brown, LP, the remainder of which is owned by Babcock & Brown, LP's principal officers and directors.

         Our board members and executive officers can be contacted through our executive offices at 500 South Buena Vista Street, Burbank, California 91521-1855.

BOARD COMMITTEES

         The board of directors will maintain an audit committee and a compensation committee. The audit committee will review the scope of our audits, the engagement of our independent auditors and their audit reports. The members of the audit committee will be appointed prior to the offering. The compensation committee will evaluate our compensation policies and administer our stock option plan. The members of the compensation committee will be appointed prior to the offering. Each of the members of the compensation committee will be independent directors.

         The compensation arrangements for each of our executive officers was established pursuant to the terms of the respective employment agreements between us and each executive officer. Upon closing of the offering, any changes in the compensation arrangements of our executive officers will be determined by the compensation committee.

EXECUTIVE COMPENSATION

         The following table presents both cash and noncash compensation paid or to be paid by us (including our subsidiaries, where applicable) to each of our executive officers who received compensation for the year ended December 31, 2000 in excess of $100,000:

                                                                           ANNUAL COMPENSATION
                                                         --------------------------------------------------
                                                                                             OTHER ANNUAL
    NAME         PRINCIPAL POSITION          YEAR          SALARY ($)        BONUS ($)     COMPENSATION ($)
-------------  -----------------------   -------------   --------------   --------------   ----------------
Gary Barber    Co-Chairman and Chief         2000            1,000,000        5,000,000        1,000,000
               Executive Officer             1999            1,000,000        1,000,000        1,750,000
                                             1998                   --               --               --

Roger          Co-Chairman and Chief         2000            1,000,000        5,000,000        1,000,000
Birnbaum       Executive Officer             1999            1,000,000        1,000,000        1,750,000
                                             1998                   --               --               --

Andrew         Executive Vice                2000              242,147          200,000               --
Larner         President                     1999              154,577           60,000               --
                                             1998                   --               --               --

Jonathan       President of                  2000              325,000          200,000           75,000
Glickman       Production                    1999              300,000           75,000           50,000
                                             1998               55,000               --               --

Edward Dowd    Senior Vice President         2000              318,750           25,000               --
               of Production                 1999              281,250           10,000               --
                                                                    --               --               --

Paul Schwake   Chief Financial               2000              175,621          200,000               --
               Officer                       1999              161,250           75,000               --
                                             1998               29,000               --               --

         The executive compensation information should be read in conjunction with the Sections of this prospectus entitled PRINCIPAL STOCKHOLDERS and DESCRIPTION OF CAPITAL STOCK - STOCK OPTIONS.


DIRECTOR COMPENSATION

         We intend to pay each non-employee director an annual fee of $12,000. Our directors are also reimbursed for their reasonable travel expenses incurred in attending board or committee meetings.


EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

         Gary Barber has a 5-year employment agreement with us dated October 20, 1998, as amended in December 18, 1998, and as of December 20, 1999. Under his agreement, Mr. Barber receives a minimum guaranteed salary of $1 million per annum. As additional compensation, Mr. Barber is entitled to producer fees for each motion picture we produce, acquire or finance, in an amount equal to $500,000 per picture, which in the aggregate are limited to $1,750,000 for 1999 and $1,000,000 per year for each year thereafter for motion pictures commencing principal photography in such year. According to his agreement, Mr. Barber is entitled to term life insurance in the amount of $10 million payable to such beneficiary as Mr. Barber may designate. Mr. Barber is also entitled to participate in our contingent compensation plan, payments under which are determined by Mr. Barber and Mr. Birnbaum. In the event of the death of Mr. Barber, we will pay to his estate: (i) a lump sum payment of Mr. Barber's salary for the remainder of the 5-year term of his agreement, (ii) a lump sum for any unreimbursed business expenses of Mr. Barber and (iii) producer fees noted above for any motion picture that we produce or acquire prior to the expiration of the 5-year term of Mr. Barber's employment agreement.

         Roger Birnbaum has a 5-year employment agreement with us dated October 20, 1998, as amended as of December 18, 1998 and as of December 20, 1999. Under his agreement, Mr. Birnbaum will receive a minimum guaranteed salary of $1 million per annum. As additional compensation, Mr. Birnbaum is entitled to producer fees for each motion picture we produce, acquire or finance, in an amount equal to $500,000 per picture, which in the aggregate are limited to $1,750,000 per year for 1999 and $1,000,000 for each year thereafter for motion pictures commencing principal photography in such year. According to his agreement, Mr. Birnbaum is entitled to term life insurance in the amount of $10 million payable to such beneficiary as Mr. Birnbaum may designate. Mr. Birnbaum is also entitled to participate in our contingent compensation plan, payments under which are determined by Mr. Barber and Mr. Birnbaum. In the event of the death of Mr. Birnbaum, we will pay to his estate: (i) a lump sum payment of Mr. Birnbaum's salary for the remainder of the 5-year term of his agreement, (ii) a lump sum for any unreimbursed business expenses of Mr. Birnbaum and (iii) producer fees noted above for any motion picture that we produce or acquire prior to the expiration of the 5-year term of Mr. Birnbaum's employment agreement. Under the terms of his employment agreement, Mr. Birnbaum may participate in a number of both motion picture and other projects in which we have no rights or interest, provided that such motion pictures do not materially interfere with his services to us.

         Andrew Larner has an employment agreement with us dated March 7, 1999, as amended on February 1, 2001. Under his agreement, for the first year of Mr. Larner's employment he was entitled to a base salary of $225,000 per annum, increasing to $250,000 per annum, $275,000 per annum, $310,000 per annum, and $350,000 per annum, for the second, third, fourth and fifth years of his employment respectively. As additional compensation, Mr. Larner is eligible to receive an annual discretionary bonus each year. Further, provided that Mr. Larner does not voluntarily terminate his employment with us, on April 30, 2003 he will be entitled to receive an additional bonus in the amount of $1.14 million. Mr. Larner further received options to purchase a limited partner interest in Spyglass Entertainment Group, L.P. equal to one and one half percent (1.5%) of Spyglass Entertainment Group, L.P.'s outstanding partnership interests. His options will become exercisable for 537,354 shares of our common stock (1.34% of our outstanding stock) when Spyglass Entertainment Group, L.P. becomes our subsidiary. If Mr. Larner's employment is terminated without cause, he will be entitled to severance pay at his salary through the expiration of his employment agreement and any and all of his outstanding options to purchase shares of our common stock shall be deemed fully vested. If Mr. Larner terminates his employment with us due to a material breach by us, Mr. Larner shall be entitled to receive severance pay at his salary through the expiration of his employment agreement and any and all of his outstanding stock options which are then unvested shall be deemed vested at a rate of fifty percent

(50%). Under his employment agreement, Mr. Larner has agreed not to own, operate or participate in any entity or endeavor that directly or indirectly competes with our business while employed by us. In the event that both Mr. Barber and Mr. Birnbaum leave our business and no longer perform services for us in substantially the same capacity that they currently render services, Mr. Larner has the right to cancel his employment agreement; however, if Mr. Larner exercises this right, he shall not be entitled to any further compensation or benefits from us other than those that had accrued and remained unpaid (including options) at the time Mr. Larner cancelled his employment agreement.

         Jonathan Glickman has an employment agreement with us dated as of October 22, 1998 (inception), as amended on February 1, 2001. Under his agreement, during the first contract year of his employment (defined as the period from October 22, 1998 (inception) through December 31, 1999), Mr. Glickman was entitled to a base salary of $300,000 per annum, increasing to $325,000 per annum, $350,000 per annum, $400,000 per annum and $450,000 per annum respectively, for his second, third, fourth and fifth years of his employment, respectively. As additional compensation, Mr. Glickman is eligible to receive an annual discretionary bonus. Further, provided that Mr. Glickman does not voluntarily terminate his employment with us, on April 30, 2003, he will be entitled to receive an additional bonus in the amount of $1.52 million. Mr. Glickman further received options to purchase a limited partner interest in Spyglass Entertainment Group, L.P. equal to two percent (2.0%) of Spyglass Entertainment Group, L.P.'s outstanding partnership interests. His options will become exercisable for 716,472 shares of our common stock (1.79% of our outstanding stock) when Spyglass Entertainment Group, L.P. becomes our subsidiary. Mr. Glickman was entitled to producer fees with respect to motion pictures where principal photography began prior to the end of 2000 of $50,000 per motion picture that we actively produced (as distinguished from a motion picture that we acquired). Mr. Glickman was also entitled to producer fees of $25,000 for each motion picture that we acquire, provided that the motion picture commenced principal photography during such period. Mr. Glickman was not entitled to the producer fees mentioned in the preceding sentences for any motion picture that had a budget below $10 million or, for any motion picture we acquired after principal photography had commenced. Under his agreement, Mr. Glickman agreed not to own, operate or participate in any entity or endeavor that directly or indirectly competes with our business while employed by us. Mr. Glickman's salary payments under his employment agreement may be suspended during any material interruption of our business caused by strikes that last at least ten weeks and that are beyond our control. We can only exercise this option to suspend Mr. Glickman's salary if the majority of all employees of comparable status and position to Mr. Glickman are also suspended. If such a suspension occurs for six weeks or longer, either we or Mr. Glickman may terminate Mr. Glickman's employment agreement and we shall only be required to pay that portion of Mr. Glickman's salary and benefits that had accrued and remained unpaid as of the date of termination of the employment agreement. In the event that both Mr. Barber and Mr. Birnbaum leave our business and no longer perform services for us in substantially the same capacity that they currently render services, Mr. Glickman has the right to cancel his employment agreement; however, if Mr. Glickman exercises this right, he shall not be entitled to any further compensation or benefits from us other than those that had accrued and remained unpaid (including options) at the time Mr. Glickman cancelled his employment agreement.

         We entered into an employment agreement with Edward Dowd and his loan-out company, a corporation through which his services are provided, on July 12, 1999. Mr. Dowd's employment with our company commenced on October 15, 1999 and shall continue (subject to termination provisions) until July 15, 2001. We have the option to extend the term of Mr. Dowd's agreement for a period of two additional years. Under his agreement, during the first nine months of Mr. Dowd's employment, Mr. Dowd is entitled to a base salary of $150,000, increasing to a base salary of $425,000 for the next twelve-month period. If we exercise our option to extend Mr. Dowd's employment agreement for an additional two years, Mr. Dowd shall be entitled to a base salary of $450,000 per annum and $475,000 per annum for each of those two years, respectively. We may elect to accelerate payment of part of Mr. Dowd's applicable yearly salary. As bonus compensation, Mr. Dowd is entitled to receive $25,000 for each feature-length theatrical motion picture actually produced by us that commences principal photography prior to 60 days before the expiration of Mr. Dowd's employment agreement, provided that we have primary production responsibility for such theatrical motion picture. This bonus shall not apply to KEEPING THE FAITH and another project for which the development process had begun at the time Mr. Dowd joined our company. Under Mr. Dowd's employment agreement, he has agreed not to own, operate or participate in any entity or endeavor that directly or indirectly competes with our business. Mr. Dowd's salary payments under his employment agreement may be suspended during any material interruption of our business caused by strikes that last at least ten weeks and that are beyond our control. We can only exercise this option to suspend Mr. Dowd's salary if the majority of all employees of comparable status and position to Mr. Dowd are also suspended. If such a suspension occurs for six weeks or longer, either we or Mr. Dowd may terminate Mr. Dowd's employment agreement and we shall only be required to pay that portion of Mr. Dowd's salary and benefits that had accrued and remained unpaid as of the date of termination of the employment agreement.

         Paul Schwake has an employment agreement with us dated as of October 22, 1998 (inception), as amended on February 1, 2001. The term of Mr. Schwake's agreement is from October 22, 1998 (inception) to November 30, 2001. We have the sole right to extend Mr. Schwake's employment agreement for an additional two years. Under his agreement, during the first contract year of his employment, Mr. Schwake was entitled to a base salary of $160,000 per annum, increasing to $170,000 per annum, $185,000 per annum, $200,000 per annum and $215,000 per annum for the second, third, fourth and fifth years (if we exercise our rights with respect to such fourth and fifth years) of his contract, respectively. As additional compensation, Mr. Schwake shall be eligible to receive an annual bonus in an amount determined in our sole discretion. Further, provided that Mr. Schwake does not voluntarily terminate his employment with us, on April 30, 2003 he will be entitled to receive an additional bonus in the amount of $960,000. We will be obligated to pay this bonus to Mr. Schwake even if we do not extend his employment agreement for an additional two years. Mr. Schwake further received options to purchase a limited partner interest in Spyglass Entertainment Group, L.P. equal to one and one quarter percent (1.25%) of Spyglass Entertainment Group, L.P.'s outstanding partnership interests. His options will become exercisable for 447,795 shares of our common stock (1.12% of our outstanding stock) when Spyglass Entertainment Group, L.P. becomes our subsidiary. If Mr. Schwake's employment is terminated without cause, Mr. Schwake is entitled to receive severance pay in the amount of his salary through the expiration of his employment agreement (but not through the optional two year period unless we have exercised the option to extend his agreement for such optional period) and any and all of his outstanding stock options shall become fully vested. If during the term of his employment agreement Mr. Schwake terminates his employment due to a material breach by us, Mr. Schwake shall be entitled to severance pay in the amount of his salary through the expiration of his employment agreement (but not through the optional two year period unless we have exercised the option to extend his agreement for such optional period) and Mr. Schwake's stock options that are then unvested shall be deemed vested at a rate of fifty percent (50%). Under his agreement, Mr. Schwake agreed not to own, operate or participate in any entity or endeavor that directly or indirectly competes with our business while employed by us. In the event that the employment of both Mr. Barber and Mr. Birnbaum is terminated and they do not otherwise control any assignee of Mr. Schwake's employment agreement or Mr. Schwake's employment agreement is assigned to an assignee that is not controlled by Mr. Barber and/or Mr. Birnbaum and neither Mr. Birnbaum or Mr. Barber are employed by such assignee, Mr. Schwake has the right to cancel his employment agreement with us; however, if Mr. Schwake exercises this right, he shall no longer be entitled to receive any compensation or benefits under his employment agreement, other than any accrued and unpaid portion of his compensation (including options) at the time he cancels his employment agreement.

STOCK INCENTIVE PLAN

         We adopted a stock incentive plan effective on February 6, 2001 (the "2001 Stock Incentive Plan"). Our stockholders approved the 2001 Stock Incentive Plan as of February 6, 2001. Our executive officers, other employees, non-employee directors and consultants are eligible to be considered for the grant of awards under the 2001 Stock Incentive Plan.

         A maximum of 3,670,000 shares of common stock may be issued under the 2001 Stock Incentive Plan. The maximum number of shares that may be granted under the 2001 Stock Incentive Plan to any one individual in any one calendar year is 917,500 shares. If any award expires or terminates for any reason, then the common stock subject to that award will again be available for issuance under the 2001 Stock Incentive Plan. As of the date of this prospectus, our board of directors has not granted any options or stock purchase rights under the 2001 Stock Incentive Plan.

         Our board of directors or a committee of two or more non-employee directors appointed by the board of directors will serve as the administrator of the 2001 Stock Incentive Plan. The administrator will have full and final authority to select the executives, other employees, non-employee director and/or consultants to whom awards will be granted. Additionally, the administrator will have the full and final authority to grant the awards and to determine the terms and conditions of the awards and the number of shares to be issued.

AWARDS AND TERMS

         The 2001 Stock Incentive Plan authorizes the administrator to grant incentive and non-statutory options as well as stock purchase rights. The exercise or purchase price of each grant will be determined by the administrator. Such price, however, will not be less than 100% of the fair market value of the shares granted determined as of the date of grant. The exercise or purchase price of any grants to individuals who own 10% or more of the total combined voting power of all classes of our stock will not be less than 110% of the fair market value of our stock as of the date of grant.

         The entire exercise price, in the case of an option, or the entire purchase price, in the case of a stock purchase right, must be paid in cash or by check. The administrator, however, may permit the recipient to pay the exercise price or purchase price by delivering previously owned shares of our capital stock. In the case of an option, the administrator may also permit the recipient to pay the exercise price by instructing a broker to sell the shares necessary to pay the exercise price and remitting such amount to us (a cashless exercise).

         Options and any restrictions on stock purchase rights will vest according to a schedule determined by the administrator. In the case of a recipient who is not an officer, director or consultant, the vesting schedule shall be at least as favorable as 20% per year over the five-year period beginning on the date of grant. Options granted under the 2001 Stock Incentive Plan will terminate no later than ten years after their date of grant.

         Except under limited circumstances, recipients of options or stock purchase rights granted under the 2001 Stock Incentive Plan may not assign, sell or transfer their option or purchase right other than by will or by operation of the laws of descent and distribution. If there is any change in the number of outstanding shares because of a stock split, stock dividend or similar event, the number of shares available for rights, the number of shares covered by rights and the exercise price of each option or purchase right will be adjusted. The administrator may provide at the time of grant that any shares received pursuant to the 2001 Stock Incentive Plan are subject to right of repurchase by us at a price less than the fair market value of the shares; provided, however, that such a restriction will lapse at a rate at least as favorable as 20% per year over the five-year period beginning on the date of grant. The 2001 Stock Incentive Plan also provides that the administrator of the plan may retain the right to repurchase any shares received pursuant to the plan in the event the recipient attempts to sell the shares to a third-party.

AMENDMENTS AND TERMINATION

         The administrator may amend or terminate the 2001 Stock Incentive Plan at any time and in any manner. However, no recipient may be deprived of any of his or her rights under a previously granted option or purchase right as a result of any amendment or termination without his or her consent. Stockholder approval is required to increase the number of shares available for issuance under the 2001 Stock Incentive Plan. The 2001 Stock Incentive Plan automatically terminates ten years after the adoption date.


LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

         Our certificate of incorporation and our bylaws provide for the indemnification by us of each of our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, as the same exist or may hereafter be amended. Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner in which such person believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

         These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief including an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter the liability of a director or officer under federal securities laws.

         In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in our right to procure a judgment in the corporation's favor by reason of the fact that such person is or was the corporation's director, officer, employee or agent, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Delaware law further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may otherwise be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

         Our certificate of incorporation also provides that any of our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, to the greatest extent permitted by the Delaware General Corporation Law. Section 102(b)(7) of the Delaware General Corporation Law provides that a provision so limiting the personal liability of a director shall not eliminate or limit the liability of a director for, among other things: breach of duty of loyalty; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; unlawful payment of dividends; and transactions from which the director derived an improper personal benefit.

         We have entered into separate but identical indemnity agreements with each of our directors and certain officers. Pursuant to the terms and conditions of such agreements, we have agreed to indemnify each such indemnified person against any amounts which he or she becomes legally obligated to pay in connection with any claim against him or her based upon any action or inaction which he or she may commit, omit or suffer while acting in his or her capacity as our director and/or officer or our subsidiaries, provided however, that such indemnified person acted in good faith and in a manner the indemnified person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action, had no reasonable cause to believe that his or her conduct was unlawful.

         At the present time, there is no pending litigation or proceedings involving any of our directors, officers, employees or other agents in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceedings that may result in a claim for such indemnification.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On January 28, 2000, we distributed and transferred to B&B Company all of our rights, title and interest in and to the U.S. domestic and foreign copyrights to, and all intangible property rights (other than remake, sequel and prequel rights) associated with the motion picture THE SIXTH SENSE. This transfer constituted a distribution in complete liquidation of B&B Company's entire limited partnership interest in Spyglass Entertainment Group, L.P. B&B Company also assumed $103.9 million of Spyglass Entertainment Group, L.P's debt under its existing credit facility and approximately $14.7 million in other liabilities related to THE SIXTH SENSE.

         Prior to the offering, in exchange for an aggregate of 36,678,894 shares of our common stock, (i) AB Svensk Filmindustri, Lusomundo Audiovisuais S.G.P.S., S.A., Roger Birnbaum and an entity that Gary Barber controls will contribute to us all of the outstanding limited partner interests in Spyglass Entertainment Group, L.P., (ii) Hostage Productions, Inc., an affiliate of Buena Vista Pictures Distribution, will contribute to us its profit participating right, (iii) the members and rights holders of Astra Entertainment Group, LLC, including Roger Birnbaum and an entity that Gary Barber controls will contribute to us all of the outstanding membership interests in Astra Entertainment Group, LLC, (iv) B&B Company will contribute to us all of its right, title and interest in the U.S. domestic and foreign copyrights to and all intangible property rights associated with THE SIXTH SENSE motion picture, and (v) we will assume the liabilities of B&B Company associated with THE SIXTH Sense. In connection with this transaction we also assumed compensatory options issued by Spyglass Entertainment Group, L.P., which became options to purchase 3,321,106 shares of our common stock.

         In November, 2000, we formed BGP Investments to hold investments. Initial capital contributions consisted of cash contributions and, in connection therewith, contributions of $100,000, $100,000 and $9.8 million were made by Gary Barber, RPB Investments, a partnership of Roger Birnbaum and Pamela Birnbaum, and us in exchange for partnership interests of 1%, 1% and 98%, respectively. The capital has been invested in short term marketable securities and real estate.

         In connection with the distribution of $85.0 million in cash plus investments of Spyglass Entertainment Group, L.P. with a book value of $5.0 million that will have been made by June 5, 2001, our co-CEOs each guaranteed up to $5 million of our obligations under our credit facility with a bank syndicate led by The Chase Manhattan Bank. In May of 2001, each of our co-CEOs guaranteed an aggregate of $9.2 million of production financing incurred in connection with REIGN OF FIRE and DRAGONFLY. The guarantees will terminate upon consummation of the offering. Also, as part of the reorganization, B&B Company will retain the rights to the revenue and the associated liabilities prior to May 1, 2001. The amount to be retained by B&B Company is approximately $15.0 million.

         In December 1999 and October 2000 we entered into loan agreements with Paul Schwake, our Chief Financial Officer, whereby we extended loans in the aggregate principal amount of $200,000 at an annual interest rate of 6% to assist Mr. Schwake in the financing of a purchase of real property. These loans are secured by Mr. Schwake's equity interest in us.

                             PRINCIPAL STOCKHOLDERS

         The following table presents information regarding the beneficial ownership of our common stock immediately prior to the offering pursuant to this prospectus and as adjusted to reflect our sale of 10 million shares of our common stock. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Shares of common stock issuable under warrants or options currently exercisable or exercisable within 60 days of the date of this offering are deemed outstanding for purposes of computing the percentage ownership of the person holding such warrants or options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

         Additionally, the table below sets forth the beneficial ownership for:

     o each person who is known to us to be the beneficial owner of more than 5% of or outstanding common stock;

     o    each of our executive officers;

     o    each of our directors; and

     o    the named executive officers as a group.

         Except as otherwise noted and subject to community property laws, the persons or entities in this table have sole voting and investment power with respect to all the shares of common stock owned by them. The address of each person listed is in care of us, at 500 South Buena Vista Street, Burbank, California 91521-1855, unless otherwise provided below.


                    SHARES BENEFICIALLY OWNED
                      PRIOR TO THE OFFERING                         SHARES BENEFICIALLY OWNED AFTER THE OFFERING
                    ---------------------------               --------------------------------------------------------
                                                               NUMBER OF     PERCENTAGE     NUMBER OF     PERCENTAGE
                                                              SHARES IF NO   OF SHARES IF    SHARES IF    OF SHARES IF
                                                               EXERCISE OF    NO EXERCISE       FULL          FULL
                                                  NUMBER           THE          OF THE      EXERCISE OF    EXERCISE OF
                                                    OF            OVER-          OVER-       THE OVER-      THE OVER-
    NAME OF          NUMBER OF                     SHARES       ALLOTMENT      ALLOTMENT     ALLOTMENT      ALLOTMENT
BENEFICIAL OWNER       SHARES      PERCENTAGE     OFFERED        OPTION         OPTION         OPTION        OPTION
-----------------    -----------  -------------  ----------   -------------  -------------  ------------  ------------
Gary Barber (1)       16,537,685         45.1                  16,537,685           35.4     16,537,685         34.3

Roger Birnbaum (2)    16,537,685         45.1                  16,537,685           35.4     16,537,685         34.3

Walt Disney            3,770,256         10.3                   3,770,256            8.1      3,770,256          7.8
Company (3)

Jonathan Glickman        286,589            *                     286,589              *        286,589            *
(4)

Paul Schwake (4)         179,118            *                     179,118              *        179,118            *

Andrew Larner (4)        268,677            *                     268,677              *        268,677            *

Edward Dowd                   --           --                          --             --             --           --

Harvey L. Karp                --           --                          --             --             --           --

David Crane                   --           --                          --             --             --           --

Directors and         32,186.154         86.0                  32,186,154           67.9     32,186,154         65.8
executive
officers as a
group (8 people)
(5)
--------------------------

* less than 1%

(1) Consists of (i) 14,914,085 shares of Common Stock held of record by the Barber Family Partnership, Ltd., of which Gary Barber is the General Partner and (ii) 1,623,600 shares of Common Stock held of record by B&B Company, the General Partner of which is comprised of a partnership of irrevocable trusts with respect to which Mr. Barber is not the trustee which were established for the benefit of Mr. Barber's children.


                                    Page 90


(2) Includes 1,623,600 shares of Common Stock held of record by B&B Company. Mr. Birnbaum is the trustee of the 2000 Birnbaum Irrevocable Trust, which is a general partner of B&B Company.

(3) Consists of shares of Common Stock held by Hostage Productions, Inc., a wholly-owned subsidiary of The Walt Disney Company.

(4) Consists of shares of Common Stock reserved for issuance upon exercise of stock options.

(5) Includes 734,384 shares of Common Stock reserved for issuance upon exercise of stock options.

         Prior to the admission of our shares to the Neuer Markt, we will have 36,678,894 shares of common stock issued and outstanding. These shares will be held of record by: Gary Barber, who will hold 14,914,085 shares (40.661%); Roger Birnbaum, who will hold 14,914,085 shares (40.661%); Hostage Productions, Inc., a wholly-owned subsidiary of The Walt Disney Company, that will hold 3,770,256 shares (10.279%); B&B Company, that will hold 1,623,600 shares (4.427%); AB Svensk Filmindustri, that will hold 728,434 shares (1.986%); and Lusomundo Audiovisuais S.G.P.S., S.A, that will own 728,434 shares (1.986%).

                      GENERAL INFORMATION ABOUT OUR COMPANY

ISSUE OF SHARES IN CONNECTION WITH THE OFFERING

         The shares to be issued in the offering will be newly issued from our authorized capital stock pursuant to a resolution passed by our board of directors on [______], 2001. Subject to the terms and conditions in the underwriting agreement, the underwriters, directly or through their qualified affiliates, have severally agreed to arrange purchasers for, and failing which, to purchase, the shares at the offering price.

REGISTERED OFFICE

         The address of our registered office in the State of Delaware is 9 East Loockerman Street, City of Dover, County of Kent, Delaware 19901. Our taxpayer identification number is 95-4840554.

FISCAL YEAR

         Our fiscal year is from January 1 to December 31 of each calendar year.

CORPORATE PURPOSE

         Our corporate purpose, as described in our certificate of incorporation, is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZATION OF CAPITAL STOCK

         We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. As of the date of this prospectus, there were 36,678,894 shares of our common stock issued and outstanding and there were 7 holders of record of the common stock. The following statements are brief summaries of our capital stock.

COMMON STOCK

         The holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote and have non-cumulative rights with respect to the election of directors. The holders of our common stock are entitled to receive dividends in proportion to their ownership when, as and if declared by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled, subject to the rights of holders of preferred stock issued by us, if any, to share proportionally in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

         The holders of common stock have no preemptive or conversion rights and they are not subject to further calls or assessments by us. Our common stock does not have any redemption or sinking fund provisions. The outstanding shares of our common stock are, and the common stock issuable pursuant to this offering will be, when issued, fully paid and nonassessable.

VOTING RIGHTS

         Each share of common stock entitles its holder to one vote at all of our stockholder's meetings. Neither Cede & Co. as the registered owner of the shares of common stock being offered hereunder, nor The Depository Trust Company, will exercise any voting rights in connection with such shares. Pursuant to the procedures generally applied by The Depository Trust Company, The Depository Trust Company will provide an omnibus proxy to us after each record date for our stockholders' meetings. Insofar as shares of common stock are held through the clearing system of Clearstream Banking AG, Frankfurt am Main, such proxy will be voted for the benefit of the respective beneficial owners of such shares in accordance with instructions delivered by the beneficial owners of the shares to Clearstream Banking AG. You should contact your securities account-carrying bank or broker to inquire about any fees that may be charged for the services rendered to you by such account-carrier in connection with the exercise of your voting rights.

DIVIDEND RIGHTS

         Each of the holders of our common stock will be eligible to receive dividends if and when declared by our board of directors. The offered shares are entitled to any dividends, if any, declared after the date of issuance of the shares to its holder. To date, we have not paid any cash dividends on our shares of common stock. We intend to retain future earnings to fund growth of our business and do not anticipate paying any cash dividends on shares of common stock. We will initially make payments of dividends, if any, or any other payments to stockholders who hold shares of common stock held through Clearstream Banking AG on the relevant record date to Cede & Co. as The Depository Trust Company's nominee. The Depository Trust Company will credit such amounts to an account of Clearstream Banking AG, who will then distribute such payments to the beneficial owners who hold shares of common stock with participants of Clearstream Banking AG. Payments of The Depository Trust Company and Clearstream Banking AG are subject to the decrees, procedures and laws in effect at the time of the respective payment. Our dividends will be paid in U.S. dollars; however, investors holding their shares in book-entry form can generally instruct their securities account-carrying bank of broker to receive dividends and other payments on the shares either in U.S. dollars or Euro. You should contact your securities account-carrying bank or broker to inquire about any fees that may be charged by such account-carrier for the distribution of our dividends or any other payments to you.

STOCKHOLDERS' MEETINGS

         All meetings of stockholders shall be held at such place as may be designated from time to time by the board of directors or the president or, if not so designated, at our registered office. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may be properly brought before the meeting shall be designated by the board and stated in the notice of the meeting.

         Our certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the board of directors, any chairman of the board, any president or any chief executive officer.

NOTICE OF MEETINGS

         Except as otherwise provided by law, written notice of each meeting of stockholders, whether annual or special, must be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notices of all meetings must state the place, date and time of the meeting. The notice of a special meeting must state, in addition, the purpose or purposes for which the meeting is called.

RECORD DATE

         To determine which stockholders are entitled to notice of or to vote at any meeting of stockholders or for the purpose of any other lawful action, the board of directors may fix a record date that shall not be more than 60 days nor less than 10 days before the date of the meeting of stockholders. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given. The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating to such purpose.

AUTHORIZED BUT UNISSUED SHARES

         The authorized but unissued shares are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control of the stockholders by means of a proxy consent, tender offer, merger or otherwise.

         The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Certificate of Incorporation provides that the board of directors may amend our company's bylaws without stockholder approval. Our certificate of incorporation and bylaws also provide that certain amendments of the certificate of incorporation and all amendments of the bylaws require the approval of holders of at least 66 2/3% of the voting power of all outstanding stock. These provisions may have the effect of deferring hostile takeovers or delaying changes in our control or management.

SHARE CERTIFICATES, BOOK-ENTRY DELIVERY, TRANSFERABILITY OF SHARES, AND TRADING ON THE NEUER MARKT

         Shares in our company offered by this prospectus will trade on the Neuer Markt of the Frankfurt Stock Exchange (when approved for listing). Delivery of shares traded on the Neuer Markt may only be effected through book-entry of the interests therein. To this end, the share certificates representing the shares of our company offered by this prospectus, which will be represented by one or more global certificates, will be deposited by us with The Depository Trust Company for credit to the account of Clearstream Banking AG, Frankfurt am Main, the German central depository. The Depository Trust Company's nominee, Cede & Co., will be the registered owner of such shares. Beneficial owners of shares of our company held through Clearstream Banking AG will receive confirmations and statements of their holdings through their brokers or other financial institutions that are participants of Clearstream Banking AG. Clearstream Banking AG will register all transfers of the shares in our company between participants in Clearstream Banking AG through its book-entry system.

         Any stockholder who has an actual certificate representing shares of our company who desires to sell shares on the Neuer Markt of the Frankfurt Stock Exchange will be required to deposit the certificate with the Depository Trust Company for credit to Clearstream Banking's account with the Depository Trust Company as described above. Certificates of shares of our company held through Clearstream Banking AG will not be issued unless such shares are withdrawn from Clearstream Banking AG by debiting Clearstream Banking AG's account with the Depository Trust Company. In such case, the shares will not be eligible to trade on the Neuer Markt of the Frankfurt Stock Exchange unless redeposited with The Depository Trust Company for credit to Clearstream Banking AG's account with The Depository Trust Company.

TRANSFER AGENT, REGISTRAR AND PAYING AGENT

         The transfer agent and registrar for the common stock is expected to be ChaseMellon Shareholder Services. ___________________ will act as the paying agent in Germany.

STOCK OPTIONS

         Prior to the offering, we assumed all outstanding compensatory options and warrants issued by Spyglass Entertainment Group, L.P., which became options to purchase 3,321,106 shares of our common stock at a weighted average exercise price of $1.88 per share. All such options expire on or prior to January 31, 2006.

REGISTRATION RIGHTS

         Hostage Productions, Inc., a wholly-owned subsidiary of The Walt Disney Company, AB Svensk, Lusomundo Audiovisuais and Mark Dyne have piggyback registration rights with respect to the aggregate of their 6,755,124 shares of our common stock. If we propose to register any of our securities under the Securities Act at least 180 days after this offering, these holders are entitled to include their shares of common stock in the registration, provided, among other conditions, that the underwriters of any offering have the right to limit the number of shares included in the registration. These stockholders have agreed not to exercise their registration rights for one year from the date of this prospectus without BNP PARIBAS' and HypoVereinsbank's prior written consent.

         Hostage Productions, Inc., AB Svensk, Lusomundo Audiovisuais and Mr. Dyne are subject to lock-up agreements described elsewhere in this prospectus. In addition, we have agreed to register under the Securities Act on a Form S-3 or Form S-8 registration statement the resale of an aggregate of 3,321,106 shares of our common stock that certain of our executive officers and directors may purchase upon the exercise of options that originally were issued by Spyglass Entertainment Group, L.P.

NOTICES

         We will publish any notices to stockholders in at least one nationwide official journal designated by the Frankfurt Stock Exchange (which currently is anticipated to be BORSEN-ZEITUNG). In addition, we file information with the Securities and Exchange Commission as described under WHERE YOU CAN FIND MORE INFORMATION.

DELAWARE TAKE-OVER LAW AND OUR CHARTER AND BYLAW PROVISIONS

         Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

         We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

         Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the board of directors, any chairman of the board, any president or any chief executive officer. Our certificate of incorporation and bylaws also provide that, certain amendments of the certificate of incorporation and of the bylaws require the approval of holders of at least 66 2/3% of the voting power of all outstanding stock. These provisions may have the effect of deferring hostile takeovers of us or delaying changes in our control or management.

GERMAN TAKE-OVER CODE

         To date, Germany has not enacted legislation concerning public offers for publicly traded companies. However, the Stock Exchange Expert Commission at the German Federal Ministry of Finance has issued the German Take-Over Code as a voluntary regulatory framework governing public take-over bids for German domestic stock corporations that are quoted on a German stock exchange. As a prerequisite to the admission for trading of our shares of common stock on the Neuer Markt, we are required to comply with the German Take-Over Code. Consequently, if we intend to merge with and acquire a publicly traded German stock corporation, we must (i) notify German regulatory authorities and the public of the offer, (ii) provide disclosures to the target company's stockholders, (iii) treat stockholders equally in an offer, and (iv) comply with other regulatory requirements.

         In addition, the German Take-Over Code provides for certain obligations of the target company following publication of a tender offer. The executive or managing body of the target company may not take any measures that run counter to the interest of the holders of securities in taking advantage of the tender offer. Such measures may include, among others, resolutions with respect to the issuance of new securities, a substantial change in the assets or liabilities of the target company; and the conclusion of agreements outside the scope of ordinary business activities. However, this provision does not apply to measures expressly approved by the stockholders' meeting in the event of a public tender offer.

         The German Federal Ministry of Finance recently published a draft Takeover law which is expected to become effective during 2001 or early 2002. It is currently uncertain whether the law will become effective as proposed, to what extent it would be applicable to us, and what effects the new law would have on the applicability of the Takeover Code.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the prevailing market price for our common stock. Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales may occur, could adversely affect the prevailing market prices for our common stock.

         Upon completion of this offering, we will have outstanding 46,678,894 shares of common stock, assuming the issuance of 10 million shares of common stock offered hereby and no exercise of options after February 11, 2001. Of these shares, all shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act; provided, however, that if shares are purchased by "affiliates" as that term is defined in Rule 144 of the Securities Act, their sales of shares would be subject to limitations and restrictions that are described below. The remaining 36,678,894 shares of common stock held by existing stockholders will be issued and sold in reliance on exemptions from the registration requirements of the Securities Act. All of these shares will be subject to lock-up agreements described below on the effective date of the offering. One year after the admission of our shares to the Neuer Markt, 9,944,890 shares will become eligible for sale, subject in most cases to the limitations of Rule 144 under the Securities Act. On the date 24 months after the admission of our shares to the Neuer Markt, an additional 9,435,532 shares will become eligible for sale, subject in most cases to the limitations of Rule 144 of the Securities Act. On the date 36 months after the admission of our shares to the Neuer Markt, an additional 17,298,472 shares will become eligible for sale, subject in most cases to the limitations of Rule 144 under the Securities Act. In addition, holders of stock options could exercise such options and sell the shares issued upon exercise as described below.

         We have agreed with the Deutsche Borse AG and all of our stockholders have irrevocably undertaken to us for a period of six months after the date of admission of the shares to the Neuer Markt not to offer or sell their shares directly or indirectly, either in an exchange or off-exchange transaction or announce such action or take any other action that is the economic equivalent of a sale of their shares.

         All of our stockholders and option holders have signed one year lock-up agreements with the underwriters under which they agreed not to sell or otherwise transfer, directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, any shares of common stock without the prior written consent of the underwriters; provided that one unaffiliated stockholder, who currently owns an option to purchase less than 5% of the outstanding shares of our common stock, may sell 50% of his shares of common stock six months after the date of admission of the shares to the Neuer Markt. The lock-up agreements entered into by Gary Barber, Roger Birnbaum, Jonathan Glickman, Andrew Larner, Paul Schwake and Paul Neinstein provide that they will not sell or otherwise transfer, directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, any shares of common stock except as permitted in the lock-up agreements during the three year period following the admission of our shares to the Neuer Markt without the prior written consent of the underwriters, provided certain contributions of shares may be made to charities six months following the admission of our shares to the Neuer Markt, which charities will be required to enter into certain lock-up arrangements. Notwithstanding the preceding sentence, each officer may sell 15% of the common stock held on the date of this prospectus in the second year following the admission of our shares to the Neuer Markt and 30% of the common stock held by each officer on the date of this prospectus in the third year following the admission of our shares to the Neuer Markt without the prior written consent of the underwriters. The lock-up agreements entered into by non-employee stockholders expire one year after the admission of our shares to the Neuer Markt. Accordingly, six months after the admission of our shares to the Neuer Markt, 764,000 shares of stock underlying options held by an existing optionholder will become eligible for sale. One year after admission of our shares to the Neuer Markt, an additional 1,032,966 shares of common stock underlying options held by existing optionholders will be eligible for sale, subject in most cases to the limitations of Rule 144 of the Securities Act. Two years after admission of our shares to the Neuer Markt, an additional 537,932 shares of common stock underlying options held by existing optionholders will be eligible for sale, subject in most cases to the limitations of Rule 144 of the Securities Act. Three years after admission of our shares to the Neuer Markt, an additional 986,209 shares of common stock underlying options held by existing optionholders will be eligible for sale, subject in most cases to the limitations of Rule 144 of the Securities Act. These lock-up agreements do not prevent us from granting additional options under our stock incentive plan. After the expiration of the applicable lock-up restrictions, shares that can be sold under

Rule 144 will be eligible for sale. The underwriters may, in their sole discretion, at any time and without notice, release all or any portion of the securities subject to these lock-up agreements.

         Within 90 days after the date of this prospectus, we intend to file a Registration Statement on Form S-8 covering an aggregate of approximately 6,991,106 shares of common stock. The shares of common stock underlying these options are subject to the one-year lock-up agreements described above.

         Notwithstanding the expected admission of all of our outstanding shares of common stock to trade on the Frankfurt Stock Exchange's Neuer Markt, current holders of shares of our common stock not sold in this offering will be subject to certain selling restrictions under U.S. securities laws, including the following rules under the Securities Act:

         RULE 144

         In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of

     o 1% of the number of shares of Common Stock then outstanding, which will equal approximately 4,667,889 shares immediately after this offering; or

     o the average weekly trading volume of the common stock on the Neuer Markt during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

         Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

         RULE 144(K)

         Under Rule 144(k) of the Securities Act, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

         RULE 904

         Rule 904 of Regulation S of the Securities Act provides that shares owned by any person, other than persons deemed to be affiliates by virtue of their significant stockholdings in us, may be sold without registration outside the United States, provided the sale is accomplished in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, are made, subject to other conditions. In general, this means that the shares, including restricted shares and shares of our common stock held by our directors and officers who do not own a significant percentage of the shares of common stock, may be sold without registration on the Neuer Markt of the Frankfurt Stock Exchange or otherwise outside the United States.

         RULE 701

         In general, under Rule 701 of the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144. However, shares sold pursuant to this offering will be subject to six to twelve month lock-up agreements that will govern restricted stock that would have otherwise been subject to Rule 701.

                                  UNDERWRITING

         We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered pursuant to this prospectus. Subject to the terms and conditions in the underwriting agreement, the underwriters, directly or through their qualified affiliates, have severally agreed to arrange purchasers for, and failing which, to purchase, the shares at the offering price. The Underwriters are committed to purchase all of the shares, if they purchase any of the shares. However, Bayerische Hypo- und Vereinsbank Aktiengesellschaft and BNP PARIBAS are not required to take or pay for the shares covered by the their over-allotment option described below. Affiliates of the underwriters selling the shares in the United States will purchase shares as principal and for resale to large institutional investors.

         Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

                            UNDERWRITERS                      NUMBER OF SHARES
Bayerische Hypo - und Vereinsbank Aktiengesellschaft             [_________]
BNP PARIBAS                                                      [_________]
[Other Syndicate Members]                                        [_________]
Total.....................................................        10,000,000
                                                                  ===========

         If Bayerische Hypo- und Vereinsbank Aktiengesellschaft and BNP PARIBAS sell more shares than the number set forth opposite each of their respective names in the table above, Bayerische Hypo- und Vereinsbank Aktiengesellschaft and BNP PARIBAS have an option to buy up to an additional 1,500,000 shares from us to cover such sales. Bayerische Hypo- und Vereinsbank Aktiengesellschaft and BNP PARIBAS may exercise that option for 30 calendar days from the first trading date of the shares on the Frankfurt Stock Exchange. If any shares are purchased pursuant to this option, Bayerische Hypo- und Vereinsbank Aktiengesellschaft and BNP PARIBAS will severally purchase from us up to 1,500,000 shares. The Barber Family Partnership, Ltd. and Roger Birnbaum have agreed to lend Bayerische Hypo-und Vereinsbank Aktiengesellschaft and BNP PARIBAS up to 1,500,000 shares of common stock during the 30-day period of the over-allotment option.

         We have agreed to pay to Bayerische Hypo - und Vereinsbank Aktiengesellschaft and BNP PARIBAS, for the account of the underwriters, a management commission, underwriting commission and selling concession in aggregate amount of [______] percent of the aggregate offering price of the shares initially comprising the offering. We have also agreed to pay to Bayerische Hypo - und Vereinsbank Aktiengesellschaft and BNP PARIBAS, on account of the underwriters, an additional selling concession of [______] percent of the aggregate offering price of the shares allotted to them in the event that the additional shares described above are purchased by the Bayerische Hypo- und Vereinsbank Aktiengesellschaft and BNP PARIBAS. We have also agreed to pay to Bayerische Hypo - und Vereinsbank Aktiengesellschaft and BNP PARIBAS an aggregate amount of up to [__________] towards certain expenses incurred in connection with the offering and as additional fees.

         The underwriting commissions and concessions described above have been determined by negotiations between us and Bayerische Hypo - und Vereinsbank Aktiengesellschaft and BNP PARIBAS. Among the factors considered in determining the commissions and concessions were the size of the offering, the nature of the securities offered and the commissions and concessions charged in comparable transactions.

         The underwriters are entitled to terminate the underwriting agreement if the underwriters become aware of a material breach of a representation or warranty made by us pursuant to the underwriting agreement, if certain conditions precedent to the closing of the offering specified in the underwriting agreement are not fulfilled, if trading on the Neuer Markt is suspended, or if a change in our general affairs or in general international economic conditions prejudices materially the success of the offering. In each case, the underwriters may only terminate the underwriting agreement prior to payment to us of the purchase or, as the case may be, of the subscription moneys. We have also agreed to indemnify the underwriters against certain liabilities in connection with the offering and sale of the shares.

         In the event that an underwriter fails to arrange purchasers for, or fails to purchase the shares forming part of its underwriting commitment, the remaining underwriters are entitled, but not bound, to arrange purchasers for, or to purchase, such defaulted shares in the proportion that their underwriting commitment bears to the underwriting commitment of all non-defaulting underwriters. The decision of the non-defaulting underwriters not to arrange purchasers for, nor to purchase, the default shares will not result in a termination of the underwriting agreement and the underwriters may proceed with the offering with the number of shares to be purchased by the non-defaulting underwriters.

         Bayerische Hypo - und Vereinsbank Aktiengesellschaft and BNP PARIBAS will act as joint global coordinators and bookrunners in the offering. The role of the joint global coordinators is to allocate the shares among the underwriters, to represent the underwriters at the pricing and to coordinate the progress of the global offering and distribution of the shares. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to [______] per share from the public offering price.

         Each underwriter has agreed that it will not offer, sell, purchase, subscribe or deliver, directly or indirectly, any offered shares or distribute any offering material in relation to offered shares in or from any jurisdiction, except under circumstances that will result in compliance with all applicable laws and regulations and that it will comply with the laws and regulations in force in any jurisdiction to which it is subject or in which it may make offers or sales of offered shares.

         Under the underwriting agreement, subject to certain exceptions, the members of each selling syndicate are entitled to offer and sell offered shares only within the region for which they are a selling syndicate member. In particular, only affiliates of the underwriters registered as broker-dealers in the United States are entitled to offer and sell shares of common stock offered pursuant to this prospectus in the United States, and all of the other selling syndicate members are entitled to offer and sell shares of common stock being offering pursuant to this prospectus only outside the United States.

         Affiliates of the Underwriters registered as broker-dealers in the United States will offer up to 500,000 shares to large institutional investors located in the U.S. We are not aware of any formal or informal understandings with institutional investor purchasers in the U.S. with regard to resales, holding periods or purchaser agreements. We intend to register the shares of our common stock under the U.S. Securities Exchange Act of 1934.

         All of our stockholders and optionholders (other than employees and officers) have signed one-year lock-up agreements under which they agreed not to sell or otherwise transfer, directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, any shares of common stock except as permitted in the lock-up agreements without the prior written consent of the underwriters. Gary Barber, Roger Birnbaum, Jonathan Glickman, Andrew Larner, Paul Schwake and Paul Neinstein have entered into three year lock-up agreements that provide that they will not sell or otherwise transfer, directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, any shares of common stock except as permitted in the lock-up agreements during the three year period following the admission of our shares to the Neuer Markt without the prior written consent of the underwriters, provided certain contributions of shares may be made to charities six months following the admission of our shares to the Neuer Markt, which charities will be required to enter into certain lock-up arrangements. Notwithstanding the preceding sentence, such officers may transfer up to 15% of the common stock held by each officer on the date of this prospectus in the second year following the admission of our shares to the Neuer Markt and 30% of the common stock held by each officer on the date of this prospectus in the third year following the admission of our shares to the

Neuer Markt without the written consent of the underwriters. The lock-up agreements entered into by all others expire one year after the admission of our shares to the Neuer Markt. These lock-up agreements do not prevent us from granting additional options under our stock incentive plan. After the expiration of the applicable lock-up restrictions, shares that can be sold under Rule 144 will be eligible for sale. The underwriters may, in their sole discretion, at any time and without notice, release all or any portion of the shares subject to these lock-up agreements.

         We have agreed that, beginning on the date of the admission of our shares to the Neuer Markt and continuing until one year following such date, we will not, without the prior written consent of the joint global coordinators,
(i) issue (other than the issuance of shares authorized for the purpose of sale in this offering), offer for sale or sell or otherwise dispose of shares of common stock, including securities exchangeable, redeemable or convertible into, or otherwise giving rights to acquire, shares of common stock, or permit any of our subsidiaries to offer for sale or sell any of the aforementioned securities or securities exchangeable, redeemable or convertible into any of the aforementioned securities (except for shares of common stock being offered pursuant to this prospectus) or (ii) grant options or issue or grant warrants with respect to any of the aforementioned securities other than options granted to our employees or the employees of any of our subsidiaries having an exercise date more than 180 days following the effective date of the admission of our shares to the Neuer Markt otherwise than in accordance with the Underwriting Agreement.

         In connection with this offering of shares of common stock, certain persons on behalf of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the shares of common stock on the Neuer Markt. Specifically, Bayerische Hypo - und Vereinsbank Aktiengesellschaft and BNP PARIBAS, may over-allot in connection with this offering of shares of common stock, creating a short position in shares for their respective accounts. In addition, to cover all or a portion of such short position or to stabilize the price of the shares of common stock, Bayerische Hypo - und Vereinsbank Aktiengesellschaft and BNP PARIBAS for the account of the joint global coordinator and the underwriters may bid for, and purchase the shares in the open market. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. Any of these activities may stabilize or maintain the market price of the shares of common stock at levels above those which might otherwise prevail in the open market. Such activities are not required, and if such activities are undertaken, they may be discontinued at any time.

         It is expected that delivery of the shares against payment therefore will be made on or about [____________], which is the [_____] New York business day following the date hereof. Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, a transaction in the secondary market generally is required to settle in three business days, unless the parties to such transaction expressly agree otherwise. Accordingly, purchasers who wish to sell the shares offered hereby on the date hereof will be required, because the shares offered hereby initially will settle on the [______] New York business day from the date hereof, to specify an alternate settlement cycle at the time of such transaction to prevent a failed settlement. Purchasers of shares offered hereby who wish to sell the shares on the date hereof should consult their own advisor.

         Certain of the underwriters and certain of their respective affiliates have performed services for, and have banking relationships with, us in the ordinary course of their business.

SELLING RESTRICTIONS

         Neither we nor the underwriters have taken, or will take any action in any jurisdiction other than Germany and the United States that would permit a public offering of the shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

UNITED KINGDOM
         Each underwriter has severally represented and agreed that (i) it has not offered or sold and will not offer or sell any shares to persons in the United Kingdom, prior to the date six months after the date of delivery of the shares, except, in each case, to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent, for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue or sale of the shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended), or is a person to whom such document may otherwise lawfully be issued or passed on.

THE NETHERLANDS
         The offered shares may only be, directly or indirectly, offered, sold, transferred or delivered, in or from the Netherlands, to individuals or legal entities (including banks, brokers, securities dealers, institutional investors or companies with a securities department) that invest or trade in securities in the course of their business or professional activities.

CANADA
         Neither we, nor the underwriters, have taken, nor will take, any action that would permit a public offering or a private placement of the shares of common stock being offered pursuant to this prospectus in Canada.

JAPAN
         Neither we, nor the underwriters, have taken, nor will take, any action that would permit a public offering or a private placement of the shares of common stock being offered pursuant to this prospectus in Japan.

                                  LEGAL MATTERS

         Our counsel, Akin Gump Strauss Hauer & Feld, LLP, Los Angeles, California, has rendered an opinion that the common stock offered by us, upon its sale will be duly and validly issued, fully paid and non-assessable. Freshfields Bruckhaus Deringer has acted as counsel to the underwriters in connection with certain legal matters relating to this offering.

                                     EXPERTS

         The combined balance sheets as of December 31, 1998, 1999 and 2000, and the related combined statements of operations, partners' capital and cash flows for the period from October 22, 1998 (inception) to December 31, 1998, and the years ended December 31, 1999 and 2000 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants with their business address at 633 West Fifth Street, Los Angeles, California 90071, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            THE GERMAN EQUITY MARKET

THE FRANKFURT STOCK EXCHANGE

         The Frankfurt Stock Exchange is the most significant of the eight German stock exchanges and accounted for approximately 85% of the turnover in traded shares in Germany in the first nine months of 2000. The aggregate annual turnover of the Frankfurt Stock Exchange in 2000 of more than Euro4 billion, based on the Frankfurt Stock Exchange's practice of separately recording the sale and purchase components involved in any trade, for both equity and debt instruments, made it one of the largest stock exchanges in the world.

         The Neuer Markt segment of the Frankfurt Stock Exchange is a trading segment that was launched in March 1997. It is designed for innovative, small to mid-size companies in high growth industries or in traditional industries that have an international orientation and that are willing to provide active investor relations. Issuers are requested to provide investors on an ongoing basis with information such as annual and quarterly reports, including cash flow statements, and a corporate action timetable. This information is required to be submitted in English and German as well as in electronic form, thus enabling the stock exchange to disseminate corporate information via the Internet. On September 30, 2000, shares of 319 companies, including 51 non-German companies, were traded on the Neuer Markt.

TRADING ON THE NEUER MARKT

         Trading of shares listed on the Neuer Markt takes place on the floor of the stock exchange, but is computer-aided. Shares listed on the Neuer Markt can also be traded on a computer-aided system called Xetra. Trading takes place on every business day between 8:30 a.m. and 8:00 p.m., Frankfurt time. Trading within the Xetra system is done by banks and securities dealers who have been admitted to trading on at least one of Germany's stock exchanges. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations.

         Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets off the Frankfurt Stock Exchange. Price is determined by open bid by state-appointed specialists (amtliche Makler) who are themselves exchange members, but who do not, as a rule, deal with the public. Prices of shares traded on the Neuer Markt are displayed continuously during trading hours.

         Transactions on the Frankfurt Stock Exchange, including transactions within the Xetra system, are settled on the second business day following trading. Transactions off the Frankfurt Stock Exchange, for large volumes or if one of the parties is foreign, are generally also settled on the second business day following trading, unless the parties have agreed upon a different date. Following a recent amendment to the conditions of German banks for securities trading (Sonderbedingungen fur Wertpapiergeschaefte), customers' orders to buy or sell listed securities must be executed on a stock exchange, unless the customer instructs otherwise. Trading can be suspended by the Frankfurt Stock Exchange if orderly stock exchange trading is temporarily endangered or if a suspension is in the public interest.

         A specific feature of the Neuer Markt is the introduction of the obligatory "Designated Sponsor" or, an entity admitted for trading at the Frankfurt Stock Exchange which provides additional liquidity by quoting prices for the buying and selling of shares on request. Each issuer on the Neuer Markt is required to nominate at least two Designated Sponsors which will not only ensure that there is sufficient liquidity for its shares, but also serve as consultants on all stock market related matters for the issuer.

                             GERMAN TAXATION MATTERS

         The following is a summary discussion of certain tax matters arising under German tax law. The summary does not purport to be a comprehensive description of all tax considerations which may be relevant for a decision to acquire shares of our common stock. The discussion is based upon the tax laws of Germany in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect. The discussion does not address aspects of German taxation other than the taxation of dividends, capital gains taxation and inheritance and gift taxation, and does not address all aspects of such German taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular purchaser. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR PROFESSIONAL ADVISORS AS TO THE TAX CONSEQUENCES OF THE PURCHASE, THE OWNERSHIP AND THE DISPOSITION OF OUR SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF TAX LAWS OF ANY JURISDICTION OTHER THAN GERMANY.

         On October 23, 2000 the Tax Reduction Act (STEUERSENKUNGSGESETZ) was enacted. This legislation implements a fundamental income tax reform, which partly became effective as of January 1, 2001, and will partly become effective in the following years. The Tax Reduction Act has been amended since its enactment and is likely to be further changed by technical corrections legislation. Dividends and capital gains from shares in German corporations will generally be subject to the new tax regime from 2002. By contrast, it appears likely that income from shares in foreign corporations will be subject to the new rules in 2001. Due to the ambiguous language of the transition rules of the Tax Reduction Act, however, it is possible that the German tax courts and tax authorities will only apply the new tax regime to income and capital gains derived from shares from 2002. Special rules further postponing the application of the new rules may apply where the stockholder is a corporation whose fiscal year is not the calendar year. The section "Possible Variation in 2001" below explains the tax rules that would then apply. Unless explicitly stated otherwise, the following summary reflects the new tax regime introduced by the Tax Reduction Act.

TAXATION OF DIVIDENDS

INDIVIDUALS

         Half of the gross dividends (prior to deduction of U.S. withholding tax) paid on our shares that (i) are held by an individual who is a tax resident of Germany (such term includes an individual having a residence or his or her habitual abode in Germany) ("German Holder") or (ii) form part of the assets of a trade or business of a nonresident individual and either are attributable to a permanent establishment or a fixed base in Germany or for which a permanent representative has been appointed in Germany (together a "German Permanent Establishment") ("Foreign Holder"), are subject to income tax (plus solidarity surcharge and possibly church tax). Additionally, half of the gross dividends are subject to trade tax if the shares form part of the assets of a trade or business, unless the shareholding is at least 10% of the issued share capital since the beginning of the respective calendar year and further requirements are met. Where applicable, trade tax is creditable against the stockholder's income tax in whole or in part.

         German and Foreign Holders may deduct from the taxable portion of dividends received half of the expenses related to their shareholding. Where no higher related expenses (WERBUNGSKOSTEN) are shown by a German Holder the expenses related to all investment income derived in a given year will be assumed to be DM 100 per annum in 2001 and Euro 51 p.a. from 2002 (DM 200 p.a. in 2001 and Euro 102 p.a. from 2002 in the case of married couples filing joint returns), provided that the shares do not form part of the assets of a trade or business. German Holders whose shares do not form part of the assets of a trade or business may claim an annual tax allowance for investment income (SPARERFREIBETRAG) of DM 3,000 p.a. in 2001 and Euro 1,550 p.a. from 2002 (DM 6,000 p.a. in 2001 and Euro 3,100 p.a. from 2002 in the case of married couples filing joint returns). The allowance is applied to all investment income (net of related expenses) received in a given year. Special rules may apply to stockholders qualifying as a bank or financial services institutions as defined by the German Banking Supervisory Act (KREDITWESENGESETZ).

         German Holders are entitled to a refund or reduction of U.S. withholding tax in excess of 15% under the U.S.-German Double Taxation Treaty. German Holders may seek a reduction or refund of U.S. withholding tax under Double Taxation Treaty within four years following the year end in which the dividend was received.

         German Holders may claim a credit for U.S. dividend withholding tax not refundable under the U.S.-German Double Taxation Treaty against their German income tax liability on their U.S.-source income. Alternatively, the individual German Holder may deduct the non-refundable U.S. tax in determining his or her taxable investment income. The credit is only allowed and the deduction will only be beneficial to the stockholder, to the extent the dividends are actually subject to German income tax taking into account the exemption of half of the dividends from German tax, the deduction of related expenses and the annual allowance.

CORPORATIONS

         Dividends paid to a corporate stockholder are exempt from German corporate income tax and, subject to certain further requirements, trade tax. Expenses related to the holding of shares are fully deductible for German tax purposes if the stockholder is a corporation (i) which is a tax resident of Germany (such term includes corporations whose statutory seat or principal place of management and control is located in Germany) or (ii) which is a nonresident whose shares are attributable to a German Permanent Establishment. However, 5% of the dividends paid are deemed a non-deductible expense and, therefore, will be subject to German corporate income and trade taxes. No credit or deduction for U.S. withholding tax is available to corporate stockholders. Exceptions from these rules may apply to banks, financial services institutions and financial enterprises (I.E., certain holding companies), in each case as defined by the German Banking Supervisory Act.

CAPITAL GAINS TAXATION

INDIVIDUALS

         Half of the capital gains from the disposal of shares within one year following their acquisition will be taxed to German and Foreign Holders at regular rates. Regardless of the holding period, half of the gain will be taxable if shares form part of the assets of a trade or business or if the stockholder has held an interest of 1% or more in the issued share capital of our company at any time during the five years preceding the disposition. Where shares have been acquired without consideration the previous owner's shareholding and holding period will also be taken into account. Losses from the disposal of shares may not be deductible in whole or in part. Special rules may apply to stockholders qualifying as a bank or financial services institution as defined by the German Banking Supervisory Act.

CORPORATIONS

         Capital gains or losses from the disposal of shares are exempt from corporate income tax and, subject to certain further requirements, also from trade tax. Exceptions from this rule may apply to banks, financial services institutions and financial enterprises (I.E., certain holding companies), in each case as defined by the German Banking Supervisory Act.

POSSIBLE VARIATION IN 2001

         As indicated above it cannot be entirely ruled out that the German tax courts and tax authorities will apply the tax regime explained above only from 2002. If this were the case, for the tax year 2001 the following variations from the tax rules explained above would need to be taken into account.

INDIVIDUALS

         German and Foreign Holders (as explained above) would have to take into income the full amount of the dividend received and would be allowed to deduct all related expenses. Where trade tax applies, no trade tax credit would be allowed against the stockholder's income tax. Capital gains derived by an individual would be fully taxable, provided the prerequisites stated above at Capital Gains Taxation are met.

CORPORATIONS

         Corporations tax-resident in Germany or nonresident corporations whose shares are attributable to a German Permanent Establishment would be subject to corporate income and trade tax on dividends received and capital gains derived from a disposition of shares, unless their shareholding is 10% or more of the issued share capital of our company in which case 5% of the dividends received would be treated as a non-deductible expense. A credit for U.S. withholding tax not refundable under the U.S.-German Double Taxation Treaty would be available to the extent the dividends are fully taxable. Special rules further postponing the application of the new rules may apply where the stockholder is a corporation whose fiscal year is not the calendar year.

INHERITANCE AND GIFT TAXES

         The transfer of shares by reason of death or as a gift is subject to inheritance and gift tax, based on the market price at the time of the taxable event, if:

         (i) the decedent or donor or heir, donee or other transferee has his or her residence or habitual abode in Germany, or is of German nationality and has not stayed continuously outside of Germany without having a residence in Germany for a period exceeding five years prior to the transfer (certain public officials and their relatives (if of German nationality) are also covered even if residing outside Germany) or

         (ii) the shares form part of the assets of a trade or business for which a permanent establishment is maintained, or for which a permanent representative has been appointed, in Germany.

OTHER GERMAN TAXES

         There are no German transfer, stamp or other similar taxes which would apply to the sale or transfer of shares. Currently no net worth tax or trade tax on capital is levied in Germany.

                            UNITED STATES TAX MATTERS

         The following is a summary of certain United States federal income, gift and estate tax consequences under present law of the purchase, ownership and disposition of our common shares. The summary addresses only persons that will hold our common shares as capital assets. It does not address the tax treatment of purchasers subject to special rules, such as banks, dealers, insurance companies, governments, international organizations, tax-exempt entities, intermediate entities in conduit financing arrangements, holders of 10 percent or more of our shares, "U.S. holders" who use a functional currency other than the United States dollar and persons holding these shares as part of a hedge, straddle, conversion or constructive sale transaction. The summary does not consider the circumstances of any particular purchaser; it is not a substitute for tax advice. POTENTIAL PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF PURCHASING OUR COMMON SHARES.

         As used here, "U.S. holder" means a beneficial owner of one or more of our common shares where such owner is (i) a United States citizen or resident,
(ii) a corporation, partnership or other business entity organized under United States laws, (iii) a trust subject to the control of a United States person and the primary supervision of a United States court or (iv) an estate the income of which is subject to United States federal income tax regardless of its source. As used here, "non-U.S. holder" means any person who is not a U.S. holder as described above.

CONSEQUENCES FOR U.S. HOLDERS

DIVIDENDS

         Dividends paid to a U.S. holder will be included in the gross income of the U.S. holder as ordinary income from United States sources. If the U.S. holder is a corporation, the dividends may be eligible for the dividends-received deduction. Dividends paid in property will have a value equal to the fair market value of the distributed property on the date the dividends are paid. For United States federal income tax purposes, taxable dividends also include (i) amounts received pursuant to a pro rata redemption of our shares and
(ii) distributions of additional shares if any holder may elect instead to receive cash or other property or if some holders receive cash while others receive additional shares.

DISPOSITIONS

         A U.S. holder will recognize capital gain or loss on the sale or other disposition (including a non-pro rata redemption) of our shares in an amount equal to the difference between the U.S. holder's basis in the shares and the amount realized from the sale or other disposition. Any gain or loss generally will be long-term capital gain or loss if the shares have been held for more than one year on the date of the sale or exchange. Any gain or loss generally will be treated as arising from United States sources.

CONSEQUENCES FOR NON-U.S. HOLDERS

DIVIDENDS

         Dividends paid to a non-U.S. holder generally will be subject to the withholding of United States federal income tax. The withholding rate is 30% unless the non-U.S. holder is entitled to a lower rate under an income tax treaty. Dividends include (i) distributions of property, (ii) cash or property received in pro rata redemption of our shares and (iii) distributions of additional shares if any holder may elect instead to receive cash or other property or if some holders receive cash while others receive additional shares.

         The United States-Germany income tax treaty reduces the rate of withholding on dividends received by a German resident to 15%. In the case of a German corporation that beneficially owns at least 10% of our voting shares, the rate is reduced to 5%.

         To claim a lower rate of withholding, a non-U.S. holder must provide a properly completed Internal Revenue Service Form W-8 to the person otherwise required to withhold the United States tax. A non-U.S. person holding our shares through a United States partnership or other fiscally transparent entity may be subject to withholding on its share of our dividends unless it provides a Form W-8 to the entity or its agents. A non-U.S. holder that fails to claim a reduced withholding rate to which it is entitled may claim a refund from the Internal Revenue Service.

         Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business within the United States (and, if a treaty applies, attributable to the holder's permanent establishment within the United States) are subject to federal income tax on a net income basis at regular, graduated individual or corporate rates. In order to avoid the withholding of tax from dividends effectively connected with its United States trade or business, however, a non-U.S. holder must provide Internal Revenue Service Form W-8ECI to the person otherwise required to withhold. Earnings actually or constructively withdrawn from a non-U.S. holder's United States trade or business are subject to an additional branch profits tax at the same rate that would apply to dividends distributed by a wholly-owned United States subsidiary of the holder.

GAINS
         Gain recognized by a non-U.S. holder on the disposition of our common shares is not subject to United States federal income tax unless (i) the gain is effectively connected with the non-U.S. holder's United States trade or business (and, if a treaty applies, attributable to the non-U.S. holder's United States permanent establishment) or (ii) the holder is an individual present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met. Gain effectively connected with the conduct of a United States trade or business is subject to tax on a net income basis at regular, graduated individual or corporate tax rates. A preferential rate applies to an individual's gain on shares held for at least one year. Branch profits tax applies to earnings of a corporation actually or constructively withdrawn from the United States trade or business. The net capital gains of an individual taxable simply on account of his or her presence within the United States bear tax at a rate of 30%.

         Non-U.S. holders are subject to tax on gain from shares in a United States real property holding corporation. We are not and do not anticipate becoming a United States real property holding corporation. Even if we were a United States real property holding corporation, as long as our shares are regularly traded on an established securities exchange the tax does not apply to a non-U.S. holder that has held no more than 5% of our shares within 5 years of recognizing the gain.

GIFT AND ESTATE TAXES

         Gifts of our shares made by non-U.S. holders generally will not be subject to United States federal gift tax. Shares held by a non-U.S. holder at the time of death will be included in the non-U.S. holder's gross estate for United States federal estate tax purposes unless a treaty provides otherwise. A credit effectively exempts from tax the first $600,000 worth of the holder's United States taxable estate, which generally includes property situated within the United States, shares of United States corporations and certain debt obligations of United States obligors.

         Under the United States-Germany estate tax treaty, the United States federal estate tax does not apply to shares held by a German resident unless the shares form part of the business property of the non-U.S. holder's United States permanent establishment or fixed base.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         Distributions on our common shares and proceeds from a sale of our common shares may be reported to the Internal Revenue Service, and a 31% backup withholding tax may apply to such amounts unless the holder (i) is a corporation, (ii) provides a properly executed Form W-8 or (iii) otherwise establishes a basis for exemption. The amount of any backup withholding tax will be refunded or credited against the holder's United States federal income tax liability if the holder furnishes the appropriate information to the Internal Revenue Service.

HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEM.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Securities and Exchange Commission in Washington, D.C., a registration statement under the Securities Act with respect to this offering. This prospectus does not contain all of the information set forth in such registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and with respect to any contract or other document filed as an exhibit to such registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. For further information about us and the shares offered, please review the registration statement and the exhibits. A copy of the registration statement, including the exhibits, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain prescribed rates.

         When this offering is consummated, we will become subject to the informational requirements of the Securities Exchange Act and will file reports and other information with the Securities and Exchange Commission in accordance with its rules. These reports and other information concerning us may be inspected and copied at the public reference facilities referred to above as well as some of the regional offices of the Securities and Exchange Commission.

         The Securities and Exchange Commission maintains a web site, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

                          INDEX TO FINANCIAL STATEMENTS


                                                                           PAGE
Report of Independent Public Accountants.................................  F-2
Combined Balance Sheets as of December 31, 1998, 1999 and 2000...........  F-3
Combined Balance Sheets as of March 31, 2001 (unaudited) ................  F-4
Combined Statements of Operations for the Period From October 22, 1998
   (inception) to December 31, 1998 and the
   Years Ended December 31, 1999 and 2000................................  F-5
Combined Statements of Operations for the Three Months Ended
   March 31, 2000 and 2001 (unaudited)...................................  F-6
Combined Statements of Partners' Capital for the Period From
   October 22, 1998 (inception) to December 31, 1998,
   the Years Ended December 31, 1999 and 2000, and the
   Three Months Ended March 31, 2001 (unaudited).........................  F-7
Combined Statements of Cash Flows for the Period From October 22, 1998
   (inception) to December 31, 1998 and the
   Years Ended December 31, 1999 and 2000................................  F-8
Combined Statements of Cash Flows for the Three Months Ended
   March 31, 2000 and 2001 (unaudited)...................................  F-9
Notes to the Combined Financial Statements............................... F-10


                                    Page F-1

After the reincorporation, as discussed in note 12 of the Notes to the Combined Financial Statements is effected, we expect to be in a position to render the following audit report.


ARTHUR ANDERSEN LLP



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Spyglass Entertainment Group, L.P. and B&B Company:

         We have audited the accompanying combined balance sheets of Spyglass Entertainment Group, L.P. (a Delaware limited partnership), and subsidiaries and B&B Company (a California general partnership) (collectively the "Companies") as of December 31, 1998, 1999 and 2000, and the related combined statements of operations, partners' capital and cash flows for the period from October 22, 1998 (inception), to December 31, 1998 and the years ended December 31, 1999 and 2000. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Spyglass Entertainment Group, L.P. and subsidiaries and B&B Company as of December 31, 1998, 1999 and 2000, and the results of their combined operations and their combined cash flows for the period from October 22, 1998 (inception) to December 31, 1998 and the years ended December 31, 1999 and 2000 in conformity with accounting principles generally accepted in the United States.




Los Angeles, California
March 6, 2001 (except
with regard to the matters
discussed in Note 12, as to
which the date is _________, 2001)


                                    Page F-2

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY

                             Combined Balance Sheets
                             (amounts in thousands)

                                                           DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                                               1998           1999            2000
                                                          -------------   -------------   ------------
ASSETS

Cash and cash equivalents..............................   $     13,162    $      4,537    $    23,659
Accounts receivable....................................             74           1,336          8,133
Film costs, net........................................          9,141         137,053        128,516
Other assets, net......................................          2,508          10,829          6,982
                                                          -------------   -------------   ------------
                                                          $     24,885    $    153,755    $   167,290
                                                          =============   =============   ============
LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses..................   $     10,420    $       548     $     6,158
Accrued participations and residuals...................             --           3,096          7,044
Deferred revenues......................................             --          36,789         46,313
Bank and other borrowings..............................            945          83,567          3,320
                                                          -------------   -------------   -----------
                                                                11,365         124,000         62,835
Commitments and contingencies
Partners' capital......................................         13,520          29,755        104,455
Common stock, $.001 par value per share, 100,000,000
shares authorized; 36,678,894 pro forma shares issued
and outstanding........................................             --              --             --
Additional paid-in capital.............................             --              --             --
Retained earnings......................................             --              --             --
                                                          -------------   -------------   ------------
                                                          $     24,885    $    153,755    $   167,290
                                                          =============   =============   ============



        The accompanying notes to the combined financial statements are an integral part of these statements.


                                    Page F-3

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY
                             Combined Balance Sheets
                             (amounts in thousands)
                                                                               MARCH 31,
                                                            MARCH 31,            2001
                                                               2001            PRO FORMA
                                                          -------------   --------------
                                                           (UNAUDITED)      (UNAUDITED)
ASSETS

Cash and cash equivalents..............................   $     10,818    $         --

Accounts receivable....................................          8,755           8,755

Film costs, net........................................        168,464         168,464

Deferred tax...........................................             --          12,006

Other assets, net......................................          6,365           1,365
                                                          -------------   --------------
                                                          $    194,402    $    190,590
                                                          =============   ==============

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses..................   $     10,275    $     10,275

Accrued participations and residuals...................          7,685           7,685

Deferred revenues......................................         33,765          33,765

Bank and other borrowings..............................         23,482         112,664
                                                          -------------   --------------

                                                                75,207         164,389
Commitments and contingencies

Partners' capital......................................        119,195              --
Common stock, $.001 par value per share, 100,000,000
shares authorized; 36,678,894 pro forma shares issued
and outstanding........................................             --              37

Additional paid-in capital.............................             --          26,164

Retained earnings......................................             --              --
                                                          -------------   --------------
                                                          $    194,402    $    190,590
                                                          =============   ==============



        The accompanying notes to the combined financial statements are an integral part of these statements.


                                    Page F-4

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY
                        Combined Statements of Operations
               (in thousands, except for share and per share data)

                                                        OCTOBER 22,
                                                            1998
                                                       (INCEPTION) TO
                                                         DECEMBER 31,       YEAR ENDED DECEMBER 31,
                                                            1998            1999              2000
                                                       --------------  ---------------  ---------------
Revenues:
       Minimum guarantees.........................     $          --   $       84,461   $       86,715
       Overages and others........................                --           23,995          172,390
                                                       --------------  ---------------  ---------------
 Total revenues...................................                --          108,456          259,105
                                                       --------------  ---------------  ---------------
Direct costs:
       Film costs.................................                --           63,516          123,990
       Distribution costs.........................                --           18,362           23,179
                                                       --------------  ---------------  ---------------
Total direct costs................................                --           81,878          147,169
                                                       --------------  ---------------  ---------------
       Gross profit...............................                --           26,578          111,936

Operating expenses................................             1,467            4,918            6,758
Contingent compensation...........................                --            2,073           10,225
                                                       --------------  ---------------  ---------------
Operating income (loss)...........................            (1,467)          19,587           94,953

Interest expense, net.............................                23            1,502              325
                                                       --------------  ---------------  ---------------
Income (loss) before pro forma provision for
       income taxes...............................            (1,490)          18,085           94,628
Pro forma provision for income taxes (unaudited)..               (13)          (5,480)         (36,728)
                                                       --------------  ---------------  ---------------
Pro forma income (loss) (unaudited)...............     $      (1,503)  $       12,605   $       57,900
                                                       ==============  ===============  ===============
Earnings (loss) per common share:
Basic  ...........................................     $       (0.04)  $         0.49   $         2.58
                                                       ==============  ===============  ===============
Diluted...........................................     $       (0.04)  $         0.47   $         2.37
                                                       ==============  ===============  ===============
Weighted average shares outstanding:
Basic  ...........................................        36,678,894       36,678,894       36,678,894
                                                       ==============  ===============  ===============
Diluted...........................................        37,843,161       38,248,017       39,862,830
                                                       ==============  ===============  ===============
Pro forma earnings (loss) per common share:
Basic  ...........................................     $       (0.04)  $         0.34   $         1.58
                                                       ==============  ===============  ===============
Diluted...........................................     $       (0.04)  $         0.33   $         1.45
                                                       ==============  ===============  ===============
Pro forma weighted average shares outstanding:
Basic  ...........................................        36,678,894       36,678,894       36,678,894
                                                       ==============  ===============  ===============
Diluted...........................................        37,843,161       38,248,017       39,862,830
                                                       ==============  ===============  ===============



        The accompanying notes to the combined financial statements are an integral part of these statements.


                                    Page F-5

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY
                        Combined Statements of Operations
               (in thousands, except for share and per share data)

                                                           MARCH 31,         MARCH 31,
                                                             2000              2001
                                                       -----------------  ---------------
                                                         (UNAUDITED)       (UNAUDITED)
Revenues:
       Minimum guarantees............................  $            511   $       17,293
       Overages and others...........................            69,843           22,828
                                                       -----------------  ---------------
 Total revenues......................................            70,354           40,121
                                                       -----------------  ---------------
Direct costs:
       Film costs....................................            19,317          (18,727)
       Distribution costs............................             5,876            2,563
                                                       -----------------  ---------------
Total direct costs...................................            25,193           21,290
                                                       -----------------  ---------------
       Gross profit..................................            45,161           18,831

Operating expenses...................................             1,511            2,674
Contingent compensation..............................             4,441            1,625
                                                       -----------------  ---------------
Operating income (loss)..............................            39,209           14,532
Interest expense, net................................               757              (97)
                                                       -----------------  ---------------
Income before pro forma provision for
       income taxes..................................            38,452           14,629
Pro forma provision for income taxes (unaudited).....           (14,924)          (5,799)
                                                       -----------------  ---------------
Pro forma income (unaudited).........................  $         23,528   $        8,830
                                                       =================  ===============
Earnings per common share:
Basic  ..............................................  $           1.05   $         0.40
                                                       =================  ===============
Diluted..............................................  $           0.97   $         0.37
                                                       =================  ===============
Weighted average shares outstanding:
Basic  ..............................................        36,678,894       36,678,894
                                                       =================  ===============
Diluted..............................................        39,448,307       40,000,000
                                                       =================  ===============

Pro forma earnings per common share:
Basic  ..............................................  $           0.64   $         0.24
                                                       =================  ===============
Diluted..............................................  $           0.60   $         0.22
                                                       =================  ===============
Pro forma weighted average shares outstanding:
Basic  ..............................................        36,678,894       36,678,894
                                                       =================  ===============
Diluted..............................................        39,448,307       40,000,000
                                                       =================  ===============



        The accompanying notes to the combined financial statements are an integral part of these statements.


                                    Page F-6

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY

                    Combined Statements of Partners' Capital
                             (amounts in thousands)
                                                                                       BGP
                                            GENERAL      LIMITED      PREFERRED    INVESTMENTS     CONTRIBUTION
                                            PARTNER      PARTNERS     INTEREST       PARTNERS       RECEIVABLE       TOTAL
                                            --------    ----------   ------------  -----------     ------------   -----------
Balance, October 22, 1998 (inception).....  $    --     $      --    $        --   $       --      $       --     $       --
       Capital contributions..............       --            10         15,000           --              --         15,010
       Net loss...........................      (15)       (1,475)            --           --              --         (1,490)
                                            --------    ----------   ------------  -----------     -----------    -----------
Balance, December 31, 1998................      (15)       (1,465)        15,000           --              --         13,520
       Capital contributions..............       --         6,000             --           --          (1,250)         4,750
       Distributions .....................       --        (6,600)            --           --              --         (6,600)
       Net income.........................      181        17,904             --           --              --         18,085
                                            --------    ----------   ------------  -----------     -----------    -----------
Balance, December 31, 1999................      166        15,839         15,000           --          (1,250)        29,755
       Capital contributions..............       --            --             --          200           1,250          1,450
       Distributions .....................       --       (21,792)            --           --              --        (21,792)
       Nonemployee stock compensation.....       --           414             --           --              --            414
       Net income.........................      946        93,682             --           --              --         94,628
                                            --------    ----------   ------------  -----------     -----------    -----------
Balance, December 31, 2000................    1,112        88,143         15,000          200              --        104,455
       Nonemployee stock compensation.....       --           111             --           --              --            111
       Net income.........................      146        14,483             --           --              --         14,629
                                            --------    ----------   ------------  -----------     -----------    -----------
Balance, March 31, 2001 (unaudited).......  $ 1,258     $ 102,737    $    15,000   $      200           --           119,195
                                            ========    ==========   ============  ===========     ===========    ===========



        The accompanying notes to the combined financial statements are an integral part of these statements.


                                    Page F-7

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY

                        Combined Statements of Cash Flows
                             (amounts in thousands)

                                                     OCTOBER 22,
                                                        1998
                                                   (INCEPTION) TO
                                                    DECEMBER 31,      YEAR ENDED DECEMBER 31,
                                                         1998          1999         2000
                                                    -------------  -----------  -----------
Cash flows from operating activities:
   Net income (loss) ...........................    $     (1,490)  $   18,085    $   94,628
   Adjustments to reconcile net income (loss)
     to net cash provided by (used in)
     operating activities:
       Nonemployee stock compensation...........              --           --           414
       Depreciation and amortization of other
        assets..................................              --          157           212
       Amortization of film costs...............              --       60,420       107,410
       Increase in accounts receivable..........             (74)      (1,262)       (6,797)
       Increase in film costs...................          (9,141)    (188,332)      (98,882)
       (Increase) decrease in other assets......             (70)      (8,055)        3,635
       Increase (decrease) in accounts payable
        and accrued expenses....................          10,420       (9,872)        5,610
       Increase in accrued participations and
        residuals...............................              --        3,096         3,957
       Increase in deferred revenue.............              --       36,789         9,524
                                                    -------------  ------------  -----------
Net cash (used in) provided by operating
activities......................................            (355)     (88,974)      119,711
                                                    -------------  ------------  -----------
Cash flows from investing activities:
       Purchase of equipment....................              --         (423)          --
                                                    -------------  ------------  -----------
Net cash used in investing activities...........              --         (423)          --
                                                    -------------  ------------  -----------
Cash flows from financing activities:
       Additions (repayments) to bank and other
         borrowings.............................             945       82,622       (80,247)
       Deferred debt issuance costs.............          (2,438)          --           --
       Capital contributions....................          15,010        4,750         1,450
       Distribution to partners.................              --       (6,600)      (21,792)
                                                    -------------  ------------  -----------
Net cash provided by (used in) financing
activities......................................          13,517       80,772      (100,589)
                                                    -------------  ------------  -----------
Net increase (decrease) in cash and cash
equivalents.....................................          13,162       (8,625)       19,122

Cash and cash equivalents, beginning of period..              --       13,162         4,537
                                                    -------------  ------------  -----------

Cash and cash equivalents, end of period........    $     13,162   $    4,537    $   23,659
                                                    =============  ============  ===========

Supplemental disclosure of cash flow information:
Interest paid...................................    $         --   $      676    $    3,949
                                                    =============  ============  ===========



        The accompanying notes to the combined financial statements are an integral part of these statements.


                                    Page F-8

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY

                        Combined Statements of Cash Flows
                             (amounts in thousands)

                                                     MARCH 31, 2000   MARCH 31, 2001
                                                     --------------   --------------
                                                      (UNAUDITED)        (UNAUDITED)
Cash flows from operating activities:
   Net income .....................................    $    38,452    $       14,629
   Adjustments to reconcile net income to
     net cash provided by (used in) operating
     activities:
       Nonemployee stock compensation..............             75               111
       Depreciation and amortization of other
        assets.....................................             53                69
       Amortization of film costs..................         11,135            16,284
       Increase in accounts receivable.............        (17,929)             (622)
       Increase in film costs......................        (28,595)          (56,232)
       Decrease in other assets....................             37               743
       Increase in accounts payable and accrued
        expenses...................................          4,277             4,117
       Increase in accrued participations and
        residuals..................................          5,636               641
       Decrease in deferred revenue................        (11,262)          (12,548)
                                                       ------------   ---------------
Net cash provided by (used in) operating activities          1,879           (32,808)
                                                       ------------   ---------------
Cash flows from investing activities:
       Purchase of equipment.......................             --              (195)
                                                       ------------   ---------------
Net cash used in investing activities..............             --              (195)
                                                       ------------   ---------------
Cash flows from financing activities:
       Additions to bank and other borrowings......          6,887            20,162
       Capital contributions.......................            549                --
       Distribution to partners....................        (11,098)               --
                                                       ------------   ---------------
Net cash (used in) provided by financing activities         (3,662)           20,162
                                                       ------------   ---------------
Net decrease in cash and cash
equivalents........................................         (1,783)          (12,841)
Cash and cash equivalents, beginning of period.....          4,537            23,659
                                                       ------------   ---------------
Cash and cash equivalents, end of period...........    $     2,754    $       10,818
                                                       ============   ===============
Supplemental disclosure of cash flow information:
Interest paid......................................    $       879    $           --
                                                       ============   ===============



        The accompanying notes to the combined financial statements are an integral part of these statements.


                                    Page F-9

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY

                   Notes to the Combined Financial Statements
                                December 31, 2000

1.      ORGANIZATION, BASIS OF PRESENTATION AND BUSINESS RISKS

         Spyglass Entertainment Group, L.P. (hereinafter, "Spyglass") is a Delaware limited partnership formed on October 22, 1998 (inception) to engage primarily in the development, production, finance and worldwide distribution of theatrical motion pictures. Spyglass also distributes motion pictures produced or financed, in whole or in part, by third parties.

         In accordance with the terms of the amended Partnership agreement, AB Svensk Filmindustri and Lusomundo Audiovisuais each contributed $3,000,000 to Spyglass (see Note 6). Astra Entertainment Group, LLC ("AEG") is Spyglass' general partner and one of the limited partners as well as AB Svensk Filmindustri and Lusomundo Audiovisuais.

         Gary Barber and Roger Birnbaum (the "principals") formed AEG to be the general partner of Spyglass and also issued limited partnership interests to AEG and to two of its motion picture distributors, AB Svensk Filmindustri and Lusomundo Audiovisuais, and a participating right to Hostage Productions, Inc. ("Hostage"), a wholly-owned subsidiary of The Walt Disney Company.

         The partnership percentage interests in Spyglass as of December 31, 1998, 1999 and 2000 are as follows:

                                                        1998       1999        2000
                                                      ---------  ---------   ---------
Astra Entertainment Group, LLC (general).........            1%         1%     1.0000%
Astra Entertainment Group, LLC (limited).........           97         95     94.7894
AB Svensk Filmindustri...........................           --          2      2.1053
Lusomundo Audiovisuais...........................           --          2      2.1053
Principals.......................................            2         --          --
                                                      ---------  ---------   ---------
                                                           100%       100%        100%
                                                      =========  =========   =========

         There have been no changes in the partnership percentage interests for the period from January 1, 2001 to March 31, 2001.

         On January 28, 2000, Spyglass distributed and transferred to B&B Company all of its right, title and interest in the U.S. domestic and foreign copyrights to and all intangible property rights (other than remake, sequel and prequel rights) associated with THE SIXTH SENSE motion picture in complete liquidation and redemption of its limited partner interest in Spyglass Entertainment Group, L.P. B&B Company also assumed $103,994,000 of Spyglass Entertainment Group, L.P. indebtedness under Spyglass Entertainment Group, L.P.'s bank facility and $14,676,000 of other liabilities relating to THE SIXTH SENSE asset.

         The B&B Company partnership interests are as follows: 50 percent to the Barber Family Partnership and 50 percent to the 2000 Birnbaum Irrevocable Trust. Hostage also has a 9.8 percent participating interest.

         The financial statements are being presented on a combined basis as both Spyglass Entertainment Group, L.P. and subsidiaries and the B&B Company (collectively, the "Companies") are entities under common control.

         Motion picture production and distribution is highly speculative and inherently risky. There can be no assurance of the economic success of such motion pictures since the revenues derived from the production and distribution


                                   Page F-10
depend primarily upon their acceptance by the public, which cannot be predicted. The theatrical success of a motion picture is a very important factor in generating revenues from such motion picture in other media markets.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. UNAUDITED INFORMATION AS MARCH 31, 2000 AND 2001 AND FOR THE PERIOD THEN ENDED

         The accompanying combined financial statements as of March 31, 2000 and 2001 and for the period then ended reflect all adjustments which are, in the opinion of management, necessary for the fair presentation of the combined financial statements for such interim periods. Such adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

         b.   UNCLASSIFIED BALANCE SHEET

         As permitted by Statement of Financial Accounting Standards ("SFAS") No. 53, "Financial Reporting by Producers and Distributors of Motion Pictures, the Companies have presented an unclassified combined balance sheet.

         c.   USE OF ESTIMATES IN PREPARATION OF COMBINED FINANCIAL STATEMENTS

         The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States requires the Companies to make estimates and assumptions that affect the reported amounts of assets and liabilities. The Companies estimate ultimate revenues and costs for feature films for each market based on anticipated release patterns, public acceptance and historical results for similar products. Actual results could differ from those estimates.

         d.   REVENUE RECOGNITION

         The Companies split revenue and cost recognition for each individual motion picture into one of two methods based on the distribution arrangement in each territory.

         The Companies receive nonrefundable minimum guarantees in return for the right to distribute a motion picture in a particular territory or a group of territories for a particular media (i.e. theatrical, video, etc.) or group of media windows. These nonrefundable minimum guarantees are initially recorded as deferred revenues and are recognized when contractual delivery has been made and the underlying rights are first available for exploitation. As part of these distribution arrangements the sub-distributors are required to pay overages once they have recouped the contractually allowable costs. Overages, which are amounts in excess of nonrefundable minimum guarantees that are due to the Companies from distributors, are reported periodically and recognized, net of any contractually allowable costs, at the time the overage is reported.

         In some international territories, the Companies sub-distribute under an arrangement known as a "rent-a-system." In these territories the Companies are entitled to receive all revenues less a distribution fee and the distribution costs incurred by the sub-distributor. The Companies are generally responsible for a portion of the shortfall incurred, if any. Revenues from theatrical distribution of motion pictures are recognized on the dates of exhibition. Revenues from direct home video distribution are recognized, net of an allowance for estimated returns, together with related costs, in the period in which the product is available for sale by the Companies' licensees. Revenues from television licensing, together with related costs, are recognized when the feature film is available to the licensee for telecast.

         Other revenues include producing fees on motion pictures where the Companies provide producing and financing services but do not acquire distribution rights.


                                   Page F-11

         e.   PRO FORMA BALANCE SHEET (UNAUDITED)

         The Companies have presented a pro forma balance sheet as of March 31, 2001, which reflects the reorganization of the Companies as a C corporation holding company. This reorganization results in the establishment of deferred taxes and the partners' capital being reclassified as paid-in-capital. As a C corporation, the computation of deferred taxes is based on federal and state C corporation tax rates, which are not applicable to limited partnerships. The establishment of deferred taxes is based upon the net tax effect of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes (see "Pro Forma Income Taxes (Unaudited)").

         The pro forma data also assumes that the Companies will have distributed $85.0 million dollars in cash plus investments with a book value of $5.0 million by June 15,2001. Also, as part of the reorganization, B&B Company will retain the rights to the revenue and the associated liabilities prior to May 1, 2001 The amount to be retained by B&B Company is approximately $15.0 million. The reorganization results in the establishment of deferred taxes and the partners' capital being reclassified as paid-in-capital. These deferred taxes will include a deferred tax asset relating to the additional tax basis of THE SIXTH SENSE film assets. This asset will be assessed for realizability and any required valuation allowance will also be established. As of March 31, 2001, this deferred tax asset was approximately $9,825,000.

     As part of an arrangement with EuroCapital Advisors, LLC advisory fees will be paid in connection with this offering in consideration for consulting services. Those fees will be netted against the offering proceeds.

         f.   CASH AND CASH EQUIVALENTS

         The Companies consider all highly liquid debt instruments, purchased with an initial maturity of three months or less, to be cash equivalents. The carrying value of the Companies' cash equivalents approximated cost at each balance sheet date.

         g.   ACCOUNTS RECEIVABLE

         Accounts receivable consists primarily of receivables from the Companies' distributors. There were two significant customers accounting for approximately 60 and 79 percent of the Companies' accounts receivable at December 31, 2000 and March 31, 2001, respectively. The carrying amount of these receivables approximates net realizable value.

         h.   ACCOUNTING FOR FILM COSTS

         Film costs include the costs of production and capitalized interest. These costs, as well as participations and residuals, are charged against earnings on an individual motion picture basis in the ratio that the current year's gross motion picture revenues bear to the Companies' estimates of total remaining ultimate motion picture revenues from all sources. Distribution costs, principally advertising costs, are considered period costs and are expensed in the period incurred.

         Film costs are stated at the lower of cost or estimated net realizable value on an individual-motion picture basis. Revenue and cost estimates are continually reviewed by the Companies and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a motion picture will result in an ultimate loss, additional amortization is recognized to the extent required to produce a zero gross margin over the remaining life of the motion picture.

         i.   OTHER ASSETS

         At December 31, 2000 and March 31, 2001, other assets included $54,000 and $180,000, net of accumulated depreciation of $369,000 and $438,000, respectively, of editing hardware and software equipment that are stated at cost. Depreciation of the equipment is computed under the straight-line method over the expected useful lives of applicable assets, ranging from two to three years. The costs of normal maintenance, repairs and minor replacements are charged to expense when incurred. The cost and


                                   Page F-12
accumulated depreciation for equipment sold, retired or otherwise disposed of are relieved from the respective accounts and the resulting gains and losses are reflected in income.

         Other assets include third party participation payments that were advanced in the amount of $9,000,000, at December 31, 1999, which were earned during fiscal year 2000. Other assets also include debt issuance costs of $1,463,000, $488,000, and $244,000, net of amortization, as of December 31, 1999
2000, and March 31, 2001, respectively, related to the bank borrowings discussed in Note 4. These costs are amortized using the effective interest method over the expected term of the bank credit facility. Accumulated amortization was $975,000, $1,950,000 and $2,194,000 at December 31, 1999 and 2000, and March 31,
2001, respectively.

         j.   INCOME TAXES

         Through March 31, 2001, the Companies filed partnership returns, thus no provisions had been made as the liability for such income taxes is the responsibility of the partners. Prior to this offering the ownership interests in the Companies were contributed to a C corporation holding company (see note
9).

         The Companies account for the pro forma income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." SFAS 109 specifies an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events which have been recognized in the Companies' financial statements.

         k.   FINANCIAL INSTRUMENTS

         The carrying values of short-term receivables and payables approximate their estimated fair values because of the short maturity of these instruments.

         The Companies occasionally enter into forward contracts related to specific foreign currency denominated anticipated payments originating from productions outside the United States. The Companies also occasionally enters into forward contracts relating to specific foreign currency receipts.

         l.   PRO FORMA EARNINGS (LOSS) PER COMMON SHARE

         Pro forma earnings (loss) per common share is presented pursuant to SFAS No. 128 "Earnings per share." Pro forma earnings (loss) per share is calculated by dividing net income (loss) including the pro forma provision for income taxes available to common stockholders by the weighted average number of shares outstanding. Diluted earnings (loss) per share reflects the potential dilution from the exercise of options or conversion of other securities into common stock.

         m.   FOREIGN CURRENCY TRANSACTIONS

         The Companies operate in various locations throughout the world and are sometimes subject to risks associated with changing foreign exchange rates. The Companies' objective is to reduce volatility associated with these risks. Accordingly, the Companies occasionally enter into forward contracts related to specific foreign currency denominated anticipated payments originating from productions outside of the United States. The Companies also occasionally enter into forward contracts relating to specific foreign currency receipts.

         Foreign currency denominated transactions are recorded at the exchange rate in effect at the time of occurrence, and the gains or losses resulting from subsequent translation at current exchange rates are included in the accompanying statements of operations.

         The gains and losses on these contracts offset changes in the value of the related exposures. It is the Companies' policy to enter into foreign currency transactions only to the extent considered necessary to meet its objectives as stated above. The Companies do not enter into foreign currency revenues and



                                   Page F-13
foreign currency commitments are deferred until such revenues are recognized or such commitments are met, and offset changes in the value of the foreign currency revenues and commitments.

         n.   COMPREHENSIVE INCOME

         The Companies compute comprehensive income pursuant to SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in financial statements and thereby reports a measure of all changes in equity of an enterprise that result from transactions and other economic events other than transactions with owners.

         The Companies have no comprehensive income items, except net income
(loss), for the period from October 22, 1998 (inception) to December 31, 1998, the years ended December 31, 1999 and 2000, and the three months ended March 31, 2001.

         o.   RECLASSIFICATIONS

         Certain prior year amounts have been reclassified to conform with the current presentation.

         p.   NEW ACCOUNTING PRONOUNCEMENTS

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137, "Deferral of the Effective Date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities," which is effective for all quarters of fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Statement requires derivative instruments to be recorded in the combined statement of financial condition as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative's gain or loss to be offset with the results of the hedged item in the combined statement of operations, or in certain circumstances can be deferred in other comprehensive income and later offset with the results of the hedged item in the combined statement of operations. A company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Management has adopted SFAS No. 133 beginning January 1, 2001 and the impact of such adoption was not material.

         In June 2000, the American Institute of Certified Public Accountants issued Statement of Position 00-2, which, effective for financial statements for fiscal years beginning after December 15, 2000, rescinds SFAS No. 53. SOP 00-2 establishes new accounting and reporting standards for all producers and distributors that own or hold the rights to distribute or exploit motion pictures. SOP 00-2 provides that the cumulative effect of changes in accounting principles caused by its adoption should be included in the determination of net income in conformity with Accounting Principles Board Opinion No. 20, "Accounting Changes." The Companies have adopted SOP 00-2 beginning January 1, 2001 and the impact of such adoption was not material as the existing accounting policy was to expense distribution costs as incurred.


                                   Page F-14

3.       FILM COSTS

         Film costs are summarized as follows (amounts in thousands):

                                        DECEMBER 31,   DECEMBER 31,    DECEMBER 31,    MARCH 31,
                                            1998          1999            2000           2001
                                       -------------  -------------   ------------   ------------
Motion pictures:                                                                     (UNAUDITED)
      Released........................ $         --   $    114,455    $   228,101    $   228,101
      Less accumulated amortization...           --        (60,420)      (168,001)      (184,285)
                                       -------------  -------------   -------------  -------------
      Released, net...................           --         54,035         60,100         43,816
      In production...................        2,269         79,537         65,719        121,313
      In development..................        6,872          3,481          2,697          3,335
                                       -------------  -------------   -------------  -------------
                                       $      9,141   $    137,053    $   128,516    $   168,464
                                      ==============  =============   ============   ============

         Interest costs capitalized to motion pictures were zero, $7,980,000, $2,693,000 and $516,000 for the period from October 22, 1998 (inception) to December 31, 1998, the years ended December 31, 1999 and 2000, and the three months ended March 31, 2001, respectively.

         Based on the Companies' estimates of projected gross revenues as of December 31, 2000, substantially all of the unamortized film costs applicable to released motion pictures will be amortized within three years of release.


4.       BANK AND OTHER BORROWINGS

         Bank and other borrowings is summarized as follows (amounts in thousands):

                                        DECEMBER 31,   DECEMBER 31,    DECEMBER 31,    MARCH 31,
                                            1998          1999            2000           2001
                                       -------------  -------------   ------------   ------------
                                                                                      (UNAUDITED)
Bank credit facility...................$         --   $     78,351    $        --    $    20,117
Other borrowings.......................         945          5,216          3,320          3,365
                                       -------------  -------------   ------------   ------------
                                       $        945   $     83,567    $     3,320    $    23,482
                                       =============  =============   ============   ============


         a.   BANK CREDIT FACILITY

         On December 18, 1998, the Companies entered into a credit facility aggregating $200,000,000 consisting of a five and a half-year revolving facility and a $50,000,000 working capital sub-facility. Proceeds from the Facility bear interest at 1.50 percent over the Adjusted LIBOR rate (8.07% and 6.58% as of December 31, 2000 and March 31, 2001) or 0.50 percent over the banks' Prime Rate (10.00% and 8.50% as of December 31, 2000 and March 31, 2001). Proceeds from the facility are primarily collateralized by substantially all of the assets of the Companies, including by assignment of nonrefundable minimum guarantees from certain distributors payable on the condition of satisfactory delivery of the motion picture to the distributor. The credit facility contains various covenants including limitations on dividends, capital expenditures and indebtedness, and the maintenance of certain financial ratios.

         b.   OTHER BORROWINGS

         Other borrowings relate principally to loans from a distributor at interest rates ranging from approximately five to six percent.


                                   Page F-15

         Bank credit facility and other borrowings as of March 31, 2001 are scheduled to mature as follows (amounts in thousands):

         2001....................................   $   20,117
         2002....................................           --
         2003....................................           --
         Thereafter..............................        3,365
                                                    -----------
                                                    $   23,482
                                                    ===========


5.       401 (K) PLAN

         The Companies implemented a defined contribution plan under section 401(k) of the Internal Revenue Code (the "401(k) Plan") covering most of the employees. Maximum employee and company contributions are limited by Internal Revenue Code regulations and by the terms of the 401(k) Plan. For the period from October 22, 1998 (inception) to December 31, 1998, the years ended December 31, 1999 and 2000 and the three months ended March 31, 2001, the Companies did not contribute to the 401(k) Plan.


6.       PARTNERS' CAPITAL

         The net income (loss) of the Companies are allocated based on the economic interest of the Partners.

         On December 28, 1998, Buena Vista Pictures Distribution contributed $15,000,000 for a ten percent participating right in the Companies. During 1999, AB Svensk Filmindustri purchased a two percent limited partnership interest in the Companies for a total of $3,000,000 and Lusomundo purchased a two percent limited partnership interest in the Companies for a total of $3,000,000, which was paid by scheduled payments. As of March 31, 2001 the full $3,000,000 pledged by each limited partner had been paid to the Companies.

         STOCK OPTION PLAN (PRO FORMA)

         Prior to the offering, Spyglass Entertainment Group, Inc. assumed all outstanding compensatory options issued by the Companies, which became options to purchase shares of common stock.

         The Companies account for the stock options under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB Opinion No. 25, compensation cost is not recognized for options issued at market value of the common stock at the date of the grant. Had compensation cost for the stock options been determined consistently with SFAS 123, the Companies' net income
(loss) would have decreased to the following pro forma amounts (amounts in thousands):


                                                        OCTOBER 22, 1998
                                                         (INCEPTION) TO
                                                          DECEMBER 31,       YEAR ENDED DECEMBER 31,
                                                              1998             1999           2000
                                                        ----------------   ------------   -----------
   Net income (loss) - as reported....................  $      (1,490)     $    18,085    $    94,628
   Net income (loss) - pro forma (unaudited)..........  $      (1,490)     $    18,078    $    94,603

         The fair value of each option granted was estimated on the date of grant using the minimum value method with the following weighted average assumptions for grants for the period from October 22, 1998 (inception) to December 31, 1998 and the years ended December 31, 1999 and 2000, respectively; risk-free


                                   Page F-16
interest rates of 4.32%, 5.11% and 6.64%, expected lives of 3 years, zero volatility and payments of no dividends.

         The weighted average grant date fair value of options granted during the year ended December 31, 1999 and 2000 was $0.071 and $0.691 per share, respectively. For the period from January 1, 2001 to March 31, 2001 no additional options were granted.

         Additional information regarding the outstanding stock options is as follows:

                                                             DECEMBER 31, 1999               DECEMBER 31, 2000
                                                      ------------------------------   -----------------------------
                                                          SHARES         WEIGHTED                        WEIGHTED
                                                                          AVERAGE                        AVERAGE
                                                                      EXERCISE PRICE     SHARES       EXERCISE PRICE
                                                      -----------     --------------   -----------    --------------

Options outstanding at beginning of year..........      1,164,268       $   0.028       1,701,622       $   0.178
       Granted....................................        537,354           0.502          91,485           3.826
       Exercised..................................             --              --              --              --
       Cancelled..................................             --              --              --              --
Options outstanding at year end...................      1,701,622       $   0.178       1,793,107       $   0.364


                                   Page F-17

         The following table summarized information about the outstanding options at December 31, 2000:

                                                   WEIGHTED-AVERAGE
                             OPTIONS           REMAINING            OPTIONS
                           OUTSTANDING      CONTRACTUAL LIFE      EXERCISABLE
                         --------------     ----------------     ------------
EXERCISE PRICE
$0.028                       1,164,268           3.81              511,002
$0.502                         537,354           4.32              226,351
$3.826                          91,485           5.08               20,929
                         --------------     ----------------     ------------
                             1,793,107           4.02              758,282

         The Companies issued stock options to a nonemployee for consulting services to be provided over a five-year term. These options were fair valued using the Black-Scholes Option Pricing Model using the following assumptions: risk-free rate of 6.64%, expected life of three years, dividend yield of zero and a volatility of 50%.

7.       RELATED PARTY TRANSACTIONS

         On October 22, 1998 (inception), the Companies entered into a long-term production, financing and distribution agreement ("PFD agreement") with Buena Vista Pictures Distribution. Pursuant to that agreement, Buena Vista Pictures Distribution acquired the U.S. domestic and certain foreign distribution rights to all of the Companies' motion pictures, made initial loans and advances to the Companies that are recoupable from overages due to the Companies and purchased a participating right in the Companies. Also, pursuant to the PFD agreement, Buena Vista Pictures Distribution provides the Companies with certain overhead support at no cost. For the year ended December 31, 2000 and the three months ended March 31, 2001, the Companies derived approximately 75% and 37%, respectively, of its revenue from motion pictures distributed by Buena Vista Pictures Distribution and Buena Vista International.

         Additionally, the principals of the Companies were entitled to receive compensation, which was comprised of salary, producer fees and contingent compensation, of zero, $14,000,000, $7,500,000 and $2,600,000 for the period from October 22, 1998 (inception) to December 31, 1998, the years ended December 31, 1999 and 2000, and the three months ended March 31, 2001, respectively.

         On November 10, 1998, the Companies entered into a long-term distribution agreement that granted to AB Svensk certain rights to distribute, exhibit and license certain motion pictures produced in the applicable local language of the countries comprising the distribution territory (defined in the agreement to consist of Sweden, Norway, Denmark, Finland and Iceland), through theatrical releases, home video releases, traditional non-theatrical releases (including aboard ships and airplanes and closed-circuit hotel/motel rights) and free over-the-air broadcast television exhibition. To date, the Companies have recognized revenues of $13.1 million under the agreement.

         On October 28, 1998, the Companies entered into a long-term distribution agreement with Lusomundo Audiovisuais. Pursuant to that agreement, Lusomundo Audiovisuais received certain sole and exclusive rights to distribute, exhibit and license the Portuguese-language version of certain pictures in Portugal and African Portuguese-speaking countries (specifically, Angola and Mozambique) via theatrical releases, non-theatrical releases, television exhibition and home video releases (defined in the agreement to include free television, pay television and pay-per-view television). To date, the Companies have recognized revenues of $2.6 million under the agreement.

         The Companies have extended loans to an employee in the aggregate principal amount of $200,000 at an annual interest rate of six percent.


                                   Page F-18

         During 2000 the Companies paid incentive compensation to the principals based upon preliminary estimates. The incentive compensation paid was $1.6 million higher than the final calculated amounts due and the principals repaid such amounts to the Companies subsequent to December 31, 2000.

8.       COMMITMENTS AND CONTINGENCIES

         EMPLOYMENT AGREEMENTS

         During the year ended December 31, 2000, the Companies had employment agreements with various employees. The agreements provide for minimum salary levels as well as, in some cases, bonuses. Bonuses are accrued on a straight line basis over the period to which they relate.

         CREATIVE TALENT AGREEMENTS

         During the year ended December 31, 2000, the Companies had contractual agreements for creative talent related to future film production. Such amounts are scheduled to be paid through 2001.

         Future minimum annual commitments under employment agreements and creative talent agreements as of December 31, 2000 are as follows (in thousands):

       2001................................................ $    9,705
       2002................................................         --
       2003................................................      2,450
       Thereafter..........................................         --
                                                            ----------
                                                            $   12,155
                                                            ==========

         CONTINGENT COMPENSATION

         Contingent compensation represents discretionary incentive bonus payments to employees from the pre-tax net profit for the year.

         LITIGATION

         The Companies believe based upon the advice of legal counsel, that there are no proceedings, either threatened or pending, that could result in a material adverse effect on the results of operations or the financial conditions of the Companies

9.       PRO FORMA INCOME TAXES (UNAUDITED)

         The Companies operated as a limited partnership, and therefore were not subject to federal income taxes and only to state income taxes at a reduced rate. As a limited partnership, the general and limited partners were subject to federal and state taxes based on the earnings of the Companies. As a result of reorganization the Companies will be required to record a one-time, non-cash charge against historical earnings for additional deferred taxes based upon the increase in the effective tax rate from the Companies' limited partnership status to a C corporation holding company.

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes. Under SFAS 109, deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods and for loss carryforwards. A valuation allowance


                                   Page F-19
is recognized if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

         The tax effects of temporary differences which give rise to deferred tax assets (liabilities) are as follows (amounts in thousands):

                                                DECEMBER 31,    DECEMBER 31,     DECEMBER 31,      MARCH 31,
                                                    1998            1999             2000            2001
                                               -------------    ------------     ------------    -----------

Deferred tax assets (liabilities):
   Depreciation and amortization............... $       --       $     289        $     537       $    614
   Accrued expenses and other..................        (13)            605            2,664            640
   Net operating loss..........................        579              --               --             --
                                                ------------    ------------     ------------    -----------
       Subtotal gross tax assets
          (liabilities)........................        566             894            3,201          1,254
   Valuation allowance.........................       (579)             --               --             --
                                                ------------    ------------     ------------    -----------
       Net deferred tax assets ................ $      (13)$     $     894        $   3,201       $  1,254
                                                ============    ============     ============    ===========


     In addition to the deferred tax items indicated above, at the time of the reorganization, the ownership interests in Spyglass and all of the assets and liabilities of B&B Company associated with THE SIXTH SENSE will be contributed to Spyglass Entertainment Group, Inc. ("Spyglass Entertainment Group"). It is anticipated that a deferred tax asset will be established relating to the tax basis of THE SIXTH SENSE film assets. This asset will be assessed for realizability and any required valuation allowance will also be established. As of March 31, 2001, this deferred tax asset was approximately $9,825,000.

         The pro forma provision for income taxes is as follows (amounts in thousands):

                                            OCTOBER 22, 1998
                                             (INCEPTION) TO                                    THREE MONTHS
                                              DECEMBER 31,        YEAR ENDED DECEMBER 31,       ENDED MARCH
                                                  1998             1999           2000            31, 2001
                                            ----------------   -------------   -------------   -------------
Current:
     Federal................................$          --       $     4,601     $    30,409      $   2,411
     State .................................           --             1,786           8,625          1,441

Deferred:
     Federal ...............................           15              (851)         (2,325)         2,070
     State .................................           (2)              (56)             19           (123)
                                            ----------------   -------------   --------------   ------------
     Pro forma provision for income taxes ..$          13      $      5,480     $     36,728     $   5,799
                                            ================   =============== ==============   ============


                                   Page F-20

         The following is a summary reconciliation of the effective tax rate to the assumed federal tax rate:

                                                             OCTOBER 22,
                                                                 1998
                                                            (INCEPTION) TO            YEAR ENDED           THREE MONTHS
                                                             DECEMBER 31,            DECEMBER 31,          ENDED MARCH
                                                                 1998            1999            2000        31, 2001
                                                            ---------------   ------------   -----------   ------------
Assumed federal tax rate on pre-tax book income (loss)....          (35.0)%        35.0%         35.0%          35.0%
State taxes, net of federal benefit ......................           (3.0)          6.5           5.9            5.8
Other, primarily foreign withholding taxes................             --          (8.0)         (2.1)          (1.2)

Valuation allowance.......................................           38.9          (3.2)           --             --
                                                           ----------------   ------------   -----------   ------------
Effective pro forma tax rate..............................            0.9%         30.3%         38.8%          39.6%
                                                           ================   ============   ===========   ============


10.      SEGMENT REPORTING

         The Companies apply the disclosure provisions of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement requires companies to report certain information about operating segments in a financial statement and information about their products and services, the geographic areas in which they operate, and their major customers. As the Companies have only one reportable operating segment of their businesses and no assets held outside the United States, there is no segment information to report for the period from October 22, 1998 (inception) to December 31, 1998, the years ended December 31, 1999 and 2000, and the three months ended March 31, 2001, other than the following geographic information. The Companies' foreign activities are principally motion picture production and distribution in territories outside of the United States and Canada. Revenues earned from motion picture production and distribution by geographic region were as follows (amounts in thousands):

                                      OCTOBER 22, 1998                                      THREE MONTHS
                                       (INCEPTION) TO                                          ENDED
                                        DECEMBER 31,         YEAR ENDED DECEMBER 31,          MARCH 31,
                                            1998              1999             2000             2001
                                      ----------------   ---------------   --------------   ------------
Geographic Region:
United States and Canada............. $            --    $       50,376    $      86,506    $     12,276

International........................              --            58,080          172,599    $     27,845
                                      ----------------   ---------------   --------------   -------------
                                      $            --    $      108,456    $     259,105    $     40,121
                                      ================   ===============   ==============   =============



                                   Page F-21

         11.      QUARTERLY FINANCIAL DATA (UNAUDITED)

         Certain quarterly information is presented below (in thousands):

                                                      THREE MONTHS
                                                          ENDED
                                                        MARCH 31
                                                   ------------------
2001:
Revenues.........................................  $          40,121
Gross profit.....................................  $          18,831
Net income.......................................  $          14,629
Pro forma net income ............................  $           8,830
Basic earnings per share.........................  $            0.40
Diluted earnings per share.......................  $            0.37
Pro forma basic earnings per share...............  $            0.24
Pro forma diluted earnings per share ............  $            0.22


                                                                              THREE MONTHS ENDED
                                                      MARCH 31           JUNE 30     SEPTEMBER 30   DECEMBER 31
                                                   ---------------  --------------   ------------   ------------
2000:
Revenues.........................................  $       70,354   $     113,027    $     54,352   $    21,372
Gross profit.....................................  $       45,161   $      31,278    $     30,159   $     5,338
Net income.......................................  $       38,452   $      26,630    $     26,425   $     3,121
Pro forma net income.............................  $       23,528   $      16,294    $     16,169   $     1,910
Basic earnings per share.........................  $         1.05   $        0.73    $       0.72   $      0.09
Diluted earnings per share.......................  $         0.97   $        0.67    $       0.66   $      0.08
Pro forma basic earnings per share...............  $         0.64   $        0.44    $       0.44   $      0.05
Pro forma diluted earnings per share ............  $         0.60   $        0.41    $       0.40   $      0.05


                                                                              THREE MONTHS ENDED
                                                      MARCH 31        JUNE 30      SEPTEMBER 30    DECEMBER 31
                                                   ------------    --------------  ------------    -----------
1999:
Revenues.........................................  $      5,000    $      48,404   $    37,224     $    17,828
Gross profit.....................................  $      1,652    $      (2,735)  $    21,419     $     6,242
Net income (loss)................................  $        282    $      (4,171)  $    18,538     $     3,436
Pro forma net income (loss)......................  $        197    $      (2,907)  $    12,920     $     2,395
Basic earnings (loss) per share..................  $       0.01    $       (0.11)  $      0.51     $      0.09
Diluted earnings (loss) per share................  $       0.01    $       (0.11)  $      0.48     $      0.09
Pro forma basic earnings (loss) per share .......  $       0.01    $       (0.08)  $      0.35     $      0.07
Pro forma diluted earnings (loss) per share .....  $       0.01    $       (0.08)  $      0.34     $      0.06


                                                       OCTOBER 22
                                                       (INCEPTION)
                                                     TO DECEMBER 31
                                                   -------------------
1998:
Revenues.........................................  $              --
Gross profit.....................................  $              --
Net loss.........................................  $          (1,490)
Pro forma net loss ..............................  $          (1,503)
Basic and diluted loss per share.................  $           (0.04)
Pro forma basic and diluted loss per share ......  $           (0.04)


                                   Page F-22

12.      SUBSEQUENT EVENTS

         Prior to the offering, in exchange for an aggregate of 36,678,894 shares of common stock, (i) AB Svensk Filmindustri, Lusomundo Audiovisuais, Roger Birnbaum and Barber Family Partnership, Ltd., will contribute all of the outstanding limited partner interests in Spyglass to Spyglass Entertainment Group, (ii) Hostage Productions, Inc., an affiliate of Buena Vista Pictures Distribution, will contribute its participating right, (iii) Roger Birnbaum and The Barber Family Partnership, Ltd., will contribute all of the outstanding membership interests in AEG, (iv) B&B Company will contribute all of its right, title and interest in the domestic and foreign copyrights to and all intangible property rights associated with THE SIXTH SENSE motion picture, and (v) Spyglass Entertainment Group will assume the liabilities of B&B Company associated with THE SIXTH SENSE. Prior to the offering, Spyglass Entertainment Group also assumed compensatory options issued by Spyglass, which became options to purchase 3,321,106 shares of common stock. As a result, Spyglass Entertainment Group will be the holding company for all of the limited partner interests and, our wholly-owned subsidiary, AEG, all outstanding general partner interests of Spyglass, and will have acquired all rights to THE SIXTH SENSE motion picture previously distributed to B&B Company.

         Concurrent with the above transactions Spyglass Entertainment Group is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share.


                                   Page F-23

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY


                Unaudited Combined Pro Forma Financial Statements

We are presenting the unaudited combined pro forma financial statements shown below in a prospectus we are providing to non-U.S. investors in connection with a concurrent offering of shares of our common stock which will be listed on the German Neuer Markt. We are presenting this information in this prospectus in order to provide you with the same information that we are providing to investors in the other offering. This information has been prepared by combining the historical financial statements of the companies participating in the reorganization and making adjustments to reflect the (1) estimated additional annual costs we would have incurred had we established an office in Germany and operated as a corporation since October 22, 1998 (inception) with such costs including, among others things, investor relations, public reporting, shareholders' meetings and communication and a Board of Directors; (2) the income tax provisions and deferred tax balances we estimate that we would have recorded based upon the income computed as described above and assuming that we had become a taxable entity on October 22, 1998 (inception); and (3) the reclassification of the Partners' capital to the various components of stockholders' equity assuming that we had operated as a corporation since on October 22, 1998 (inception) and the impact of the other estimated adjustments upon retained earnings as detailed above.

This information has been prepared in this manner to comply with the requirements of the Neuer Markt. This information has not been prepared in accordance with, and does not comply with, Article 11 of the Securities and Exchange Commission's Regulation S-X.

The unaudited combined pro forma balance sheets and statements of operations, stockholders' equity and cash flows of the Companies illustrate the estimated effects of the reorganization of the Companies as a C corporation holding company. The unaudited combined pro forma balance sheets of the Companies as of December 31, 1998, 1999 and 2000 present the estimated financial position of the Companies as if the reorganization had been completed as of such date. The unaudited combined pro forma statements of operations, stockholders' equity and cash flows of the Companies for the period from October 22, 1998 (inception) to December 31, 1998 and the years ended December 31, 1999 and 2000 present the estimated results of operations and cash flows of the Companies as if the reorganization had been completed as of October 22, 1998 (inception).

The unaudited combined pro forma financial statements of the Companies and notes thereto should be read in conjunction with the combined financial statements contained elsewhere in this registration statement.

The pro forma financial data of the Companies does not purport to represent what the financial position or results of operations would have been if the reorganization had in fact been consummated on such date or at the beginning of the period indicated or to project the financial position or results of operations for any future date or period. The pro forma adjustments are based upon available information and upon certain assumptions that the Companies' management believes are reasonable in the circumstances.


                                   Page PF-1

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY
                        Combined Pro Forma Balance Sheets
                             (amounts in thousands)

                                                                                               DECEMBER 31,
                                                           DECEMBER 31,       PRO FORMA            1998
                                                               1998          ADJUSTMENTS        PRO FORMA
                                                          -------------    -----------------  ---------------
                                                                             (UNAUDITED)       (UNAUDITED)
ASSETS

Cash and cash equivalents..............................   $      13,162     $        (250)(4)  $    12,912
Accounts receivable....................................              74                --               74
Film costs, net........................................           9,141                --            9,141
Other assets, net......................................           2,508                --            2,508
                                                          --------------    --------------     ------------
                                                          $      24,885     $        (250)     $    24,635
                                                          ==============    ==============     ============
LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses..................   $      10,420     $          13(5)   $    10,433
Accrued participations and residuals...................              --                --               --
Deferred revenues......................................              --                --               --
Bank and other borrowings..............................             945                --              945
                                                          --------------    --------------     ------------
                                                                 11,365                13           11,378
Commitments and contingencies

Partners' capital......................................          13,520           (13,520)(3)           --
Common stock, $.001 par value per share, 100,000,000
shares authorized; 36,678,894 pro forma shares issued
and outstanding........................................              --                37(3)            37
Additional paid-in capital.............................              --            14,973(3)        14,973
Retained earnings......................................              --            (1,753)(3)       (1,753)
                                                          --------------    --------------     ------------
                                                          $      24,885     $        (250)     $    24,635
                                                          ==============    ==============     ============



                           See accompanying footnotes.


                                   Page PF-2

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY

                        Combined Pro Forma Balance Sheets
                             (amounts in thousands)

                                                                                                DECEMBER 31,
                                                            DECEMBER 31,       PRO FORMA           1999
                                                               1999           ADJUSTMENTS        PRO FORMA
                                                          ----------------  -----------------  --------------
                                                                              (UNAUDITED)       (UNAUDITED)
ASSETS
Cash and cash equivalents..............................   $         4,537          (4,537)(4)           --
Accounts receivable....................................             1,336              --            1,336
Film costs, net........................................           137,053              --          137,053
Deferred tax...........................................                --             894(5)           894
Other assets, net......................................            10,829              --           10,829
                                                          ----------------  --------------     ------------
                                                          $       153,755   $      (3,643)     $   150,112
                                                          ================  ==============     ============
LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses..................   $           548   $          --      $      548
Accrued participations and residuals...................             3,096              --            3,096
Deferred revenues......................................            36,789              --           36,789
Bank and other borrowings..............................            83,567           2,150(4)        85,717
                                                          ----------------  --------------     ------------
                                                                  124,000           2,150          126,150
Commitments and contingencies

Partners' capital......................................            29,755         (29,755)(3)            --
Common stock, $.001 par value per share, 100,000,000                                   37
shares authorized; 36,678,894 pro forma shares issued
and outstanding........................................                --                (3)            37
Additional paid-in capital.............................                --          19,723(3)        19,723
Retained earnings......................................                --           4,202(3)         4,202
                                                          ----------------  --------------     ------------
                                                          $       153,755   $      (3,643)     $   150,112
                                                          ================  ==============     ============





                           See accompanying footnotes.


                                   Page PF-3

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY

                        Combined Pro Forma Balance Sheets
                             (amounts in thousands)

                                                                                               DECEMBER 31,
                                                           DECEMBER 31,       PRO FORMA            2000
                                                               2000          ADJUSTMENTS        PRO FORMA
                                                          ---------------  -----------------  --------------
                                                                             (UNAUDITED)       (UNAUDITED)
ASSETS

Cash and cash equivalents..............................   $       23,659   $     (23,659)(4)   $        --
Accounts receivable....................................            8,133              --             8,133
Film costs, net........................................          128,516              --           128,516
Deferred tax...........................................               --           3,201(5)          3,201
Other assets, net......................................            6,982              --             6,982
                                                          ---------------  ----------------    ------------
                                                          $      167,290   $     (20,458)      $   146,832
                                                          ===============  ================    ============
LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses..................   $        6,158   $          --       $      6,158
Accrued participations and residuals...................            7,044              --              7,044
Deferred revenues......................................           46,313              --             46,313
Bank and other borrowings..............................            3,320          22,213(4)          25,533
                                                          ---------------  -----------------   -------------
                                                                  62,835          22,213             85,048
Commitments and contingencies
Partners' capital......................................          104,455        (104,455)(3)             --
Common stock, $.001 par value per share, 100,000,000
shares authorized; 36,678,894 pro forma shares issued
and outstanding........................................               --              37(3)              37
Additional paid-in capital.............................               --          21,587(3)          21,587
Retained earnings......................................               --          40,160(3)          40,160
                                                          ---------------  -----------------   -------------
                                                          $      167,290   $     (20,458)      $   146,832
                                                          ===============  =================   =============





                           See accompanying footnotes.



                                   Page PF-4

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY

                   Combined Pro Forma Statements of Operations
               (in thousands, except for share and per share data)

                                                                                            OCTOBER 22,
                                                     OCTOBER 22,                                1998
                                                        1998                               (INCEPTION) TO
                                                   (INCEPTION) TO                            DECEMBER 31,
                                                    DECEMBER 31,        PRO FORMA               1998
                                                        1998           ADJUSTMENTS           PRO FORMA
                                                   ----------------   -----------------   -----------------
                                                                       (UNAUDITED)          (UNAUDITED)
Revenues:
       Minimum guarantees........................  $            --    $           --      $             --
       Overages and others.......................               --                --                    --
                                                   ----------------   ---------------     -----------------
 Total revenues..................................               --                --                    --
                                                   ----------------   ---------------     -----------------
Direct costs:
       Film costs................................               --                --                    --
       Distribution costs........................               --                --                    --
                                                   ----------------   ---------------     -----------------
Total direct costs...............................               --                --                    --
                                                   ----------------   ---------------     -----------------
       Gross profit..............................               --                --                    --

Operating expenses...............................            1,467               250(1)              1,717
Contingent compensation..........................               --                --                    --
                                                   ----------------   ---------------     -----------------
Operating income (loss)..........................           (1,467)             (250)               (1,717)

Interest expense, net............................               23                --                    23
                                                   ----------------   ---------------     -----------------
Income loss before pro forma provision for
       income taxes..............................           (1,490)             (250)               (1,740)
Provision for income taxes (unaudited)...........               --               (13)(2)               (13)
                                                   ----------------   ---------------     -----------------
Net loss (unaudited).............................  $        (1,490)   $         (263)     $         (1,753)
                                                   ================   ===============     =================
Loss per common share:
Basic  ..........................................  $         (0.04)                       $          (0.05)
                                                   ================                       =================
Diluted..........................................  $         (0.04)                       $          (0.05)
                                                   ================                       =================
Weighted average shares outstanding:
Basic  ..........................................       36,678,894                              36,678,894
                                                   ================                       =================
Diluted..........................................       37,843,161                              37,843,161
                                                   ================                       =================





                           See accompanying footnotes.



                                   Page PF-5

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY

                   Combined Pro Forma Statements of Operations
               (in thousands, except for share and per share data)

                                                                                              YEAR ENDED
                                                          YEAR ENDED                         DECEMBER 31,
                                                         DECEMBER 31,       PRO FORMA            1999
                                                             1999          ADJUSTMENTS         PRO FORMA
                                                       -----------------  ---------------    ---------------
                                                                           (UNAUDITED)        (UNAUDITED)
Revenues:
       Minimum guarantees.........................     $         84,461   $           --     $       84,461
       Overages and others........................               23,995               --             23,995
                                                       -----------------  ---------------    ---------------
 Total revenues...................................              108,456               --            108,456
                                                       -----------------  ---------------    ---------------
Direct costs:
       Film costs.................................               63,516               --             63,516
       Distribution costs.........................               18,362               --             18,362
                                                       -----------------  ---------------    ---------------
Total direct costs................................               81,878               --             81,878
                                                       -----------------  ---------------    ---------------
       Gross profit...............................               26,578               --             26,578

Operating expenses................................                4,918              250(1)           5,168
Contingent compensation...........................                2,073               --              2,073
                                                       -----------------  ---------------    ---------------
Operating income..................................               19,587             (250)            19,337
Interest expense, net.............................                1,502               --              1,502
                                                       -----------------  ---------------    ---------------
Income before pro forma provision for
       income taxes...............................               18,085             (250)            17,835
Provision for income taxes (unaudited)............                   --           (5,280)(2)         (5,280)
                                                       -----------------  ---------------    ---------------
Net income (unaudited)............................     $         18,085   $       (5,530)    $       12,555
                                                       =================  ===============    ===============
Earnings per common share:
Basic  ...........................................     $           0.49                      $         0.34
                                                       =================                     ===============
Diluted...........................................     $           0.47                      $         0.33
                                                       =================                     ===============
Weighted average shares outstanding:
Basic  ...........................................           36,678,894                          36,678,894
                                                       =================                     ===============
Diluted...........................................           38,248,017                          38,248,017
                                                       =================                     ===============





                           See accompanying footnotes.



                                   Page PF-6

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY

                   Combined Pro Forma Statements of Operations
               (in thousands, except for share and per share data)

                                                                                               YEAR ENDED
                                                          YEAR ENDED                          DECEMBER 31,
                                                         DECEMBER 31,       PRO FORMA             2000
                                                             2000          ADJUSTMENTS         PRO FORMA
                                                       -----------------  ---------------   -----------------
                                                                           (UNAUDITED)        (UNAUDITED)
Revenues:
       Minimum guarantees.........................     $         86,715   $           --      $       86,715
       Overages and others........................              172,390               --             172,390
                                                       -----------------  ---------------     ---------------
 Total revenues...................................              259,105               --             259,105
                                                       -----------------  ---------------     ---------------
Direct costs:
       Film costs.................................              123,990               --             123,990
       Distribution costs.........................               23,179               --              23,179
                                                       -----------------  ---------------     ---------------
Total direct costs................................              147,169               --             147,169
                                                       -----------------  ---------------     ---------------
       Gross profit...............................              111,936               --             111,936

Operating expenses................................                6,758              250(1)            7,008
Contingent compensation...........................               10,225               --              10,225
                                                       -----------------  ---------------     ---------------

Operating income..................................               94,953             (250)             94,703

Interest expense, net.............................                  325               --                 325
                                                       -----------------  ---------------     ---------------
Income before pro forma provision for
       income taxes...............................               94,628             (250)             94,378
Provision for income taxes (unaudited)............                   --          (36,628)(2)         (36,628)
                                                       -----------------  ---------------     ---------------
Net income (unaudited)............................     $         94,628   $      (36,878)     $       57,750
                                                       =================  ===============     ===============
Earnings per common share:
Basic  ...........................................     $           2.58                       $         1.57
                                                       =================                      ===============
Diluted...........................................     $           2.37                       $         1.45
                                                       =================                      ===============
Weighted average shares outstanding:
Basic  ...........................................           36,678,894                           36,678,894
                                                       =================                      ===============
Diluted...........................................           39,862,830                           39,862,830
                                                       =================                      ===============





                           See accompanying footnotes.



                                   Page PF-7

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY

              Combined Pro Forma Statements of Stockholders' Equity
                             (amounts in thousands)

                                                                                                                         TOTAL
                                                     TOTAL                                              RETAINED      STOCKHOLDERS'
                                                   PARTNERS       PRO FORMA      COMMON     PAID-IN-    (DEFICIT)       EQUITY
                                                    CAPITAL     ADJUSTMENTS(3)   STOCK       CAPITAL    EARNINGS       PRO FORMA
                                                   ---------    --------------   -------    ---------   ----------    ------------
                                                                                                                       (UNAUDITED)
Balance, October 22, 1998 (inception)...........   $     --     $         --     $   --     $     --    $      --     $        --

       Capital contributions....................     15,010          (15,010)        --           --           --              --
       Common stock issued......................         --           15,010         37       14,973           --          15,010
       Net loss.................................     (1,490)           1,490         --           --           --              --
       Retained deficit.........................         --           (1,753)        --           --       (1,753)         (1,753)
                                                   ---------    -------------    -------    ---------   ----------    ------------
Balance, December 31, 1998......................     13,520             (263)        37       14,973       (1,753)         13,257

       Capital contributions....................      4,750           (4,750)        --           --           --              --
       Common stock issued......................         --            4,750         --        4,750           --           4,750
       Distributions ...........................     (6,600)           6,600         --           --           --              --
       Retained earnings........................         --           (6,600)        --           --       (6,600)         (6,600)
       Net income...............................     18,085          (18,085)        --           --           --              --
       Retained earnings........................         --           12,555         --           --       12,555          12,555
                                                   ---------    -------------    -------    ---------   ----------    ------------
Balance, December 31, 1999......................     29,755           (5,793)        37       19,723        4,202          23,962

       Capital contributions....................      1,450           (1,450)        --           --           --              --
       Common stock issued......................         --            1,450         --        1,450           --           1,450
       Distributions ...........................    (21,792)          21,792         --           --           --              --
       Retained earnings........................         --          (21,792)        --           --      (21,792)        (21,792)
       Nonemployee stock compensation...........        414             (414)        --           --           --              --
       Common stock issued......................         --              414         --          414           --             414
       Net income...............................     94,628          (94,628)        --           --           --              --
       Retained earnings........................         --           57,750         --           --       57,750          57,750
                                                   ---------    -------------    -------    ---------   ----------    ------------
Balance, December 31, 2000......................   $104,455     $    (42,671)    $   37     $ 21,587    $  40,160     $    61,784
                                                   =========    =============    =======    =========   ==========    ============





                           See accompanying footnotes.



                                   Page PF-8

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY

                   Combined Pro Forma Statements of Cash Flows
                             (amounts in thousands)

                                                                                           OCTOBER 22,
                                                      OCTOBER 22,                              1998
                                                         1998                             (INCEPTION) TO
                                                    (INCEPTION) TO                         DECEMBER 31,
                                                     DECEMBER 31,         PRO FORMA            1998
                                                         1998          ADJUSTMENTS(4)       PRO FORMA
                                                    ----------------   ----------------  -----------------
                                                                         (UNAUDITED)       (UNAUDITED)
Cash flows from operating activities:
   Net loss......... ...........................    $        (1,490)   $          (263)  $         (1,753)
   Adjustments to reconcile net loss to
     net cash used in operating activities:
       Nonemployee stock compensation...........                 --                 --                 --
       Depreciation and amortization of other
        assets..................................                 --                 --                 --
       Amortization of film costs...............                 --                 --                 --
       Increase in accounts receivable..........                (74)                --                (74)
       Increase in film costs...................             (9,141)                --             (9,141)
       (Increase) decrease in other assets......                (70)                --                (70)
       Increase (decrease) in accounts payable
        and accrued expenses....................             10,420                 13             10,433
       Increase in accrued participations and
        residuals...............................                 --                 --                 --
       Increase in deferred revenue.............                 --                 --                 --
                                                    ----------------   ----------------  -----------------
Net cash used in operating activities...........               (355)              (250)              (605)
                                                    ----------------   ----------------  -----------------
Cash flows from investing activities:
       Purchase of equipment....................                 --                 --                 --
                                                    ----------------   ----------------  -----------------
Net cash used in investing activities...........                 --                 --                 --
                                                    ----------------   ----------------  -----------------
Cash flows from financing activities:
       Additions (repayments) to bank and other
         borrowings.............................                945                 --                945
       Deferred debt issuance costs.............             (2,438)                --             (2,438)
       Capital contributions....................             15,010                 --             15,010
                                                    ----------------   ----------------  -----------------
Net cash provided by financing activities.......             13,517                 --             13,517
                                                    ----------------   ----------------  -----------------
Net increase in cash and cash
equivalents.....................................             13,162               (250)            12,912

Cash and cash equivalents, beginning of period..                 --                 --                 --
                                                    ----------------   ----------------  -----------------
Cash and cash equivalents, end of period........    $        13,162    $          (250)  $         12,912
                                                    ================   ================  =================
Supplemental disclosure of cash flow information:
Interest paid...................................    $            --    $            --   $             --
                                                    ================   ================  =================
Taxes paid......................................    $            --    $            --   $             --
                                                    ================   ================  =================





                           See accompanying footnotes.



                                   Page PF-9

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY

                   Combined Pro Forma Statements of Cash Flows
                             (amounts in thousands)

                                                                                         YEAR ENDED
                                                      YEAR ENDED                        DECEMBER 31,
                                                     DECEMBER 31,       PRO FORMA           1999
                                                         1999         ADJUSTMENTS(4)     PRO FORMA
                                                    ----------------  ---------------  ---------------
                                                                       (UNAUDITED)      (UNAUDITED)
Cash flows from operating activities:
   Net income...................................    $        18,085   $       (5,530)  $       12,555
   Adjustments to reconcile net income to
     net cash used in operating activities:
       Nonemployee stock compensation...........                 --               --               --
       Depreciation and amortization of other
        assets..................................                157               --              157
       Amortization of film costs...............             60,420               --           60,420
       Increase in accounts receivable..........             (1,262)              --           (1,262)
       Increase in film costs...................           (188,332)              --         (188,332)
       Increase in deferred taxes...............                 --             (907)            (907)
       (Increase) decrease in other assets......             (8,055)              --           (8,055)
       Increase (decrease) in accounts payable
        and accrued expenses....................             (9,872)              --           (9,872)
       Increase in accrued participations and
        residuals...............................              3,096               --            3,096
       Increase in deferred revenue.............             36,789               --           36,789
                                                    ----------------  ---------------  ---------------
Net cash used in operating
activities......................................            (88,974)          (6,437)         (95,411)
                                                    ----------------  ---------------  ---------------
Cash flows from investing activities:
       Purchase of equipment....................               (423)             (--)            (423)
                                                    ----------------  ---------------  ---------------
Net cash used in investing activities...........               (423)             (--)            (423)
                                                    ----------------  ---------------  ---------------
Cash flows from financing activities:
       Additions (repayments) to bank and
         other borrowings.......................             82,622            2,150           84,772
       Deferred debt issuance costs.............                 --               --               --
       Capital contributions....................              4,750               --            4,750
       Distribution of earnings.................             (6,600)              --           (6,600)
                                                    ----------------  ---------------  ---------------
Net cash provided by financing
activities......................................             80,772            2,150           82,922
                                                    ----------------  ---------------  ---------------
Net decrease in cash and cash
equivalents.....................................             (8,625)          (4,287)         (12,912)

Cash and cash equivalents, beginning of period..             13,162             (250)          12,912
                                                    ----------------  ---------------  ---------------
Cash and cash equivalents, end of period........    $         4,537   $      (4,537)   $           --
                                                    ================  ===============  ===============
Supplemental disclosure of cash flow information:
Interest paid...................................    $           676   $           --   $          676
                                                    ================  ===============  ===============
Taxes paid......................................    $            --   $        6,187   $        6,187
                                                    ================  ===============  ===============





                           See accompanying footnotes.



                                   Page PF-10

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY

                   Combined Pro Forma Statements of Cash Flows
                             (amounts in thousands)

                                                                                           YEAR ENDED
                                                      YEAR ENDED                          DECEMBER 31,
                                                     DECEMBER 31,         PRO FORMA           2000
                                                         2000          ADJUSTMENTS(4)       PRO FORMA
                                                    ----------------   ----------------  ----------------
                                                                         (UNAUDITED)       (UNAUDITED)
Cash flows from operating activities:
   Net income...................................    $        94,628    $       (36,878)  $        57,750
   Adjustments to reconcile net income
     to net cash provided by
     operating activities:
       Nonemployee stock compensation...........                414                 --               414
       Depreciation and amortization of other
        assets..................................                212                 --               212
       Amortization of film costs...............            107,410                 --           107,410
       Increase in accounts receivable..........             (6,797)                --            (6,797)
       Increase in deferred taxes...............                 --             (2,307)           (2,307)
       Increase in film costs...................            (98,882)                --           (98,882)
       (Increase) decrease in other assets......              3,635                                3,635
       Increase (decrease) in accounts payable
        and accrued expenses....................              5,610                 --             5,610
       Increase in accrued participations and
        residuals...............................              3,957                 --             3,957
       Increase in deferred revenue.............              9,524                 --             9,524
                                                    ----------------   ----------------  ----------------
Net cash provided by operating
activities......................................            119,711            (39,185)           80,526
                                                    ----------------   ----------------  ----------------
Cash flows from investing activities:
       Purchase of equipment....................                 --                 --                --
                                                    ----------------   ----------------  ----------------
Net cash used in investing activities...........                 --                 --                --
                                                    ----------------   ----------------  ----------------
Cash flows from financing activities:
       Additions (repayments) to bank and other
         borrowings.............................            (80,247)            20,063           (60,184)
       Deferred debt issuance costs.............                 --                 --                --
       Capital contributions....................              1,450                 --             1,450
       Distribution to partners.................            (21,792)                --           (21,792)
                                                    ----------------   ----------------  ----------------
Net cash used in financing
activities......................................           (100,589)            20,063           (80,526)
                                                    ----------------   ----------------  ----------------
Net increase in cash and cash
equivalents.....................................             19,122            (19,122)               --

Cash and cash equivalents, beginning of period..              4,537             (4,537)               --
                                                    ----------------   ----------------  ----------------
Cash and cash equivalents, end of period........    $        23,659    $       (23,659)  $            --
                                                    ================   ================  ================
Supplemental disclosure of cash flow information:
Interest paid...................................    $         3,949    $            --   $         3,949
                                                    ================   ================  ================
Taxes paid......................................    $            --    $        39,935   $        39,935
                                                    ================   ================  ================





                           See accompanying footnotes.



                                   Page PF-11

               SPYGLASS ENTERTAINMENT GROUP, L.P. AND B&B COMPANY

           Notes to Unaudited Combined Pro Forma Financial Statements


(1) Represents estimated additional annual costs associated with establishment of an office in Germany and operating as a corporation since October 22, 1998 (inception). Such costs include, among others things, investor relations, public reporting, shareholders' meetings and communication and a Board of Directors.

(2) Represents the estimated provision for current and deferred corporate taxes based upon the entity being taxpaying from October 22, 1998 (inception).

(3) Represents the reclassification of the Partners' capital to the various components of stockholders' equity associated with operating as a corporation since October 22, 1998 (inception) and the impact of other estimated pro forma adjustments upon retained earnings.

(4) Represents the estimated impact of the additional annual costs and taxes upon cash and cash equivalents and bank and other borrowings assuming that such costs and taxes are paid in the period to which they relate.

(5) Represents the establishment of the estimated deferred tax balance based upon the entity being taxpaying from October 22, 1998 (inception).


                                    Page PF-12

================================================================================

UNTIL , 2001, ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.









                           [___________________ LOGO]











===============================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table itemizes the expenses incurred by the Registrant in connection with the issuance and distribution of the Securities being registered, other than underwriting discounts. All the amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Neuer Markt listing fees.

Registration fee--Securities and Exchange Commission............  $   71,875
[Neuer Markt Listing Fees]......................................
NASD Filing Fee.................................................      29,250
Accounting fees and expenses....................................     600,000
Legal fees and expenses (other than blue sky)...................   2,800,000
Blue sky fees and expenses, including legal fees................      10,000
Printing; stock certificates....................................     200,000
Transfer agent and registrar fees...............................      20,000
Consulting fees.................................................         (1)
Miscellaneous...................................................     215,000
                                                                  -----------
Total...........................................................  $
                                                                  ===========

(1) This amount will be 5% of the gross proceeds less certain expenses, including, but not limited to, legal expenses in excess of $2.0 million, and accounting fees.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant's Certificate of Incorporation and its Bylaws provide for the indemnification by the Registrant of each director, officer and employee of the Registrant to the fullest extent permitted by the Delaware General Corporation Law, as the same exist or may hereafter be amended. Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner in such person believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

         In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification must be made in respect of any claim, issue or matter as to which such person must have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought must determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Delaware law further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may otherwise be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

         The Registrant's Certificate of Incorporation also provides that a director or the Registrant must not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the greatest extent permitted by the Delaware General Corporation Law. Section 102(b)(7) of the Delaware General Corporation Law provides that a provision so limiting the personal liability of a director shall not eliminate or limit the liability of a director for, among other things: breach of duty of loyalty; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; unlawful payment of dividends; and transactions from which the director derived an improper personal benefit.

         The Registrant has entered into separate but identical indemnity agreements with each director of the Registrant and certain officers. Pursuant to the terms and conditions of such agreements, the Registrant has agreed to indemnify each such indemnitee against any amounts which he or she becomes legally obligated to pay in connection with any claim against him or her based upon any action or inaction which he or she may commit, omit or suffer while acting in his or her capacity as a director and/or officer of the Registrant or its subsidiaries, provided however, that such indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action, had no reasonable cause to believe that his or her conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling person of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:


DOCUMENT                                                        EXHIBIT NUMBER
                                                                --------------
Proposed form of Underwriting Agreement...................           1.1
Registrant's Restated Certificate of Incorporation........           3.1
Registrant's Bylaws.......................................           3.2
Registrant's Form of Indemnification Agreement............         10.10


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

         In February 2001, we issued 20 shares of common stock to the Barber Family Partnership, Ltd. and Roger Birnbaum for an aggregate purchase price of $600 ($30 per share). The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering.

         In February 2001, in exchange for an aggregate of 36,678,903 shares of our common stock, (i) AB Svensk Filmindustri, Lusomundo Audiovisuais, Roger Birnbaum and the Barber Family Partnership, Ltd., an entity that Gary Barber controls contributed all of the outstanding limited partnership interests in Spyglass Entertainment Group, L.P., (ii) Hostage Productions, Inc., an affiliate of Buena Vista Pictures Distribution, one of our distributors, contributed to us its participating right, (iii) Roger Birnbaum and the Barber Family Partnership, Ltd. contributed to us all of the outstanding membership interests in AEG, (iv) B&B Company contributed to us all of its right, title and interest in the domestic and foreign copyrights to and all intangible property rights associated with THE SIXTH SENSE motion picture, and (v) we will assume the liabilities of B&B Company associated with THE SIXTH SENSE. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering.

         In February 2001, we also assumed compensatory options issued by Spyglass Entertainment Group, L.P., which became options to purchase 3,321,106 shares of our common stock. The assumption of these shares was exempt from registration pursuant to (a) Rule 701 of the Securities Act as (i) Spyglass Entertainment Group, Inc. was not subject to reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) the options were issued pursuant to a compensatory benefit plan of Spyglass Entertainment Group, Inc., (iii) the options were issued to employees, directors and consultants of Spyglass Entertainment Group, Inc. and (b) Section 4(2) of the Securities Act as a transaction not involving any public offering.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER                    EXHIBIT DESCRIPTION

1.1     Form of Underwriting Agreement**
2.1 Exchange Agreement and Plan of Reorganization, dated as of February 16, 2001, by and among Registrant, Spyglass Entertainment Group, Inc., Gary Barber, Roger Birnbaum, the Barber Family Partnership, L.P., Astra Entertainment Group, LLC, B&B Company, Lusomundo Audiovisuais, S.G.P.S., S.A., AB Svensk Filmindustri and Hostage Productions, Inc.
3.1     Restated Certificate of Incorporation of Registrant*
3.2     Bylaws of Registrant*
4.1     Specimen Stock Certificate of Registrant**
4.2 Credit, Security, Guaranty and Pledge Agreement, dated as of December 18, 1998, by and among Registrant, The Guarantors referred to therein, the Lenders referred to therein and The Chase Manhattan Bank Bank, as amended***
4.3     Form of Registrant's 2001 Stock Incentive Plan*
4.4     Form of Registrant's Stock Option Agreement*
5.1     Opinion and Consent of Akin, Gump, Strauss, Hauer & Feld, LLP**
10.1 Memorandum of Agreement, dated as of October 22, 1998, by and between the Registrant and Buena Vista Pictures Distribution, as amended***
10.2 Distribution Agreement, dated as of October 28, 1998, by and between Registrant and Kirch Media GMBH & Co. KGAA*
10.3 Distribution Agreement, dated as of December 1998 by and between Registrant and Pony Canyon Inc.*
10.4 Distribution Agreement, dated as of February 22, 1999 by and between Registrant and Canal + Image *
10.5 Employment Agreement, dated as of October 20, 1998, by and between Registrant and Gary Barber, as amended
10.6 Employment Agreement, dated as of October 20, 1998, by and between Registrant and Roger Birnbaum, as amended
10.7 Employment Agreement, dated as of October 22, 1998, by and between Registrant and Jonathan Glickman, as amended
10.8 Option Agreement, dated as of October 22, 1998, by and between Registrant and Jonathan Glickman
10.9 Employment Agreement, dated as of March 7, 1999, by and between Registrant and Andrew Larner, as amended
10.10 Option Agreement, dated as of April 26, 1999, by and between Registrant and Andrew Larner
10.11 Employment Agreement, dated as of July 12, 1999, by and between Registrant and Edward Dowd
10.12 Employment Agreement, dated as of October 22, 1998, by and between Registrant and Paul Schwake, as amended
10.13 Option Agreement, dated as of October 22, 1998, by and between the Registrant and Paul Schwake
10.14   Form of Indemnification Agreement of Registrant*
10.15 Letter Agreement, dated as of January 1, 2001, by and between Registrant and EuroCapital Advisors, LLC
21.1    List of Subsidiaries of Registrant*
23.1 Consent of Akin, Gump, Strauss, Hauer & Feld, LLP (included in its opinion to be filed as Exhibit 5.1 hereto)**
23.2    Consent of Arthur Andersen LLP
24.1    Power of Attorney (included in signature page)
99.1    Consent of Harvey L. Karp as Nominee
99.2    Consent of David Crane as Nominee

        * Previously filed
        ** To be filed by amendment
        *** Certain portions of this agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for an order granting confidential treatment pursuant to Rule 406 of the General Rules and Regulations under the Securities Act of 1933, as amended.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(a) To provide the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned Registrant hereby undertakes:

        (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on May 17, 2001.


                                       SPYGLASS ENTERTAINMENT GROUP, INC.

                                       By:   /S/ GARY BARBER
                                           ------------------------------------
                                           Gary Barber, Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.


     SIGNATURE                               TITLE                                 DATE

  /S/ GARY BARBER                                                               May 17, 2001
-------------------------
    Gary Barber                 Chief Executive Officer and Director

           *
-------------------------                                                       May 17, 2001
   Roger Birnbaum               Chief Executive Officer and Director

           *
-------------------------                                                       May 17, 2001
    Paul Schwake                Chief Financial Officer and Secretary
                                (Principal Financial Officer and Principal
                                Accounting Officer)

*By:  /S/ GARY BARBER
    ---------------------
    As Attorney-In-Fact


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